02069100

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Opap S.A.

*CURRENT ADDRESS Kolonou 2
104 37 Athens
Greece

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34699 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]
DATE: 1/17/03

82-34699

ΟΠΑΠ Α.Ε.

ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU S.A.
(Organisation of Football Prognostics S.A.)

ANNUAL REPORT 2001

ATHENS - JUNE 2002

TABLE OF CONTENTS

1 LETTER FROM THE CHAIRMAN TO THE SHAREHOLDERS 4
2 SUMMARY FINANCIAL INFORMATION 6
2.1 Financial Information for OPAP S.A. 6
3 INFORMATION REGARDING THE DRAFTING OF THE ANNUAL REPORT AND THE COMPANY AUDITORS 8
4 SIGNIFICANT DATA 11
5 THE SHARE'S PERFORMANCE ON THE STOCK EXCHANGE 15
6 INFORMATION ON OPAP S.A. 18
6.1 General Information 18
6.2 A Brief History 21
6.3 Description of Scope of Operations 24
6.3.1 Business Analysis 24
6.3.2 Procedure for the Conduct of the Games 30
6.3.3 Turn Over Analysis - Development 32
6.3.4 Gaming Sector– Market Shares 34
6.4 Suppliers - Contracts 36
6.5 Sales network - Customers 38
6.6 Fixed Assets – Guarantees and Collateral Securities 39
6.6.1 Land – Building Facilities 40
6.6.2 Property let by OPAP S.A. 40
6.6.3 Means of Transportation 42
6.6.4 Machines and Technical Facilities 42
6.6.5 Furniture and Other Equipment 44
6.6.6 Change in the Book Value of the Fixed Assets 44
6.6.7 Guarantees and Encumbrance 45
6.6.8 Insurance Coverage 45
6.7 Capital Expenditure over the Period 1999 - 2001 46
7 INFORMATION ON THE CAPITAL, SHAREHOLDERS, MANAGEMENT AND PERSONNEL OF THE COMPANY 48
7.1 Evolution of Share Capital 48
7.2 Own funds – Book value of shares 50
7.3 Shareholders 50
7.4 Shareholders' Rights 50
7.5 Taxation on Dividends 52
7.6 Administration - Management of Operations 52
7.7 List of Persons who May Enter Into Transactions on Conditions 57
7.8 Participation of the Members of the BoD and the Main Shareholders in the Administration and/or the Share Capital of other Companies 57
7.9 Organisational Chart 58
7.10 Personnel 59
8 ACCOUNTING INFORMATION OF COMPANY BUSINESS 61
8.1 Activity 61
8.2 Growth in Revenue – Earnings 64
8.3 Financing Costs 70
8.4 Distribution of Earnings before depreciation and amortisation 72
8.5 Analysis of the Financial Statement 73
8.6 Financial Indices 86
8.7 Capital Resources and Allocations 88
8.8 Cash Flows for 2000 – 2001 fiscal years 89

9 PROSPECTS OF THE COMPANY 91
10 Dividend Policy 94
11 ANNEX 95
11.1 Invitation to Annual General Meeting of Shareholders for the 2001 Administrative Fiscal Year 95
11.2 Financial Statements for OPAP S.A. 95

1 LETTER FROM THE CHAIRMAN TO THE SHAREHOLDERS

To the Shareholders

Dear Sirs,

Last year brought an impressive close to the second accounting year for OPAP S.A. Once more our results have exceeded all expectations, highlighting the fact that ours is a dynamic company with the capacity to succeed in the best possible manner, even in the face of particularly difficult goals.

Our financial results for the year 2001 reached particularly high levels, presenting a significant increase in comparison with those of the year 2000.
Company revenues amounted to € 1,799.4 million, compared to € 1,448.7 million for 2000 (an increase of 24.2 %) and profits before taxes amounted to € 374 million, compared to € 326.8 million in 2000 (an increase of 14.5%).

OPAP S.A., acting in a dynamic and particularly competitive market, that of games of chance, and not only retained its dominant position, but managed to extend its market share in a satisfactory manner, as from 37.6% in 2000 it surpassed 41% in 2001.

However, 2001 was not only a year of particular development and profitability for OPAP S.A., it was also an important landmark in its history, as it marked the listing of the Company shares on the Main Market of the Athens Stock Exchange. In April 2001, the company's sole shareholder, the Hellenic Republic, offered 5.4% of its common shares to the investing public, through a combination of Public Offering and private placement. At the time it was listed on the Athens Stock Exchange, the valuation of OPAP S.A. amounted to approximately € 1.755 million and the offering price of its share (€ 5.5) was particularly attractive.

The impressive rates of growth displayed by our company, its qualities and prospects, as well as the high-expected dividend yield attracted investor interest, with the result that today, despite the negative investing climate of the current period, the share is trading at around € 9.

This event of course, is also due to the efforts made by the Company Management to satisfy the investing public, which trusted us. Within this framework, one share per ten was distributed free to private investors subscribing to the public offering and an interim dividend of € 0.17 (GRD 58) was distributed on the basis of the impressive results of the first half of 2001.

The Board of Directors of the Company, with the primary aim to satisfy its shareholders, decided to propose to the Annual General Meeting of shareholders the distribution of a € 0.60 (GRD 204.5) dividend per share.

Following the deduction of the interim dividend of € 0.17 (GRD 58) per share, the remaining dividend will be € 0.43 (GRD 146.5). On the basis of the aforementioned proposed dividend, the dividend yield, on today's share price, will be above 7 %.

Simultaneously, for 2002, OPAP S.A. has set even higher goals for growth and profitability. Already first quarter results indicate we will be successful.

In order to achieve these goals our company:

- Has set in motion and prepared the institution of new games, i.e. SUPER 5, EXTRA 3, KINO and BINGO LOTTO.
- Is modernising its technological equipment, which is necessary for the introduction of new games, upgrading its sales network and generally improving the services it offers to players.
- Is planning to restructure its administration while simultaneously hiring specialised staff.
- Is studying the data and procedures necessary for the expansion of its corporate activities outside the borders of Greece, taking on a dominant role in the general Balkan region and the region of the Mediterranean.
- Is planning to undertake new corporate actions taking advantage of the comparative advantages offered by its up-to-date sales network.

Our company will continue to make every possible effort to succeed in its goals, with the sense of responsibility we have always displayed, and we are certain that we have the capacity to meet the expectations of investors.

Finally, on behalf of the Board of Directors, I would like to offer our thanks to our employees, the OPAP agents and to all our collaborators for their contributions to the company's growth and success.

Athens, June 21, 2002

Konstantinos M. Koskinas
Associate Professor

Chairman of the Board and Managing Director of OPAP S.A.

2 SUMMARY FINANCIAL INFORMATION

2.1 Financial Information for OPAP S.A.

These financial statements are drafted in accordance with Greek GAAP.

	(in million GRD)			(€ in thousands)	
INCOME STATEMENT DATA	**1999**	**2000**	**2001**	**2000**	**2001**
Total Revenue	212,654	493,654	613,141	1,448,729	1,799,386
Gross Earnings (before amortisation and depreciation) (1)	74,311	107,200	141,422	314,599	415,031
Other Operating Income	3,399	19,489	6,611	57,195	19,400
Total	77,711	126,689	148,032	371,794	434,431
Profits from Operations (before amortisation and depreciation) (1)	68,776	118,003	136,181	346,304	399,651
Extraordinary Income	(1,256)	(307)	1,309	(902)	3,843
Earnings Before Interest, Taxes, Depreciation and Amortisation (1)	67,520	117,695	137,491	345,401	403,494
Earnings Before Taxes, Depreciation and Amortisation (1)	70,576	119,336	136,887	350,217	401,722
Earnings Before Taxes	69,843	111,359	127,447	326,805	374,019
Earnings after Current Taxation, B.o.D. remuneration & Non-Operational Game Payouts (2)	2,296	4,059	81,434	11,913	238,985
Earnings after Current Taxation, B.o.D. remuneration & Non-Operational Game Payouts & Previous Years' Tax Difference (3)	1,944	4,059	80,840	11,913	237,241
Total Dividend (4)	0	1,914	65,243	5,617	191,468
Number of Shares at End of Fiscal Year (5)	97,823,429	312,056,738	319,000,000	312,056,738	319,000,000
Weighted Number of Shares (6)	163,414,143	221,993,090	319,000,000	221,993,090	319,000,000

DATA PER SHARE (7) (in GRD)	**1999**	**2000**	**2001**	**2000 (in €)**	**2001 (in €)**
Earnings Before Taxes, Depreciation and Amortisation	432	538	429	1.58	1.26
Earnings Before Taxes	427	502	400	1.47	1.17
Earnings after Current Taxation & B.o.D. remuneration & Non-Operational Game Payouts	14	18	255	0.05	0.75
Earnings after Current Taxation, B.o.D. remuneration & Non-Operational Game Payouts & Previous Years' Tax Difference	12	18	253	0.05	0.74
Dividend / Share (4)	0	6	205	0.02	0.60

NOTE: Financial information for the 1999 fiscal year are recorded in a pro forma financial statement. The first company fiscal year for OPAP S.A. concerned the 2000 fiscal year (1 January – 31 December).

Notes:

(1) Amortisation and depreciation is not included in the operating costs, as in the published fiscal year income statements, but are instead deducted in total from the Earnings Before Taxes, Depreciation and Amortisation. The breakdown by source of cost is as follows:

Breakdown of depreciation (in million GRD)	**1999**	**2000**	**2001**	**2000 (thousand €)**	**2001 (thousand €)**
Depreciation on Cost of Sales	619	7,237	8,647	21,238	25,377
Depreciation on Administrative Expenses	108	684	732	2,007	2,147
Depreciation on Distribution Cost	6	57	61	167	179
Total Depreciation	**733**	**7,978**	**9,440**	**23,412**	**27,703**

(2) On the profit distribution table for this period the item "Other Non-Operational Game Payouts" concerns the participation of State and social agencies in the income from the games, in accordance with the legislation governing the conduct of each game. Remuneration of the members of the B.o.D. is included in the Administrative Expenses, as it concerns extra emoluments.

(3) The results of tax controls of previous fiscal years appear in the year where they were charged. In the current 2001 fiscal year, at the filing for the 2000 fiscal year income tax statement, certain items concerning special tax-free and taxable reserves were modified in accordance with the provisions of L. 2238/1994. Their settlement resulted in a debit difference of GRD 594,488,663 (€ 1,745 thousand), which appears on the profit distribution table under the item "Previous Year's Tax Differences".

(4) The data per share have been calculated on the basis of the number of shares at the end of the fiscal year. The Company Board of Directors, with its resolution no. 19/12-07-01 proceeded to distribute an interim dividend for the 2001 fiscal year, amounting to a total of GRD 18,502,000,000 (€ 54,298 thousand) which is included under Liabilities as a debit in the item "Dividends Payable" and is subject to the approval of the Annual General Meeting of shareholders.

(5) The Number of Shares at End of Fiscal Year, retroactively restated to include the reduction of the shares' nominal value from GRD 10,000 (€ 29) to GRD 100 (€ 0.29) in accordance with the Decision of the Extraordinary General Meeting held on the 15/12/2000 and the increase of the nominal value from GRD 100 (€ 0.29) to GRD 102.225 (€ 0.30) in accordance with the 1st Annual General Meeting held on the 26th June 2001.

(6) In order to correctly weight the number of shares, the reduction in the nominal value of the shares from GRD 10,000 (€ 29) to GRD 100 (€ 0.29) decided at the Extraordinary General Meeting held on the 15/12/2000 was taken into consideration, as were the increase of the nominal value from GRD 100 (€ 0.29) to GRD 102.225 (€ 0.30) decided upon by the 1st Annual General Meeting held on the 26th June 2001 and the increase of the Company's share capital by GRD 21,900,000,000 (€ 64,270 thousand) decided by the 2nd Annual General Meeting held on the 15th December 2000.

(7) Based on the weighted number of shares.

	(in million GRD)			(€ in thousands)	
BALANCE SHEET INFORMATION	**1999**	**2000**	**2001**	**2000**	**2001**
Undepreciated Formation Expenses	638	736	618	2,161	1,814
Intangible Assets	0	110,000	110,000	322,817	322,817
Less: Amortisation	0	5,500	11,000	(16,141)	(32,282)
Unamortized Intangible Assets	0	104,500	99,000	306,676	290,536
Tangible Assets	26,738	11,671	12,259	34,250	35,977
Less: Depreciation	(16,139)	(2,201)	(4,538)	(6,460)	(13,316)
Unamortized Non-Depreciated Tangible Assets	10,599	9,470	7,722	27,791	22,661
Total Fixed Assets	**10,599**	**113,970**	**106,722**	**334,467**	**313,196**
Participations	0	0	0	0	0
Other Long-Term Receivables	49,942	1,568	2,424	4,602	7,113
Current Assets	**51,793**	**62,953**	**160,412**	**184,748**	**470,762**
Sight and time deposits	249	19,511	5,981	57,259	17,552
TOTAL ASSETS	**113,221**	**198,738**	**276,157**	**583,237**	**810,437**
Capital	**22,872**	**34,941**	**51,596**	**102,542**	**151,419**
Provisions	1,843	1,889	4,125	5,544	12,107
Long-term Bank Loans	41,285	55,535	42,725	162,980	125,385
Other Long-Term Liabilities	426	13,561	1,221	39,796	3,582
Short-Term Liabilities	46,558	92,439	176,474	271,281	517,899
Total Liabilities	**88,269**	**161,535**	**220,420**	**474,057**	**646,867**
Accrued and deferred Liabilities	237	373	16	1,094	45
TOTAL LIABILITIES	**113,221**	**198,738**	**276,157**	**583,237**	**810,437**
Book Value of Share (in GRD / €) (1)	**234**	**112**	**162**	**0.33**	**0.47**

1. The Book value of shares was calculated on the basis of the number of shares at the end of the fiscal year, restated in order to take into consideration the reduction of the nominal value of the share from GRD 10,000 (€ 29) to GRD 100 (€ 0.29) that was decided by the Extraordinary General Meeting held on the 15/12/2000 and the increase in the nominal value from GRD 100 (€ 0.29) to GRD 102.225 (€ 0.30) which was decided by the 1st Regular General Meeting on the 26th of June 20001.

FINANCIAL INDICES			
FISCAL YEAR	**1999**	**2000**	**2001**
GROWTH (%)			
Revenues	(12.1%)	132.1%	24.2%
Earnings Before Interest, Taxes, Depreciation and Amortization	(16.5%)	74.3%	16.8%
Earnings Before Taxes	(16.9%)	59.4%	14.4%
Earnings after Current Taxation, B.o.D. remuneration & Non-Operational Game Payouts	(56.4%)	76.8%	1906.1%
Tangible Assets (at acquisition cost)	73.1%	(56.4%)	5.0%
Total Fixed Assets	10.9%	75.5%	39.0%
PRODUCTIVITY INDICES (based on Earnings Before Taxes)			
On average of Capital	432.6%	385.2%	294.5%
On average of Total Fixed Assets	69.1%	75.2%	55.2%
TURNOVER INDICES (in days)			
Inventories	5	2	1
Suppliers	13	19	15
Accounts Receivable	0	0	0
DEBT BURDEN RATIOS (:1)			
Third Party / Own Funds	3.95	4.69	4.35
Debt owed to Banks / Own Funds	1.96	2.27	1.33
LIQUIDITY RATIOS (:1)			
General Liquidity	1.11	0.89	0.94
Direct Liquidity	1.10	0.88	0.94
FINANCIAL BURDEN INDICES (%)			
Financing Expense/ Gross Earnings	6.1%	5.5%	2.5%
Financing Expense/ Earnings before Debit Interest and Taxes	6.1%	5.1%	2.7%

3 INFORMATION REGARDING THE DRAFTING OF THE ANNUAL REPORT AND THE COMPANY AUDITORS

The Annual Report contains all the information and economic data necessary for investors and their investment consultants to evaluate correctly the property, financial standing, returns and prospects of the company "ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU S.A." (Organisation of Football Prognostics S.A.) under the business name "OPAP S.A." (henceforward "OPAP S.A." or the "Company").

Investors seeking additional information may address themselves during business hours on working days to:

- The Company Offices, 2 Kolonou Street, Athens, tel.: 210 5248 811, person responsible Mr. E. Magganas, Manager of the Budget Bureau.

This Report was drafted and distributed in accordance with the needs of investors for information, as set out in decision 5/204/14.11.2000 of the Capital Markets Commission, as in effect.

The following individuals are responsible for drafting the Report and the accuracy of the data it contains:

a. Mr. K. Koskinas, Chairman of the Board of Directors and Managing Director, 2 Kolonou Street, GR-104 37 Athens, tel.: 210 5248 811.

b. Mr. M. Iliopoulos, Chief Financial Officer, 2 Kolonou Street, GR-104 37 Athens, tel.: 210 5248 811.

The Company's Board of Directors states that all its members have been informed of the contents of the present Report and along with its drafters, attest that:

- All the information and data contained herein are complete and accurate.
- There are no other data and no events have taken place, the withholding or omission of which could render part or the entire data and information in the Annual Report to be misleading.
- There are no litigation or arbitration proceedings pending against the Company, which could have significant impact on its financial situation.

The audit for the 2001 fiscal year was performed by the Auditors Messrs. Yeorgios Deliyiannis (Auditor's Corps Registration Number 15791) and Yeorgios Paraskevopoulos (Auditor's Corps Registration Number 11851) of the company Grant Thornton S.A., 44 Vassileos Constantinou Avenue, Athens, GR-116 35, Tel.: 210-72 53 315. The certificate of audit inspection is presented in the Attached Schedule, under the published financial statements and contains the following notes:

1. The item under Assets E-2 "earned income" includes the amount of GRD 5,744,839,800 pertaining to accrued income from agreement between O.P.A.P. S.A. and the contracting company undertaking to operate a game. This amount is also included under "Other Operating Income" of the Profit and Loss Account for the fiscal year.

2. According to a letter by the Legal Service of O.P.A.P. S.A. the operator company of fixed or non-fixed odds betting has initiated arbitration proceedings against O.P.A.P. S.A. regarding the introduction of Horse-race betting provided by the agreement between them, claiming damages of GRD 13,823,749,769. Furthermore there are lawsuits brought by non-permanent personnel as well as third parties amounting to GRD 9,592,999,472. The management of O.P.A.P. S.A. believes that the repercussions of any possible negative outcome of these disputes on the financial results of O.P.A.P. S.A. will not be significant and has therefore not made any provision as it was not possible to predict its level.

3. The Board of Directors of the company further to its decision 19/12-07-01 distributed an interim dividend for the financial year 2001, amounting to a total of GRD 18,502,000,000 which is included as a deduction under the account of Liabilities "Dividends Payable" and is subject to the approval of the Annual General Meeting of shareholders.

4. The Company has not been audited for taxes for the fiscal years 2000 and 2001, and therefore its tax liabilities for these fiscal years have not been finalised.

The Auditors Messrs. Yeorgios Deliyiannis (Auditor's Corps Registration Number 15791) and Yeorgios Paraskevopoulos (Auditor's Corps Registration Number 11851) of the company Grant Thornton S.A., attest that no differences of view arose between themselves and the Company's Management and that the company has a reliable internal audit system.

The Company has been audited for all types of tax liability (Income tax, V.A.T., Property Tax and Tax for Salaried Services) by the National Auditing Centre up to and including the fiscal year 1999 and its economic data were confirmed to be final, honest and accurate.

The Tax audit for the fiscal year 1989-1999 was performed during 2000 and total accounting differences amounting to GRD 5,685,236,903. (€ 16,684 thousand) arose. The taxes and fines set following settlement amounted to GRD 4,260,156,952 (€ 12,502 thousand).
Additional taxes amounting to approximately GRD 3,009 million (€ 8,831 thousand) which arose from the tax audit of the fiscal years 1995-1999, burdened the results of the corresponding fiscal years. Additional taxes amounting to GRD 1,251 million (€ 3,671 thousand) that arose from the tax audit for the fiscal years 1989-1994, burdened the results of the fiscal year 1995.

By the 31st December 2001, GRD 2,290 million (€ 6,720 thousand) had been paid for the repayment of the aforementioned taxes and fines. The balance of GRD 1,970 million (€ 5,781 thousand) will be repaid in monthly instalments up to the 24th November 2002.

4 SIGNIFICANT DATA

Financial Information for 2001: High Rate of Growth – High Dividend Yield

OPAP S.A. is a *sociéte anonyme* listed on the Athens Stock Exchange and is one of the most profitable Greek enterprises, holding a dominant position in the entertainment industry. The Company's financial information for the fiscal year 2001 displayed significant increases, confirming the dynamic growth displayed by the Company over the 1999-2001 period.



Turnover (million €)
+188%
624
1.449
1.799
1999
2000
2001

In 2001 revenues increased by 24% compared to 2000, while they have almost triple in comparison with those of 1999, mainly due to the success of the STIHIMA sports betting game and the resurgence of the numerical lottery games JOKER and PROTO.

Thus, gross earnings and operating income before amortisation and depreciation almost doubled compared to 1999, and as a result earnings before taxes for 2001 amounted to GRD 127,447 million (€ 374,019 thousand) representing a 14.4% increase compared to 2000 and 82.5% compared to 1999. It should be noted that outflows to the Republic of Cyprus of GRD 4,505 million (€ 13,221 thousand), have already been deducted from the Gross Earnings for 2001, as the former are henceforward included in the cost of sales, in contrast with previous years where they were accounted for in the distribution and administrative costs.



Gross Earnings* (million €)
+90%
218
315
415
1999
2000
2001
* Before Depreciation / Amortization



Operating Income* (million €)
+98%
202
346
400
1999
2000
2001
* Before Depreciation / Amortization


Earnings before taxes (million €)
+82%
205
327
374
1999
2000
2001

These results confirm that OPAP is one of the most profitable companies on the Athens Stock Exchange. Net Profit (after tax and the subsidies – payouts from games) increased by 4.058% during the period 1999-2001, amounting to GRD 80,840 million (€ 237,241 thousand) in 2001, compared to GRD 1,944 million (€ 5,706 thousand) in 1999.

Termination of subsidies on the 1st January 2001 had a significant effect on this change, which enabled OPAP S.A. to, due to its significant cash at hand and its prosperous financial situation, distribute an interim dividend of € 0.17 (GRD 58) per share on the 25th September 2001, while the Board of Directors decided to propose to the Annual General Meeting of Shareholders, the distribution of a dividend of € 0.43 (GRD 146.5225) per share as a result of which the total dividend for the fiscal year 2001 amounts to € 0.60 (GRD 204.5225) per share.

On the basis of the above dividend policy, 85% of the net profits after formation of the regular reserve were distributed to shareholders and **the dividend yield of the share, on the basis of the share price on the 31st May 2002, amounts to 7,3%, which is higher than the levels of most listed companies.**

The Company's high operational profitability, the termination of subsidies and the formation of a regular and extraordinary reserve during the fiscal year 2001 led to the more than doubling (+126%) of the Company's Shareholders' Equity from GRD 22,872 million (€ 67,122 thousand) for the fiscal year 1999 to GRD 51,596 million (€ 151,419 thousand) for the fiscal year 2001.

The productivity of the Shareholders' Equity (fiscal year average) calculated on the earnings before taxes amounted to 294.5% in 2001, indicating the Company's high levels of profitability when compared to its Shareholder's Equity. The aforementioned financial data offer OPAP S.A. the capacity to easily fund its investment programme, which will form the basis for further development of the Company with plans to run next generation numerical lottery and sports betting games, technology upgrades as well as expansion into new activities and countries.

Termination of Subsidies to Sporting and Social Entities (with the exception of the Greek Professional Football Association – Cyprus)

In accordance with paragraph 4 of article 27 of L.2843/2000, from the 1st January 2001 onwards the payment of all direct or indirect subsidies to any agencies either public or private stopped, with the exception of the Greek Professional Football Association and the Football *Societes Anonymes* ("P.A.E."s), which in the current regime are subsidised with a percentage of 8% of the gross earnings of PROPO and PROPOGOAL.
In particular, in accordance with article 102 of L. 2725 (GG 121/17.6.1999) on amateur and professional sports, which remained in effect by article 27, par. 4, of L. 2843/2000, the Greek Professional Football Association is currently subsidised with 0.5% of the gross earnings from PROPO and PROPOGOAL, after deduction of the agents remuneration for their operating cost, while an additional 0.5% of this is handed over to football stadiums for maintenance work. The Football *Societes Anonymes* ("P.A.E."s or F.S.A.s) of the First National Division receive 3% of the gross earnings from PROPO and PROPOGOAL, after deduction of the agents' remuneration, the Football *Societes Anonymes* ("P.A.E."s or F.S.A.s) of the Second National Division receive 2.25% and the Football *Societes Anonymes* ("P.A.E."s or F.S.A.s) of the Third National Division receive 1.75% of the above mentioned amounts.

Further to a decision of the Minister competent for athletics following an opinion by the Greek Professional Football Association, the amount of the subsidy (8%) may be redefined, if the professional championships are restructured.
It should be noted that, in accordance with the inter-state agreement between the Republic of Greece and the Republic of Cyprus, the current regime of subsidies to the Asset Fund of the Republic of Cyprus is retained. However, procedures to renegotiate the existing inter-state agreement are already underway, in order to limit subsidies to the Asset Fund of the Republic of Cyprus, so that OPAP S.A. can operate on a profit-making basis on the island. The Company is also looking into expanding the conduct of the STIHIMA game into Cyprus.

Pending Litigation - Arbitration

On 31st March 2002 the Company was involved in the following pending litigation:

Fixtures Marketing Limited has brought a claim against us in civil court in Athens seeking to enjoin us from using the list of football games of the English and Scottish football leagues. A hearing took place on April 2, 2002 and we expect a decision in June 2002. We have vigorously defended against this claim and believe that Fixtures Marketing Limited will not be successful, however, there can be no assurance of this.

An individual has brought a claim against us alleging that a decision of our board of directors (which allegedly discouraged our lottery agents from entering into an electronic card (similar to a credit card) arrangement with the individual) prevented him from making a considerable profit. His claim is in the amount of approximately €28.2 million. Hearing has been scheduled for September 25, 2003. Management believes that the claim is without merit.

Based on allegations brought by a syndicate of agents, in March 2002, the Prosecutor has brought criminal charges against our former and current board of directors in connection with our practices in respect of our use of the agent guarantee fund. The syndicate of agents is alleging that we were insufficiently diligent in pursuing individual defaulting agents and that instead, we first used funds from the guarantee fund to cover defaults in payments by our agents. We do not believe that the outcome of this proceeding will have an adverse effect on our financial position and results of operation.

Lawsuits by current employees (printers) of OPAP S.A. amounting to GRD 58 million (€ 170 thousand) are pending, which are to be finally settled soon.

OPAP S.A. has brought claims against collaborating agents amounting to GRD 1,180 million (€ 3,463 thousand). It should be noted that a significant number of these lawsuits are being repaid in instalments under a relevant agreement with OPAP S.A. In the view of the Company's Legal Service, the success rate for these lawsuits should exceed approximately 70%.

Arbitration

The INTRALOT – INTRALOT INTERNATIONAL L.T.D. joint venture has initiated arbitration proceedings against OPAP S.A. regarding the difference had has arisen within the framework of their contract for betting on horse races and dog-races.

In its application to arbitration dated 7th May 2001, the joint venture brings claims against OPAP S.A. for real losses:
a) GRD 139 million (€ 407 thousand) for expenses it claims to have already undertaken and
b) GRD 185 million (€ 543 thousand) for fees to LADBROKES for each year of delay and up to the commencement date of betting on horse-races and dog-races and
c) for loss of profit GRD 13,500 million (€ 39,618 thousand) for each year of delay and up to the commencement date of betting on horse races and dog-races.

OPAP S.A. estimates that it will fully rebut the claims of the joint venture and that in any case, regardless of the outcome of the difference, there will be no significant effect on its financial results, given that the assumptions on which the amounts of the claims made by the joint venture are based are not reasonable.

Public Offers

During the last and the current fiscal year the Company has not initiated any public offer to purchase or exchange with the shares of another company, nor were similar offers initiated by third parties for Company shares.

5 THE SHARE'S PERFORMANCE ON THE STOCK EXCHANGE

The shares of the Company were listed on the Main Market of the Athens Stock Exchange on 25 April 2001. The following table presents the highs, the lows and the closing price per month for shares in OPAP S.A. in Euros from the first day of trading up to 31st May2001 in conjunction with the daily transaction volume, in items and value.

Date	High	Low	Closing	Trade Volume	Transaction Value in €
25/4/2001	6.32	5.52	5.64	3,571,300	20,743,044
April 2001	5.48	5.22	5.26	5,164,640	29,473,938
May 2001	5.34	5.24	5.24	3,544,360	19,249,064
June 2001	4.7	4.6	4.66	1,480,510	7,152,794
July 2001	5.6	5.34	5.56	1,789,080	9,036,118
August 2001	5.86	5.78	5.82	3,768,295	22,251,339
September 2001	5.5	5.4	5.42	1,984,240	10,287,239
October 2001	6.04	5.88	5.96	1,871,860	10,712,965
November 2001	7.28	7.12	7.2	3,144,054	21,196,805
December 2001	7.26	7.16	7.26	2,327,952	16,417,363
January 2002	8.88	8.7	8.84	2,352,905	19,149,633
February 2002	8.9	8.62	8.86	1,567,613	13,928,141
March 2002	8.34	8.06	8.16	2,919,935	24,403,111
April 2002	8.78	8.56	8.7	1,235,160	10,364,676
May 2002	8.36	8.12	8.24	2,224,529	19,729,926

DIAGRAM REGARDING FLUCTUATION OF PRICE - TRADING VOLUME OF OPAP'S SHARE


4.000.000
3.500.000
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
shares
10
9,5
9
8,5
8
7,5
7
6,5
6
5,5
5
4,5
4
3,5
3
2,5
2
1,5
1
0,5
0
€

Since 8 May 2002 the share of OPAP S.A. has been included in the computation of the General Index of the Athens Stock Exchange with a weighting coefficient equal to 4.61%, classifying the share amongst the nine that with the highest degree of influence on the General Index.

The following diagram presents the share price fluctuation in relation to the Athens Stock Exchange General Index from 25/4/20011/6/2001

DIAGRAM REGARDING PROFITABILITY OF ASE GENERAL INDEX COMPARED TO OPAP SHARE PRICE



GENERAL INDEX
OPAP
150
71
180
160
140
120
100
80
60
40
20
0
24/4/2001
8/5/2001
22/5/2001
5/6/2001
19/6/2001
3/7/2001
17/7/2001
31/7/2001
14/8/2001
28/8/2001
11/9/2001
25/9/2001
9/10/2001
23/10/2001
6/11/2001
20/11/2001
4/12/2001
18/12/2001
1/1/2002
15/1/2002
29/1/2002
12/2/2002
26/2/2002
12/3/2002
26/3/2002
9/4/2002
23/4/2002
7/5/2002
21/5/2002

6 INFORMATION ON OPAP S.A.

6.1 General Information

OPAP (acronym for Organisation of Football Prognostics, in Greek "Organismos Prognostikon Agonon Podosferou") was founded in 1958, as a "Private Legal Entity", under the Royal Decree dated 20 December 1958, following the authorisation provided by the provision of paragraph 2 of article 6 of Legislative Decree 3865/1958.

By virtue of P.D. 228/1999 (Government Gazette A 193/21.9.99) and in accordance with article 2 paragraph 1 of Law 2414/1996 "Modernisation of State Enterprises and Organisations and other provisions", as well as Codified Law 2190/1920 "On Societes Anonymes", OPAP was reorganised into a Societe Anonyme and its new Articles of Association were drawn up, which were published in the Government Gazette dated 21.9.1999. The new name of the organisation was "Organismos Prognostikon Agonon Podosferou S.A."(Organisation of Football Prognostics S.A. (OPAP S.A.). The trade mark no. 145562: "OPAP, at the Service of Athleticism and Culture" (classes 16, 36 and 41) was adopted by decision 4446/2000 of the Trademarks Board of the Ministry of Development.

The company is registered with the Registry of Societes Anonymes (in Greek "M.A.E.") under no. 463290/06/B/00/15, its duration was set at 100 years, beginning 21 September 1999 and ending on the same date of 2099.

During the first financial year of the Company, it received the following tax registration number: 090027346. OPAP S.A. is registered with the Athens Chamber of Commerce and Industry under registration number 188148.

The registered office of the company is in Athens, at 2, Kolonou St. The Company may establish branches, agencies and offices in Greece and abroad in order to serve its purposes.

The object of the Company according to Article 2 of its Articles of Association, as approved by the Joint Ministerial Decision 442/16.1.2001 (Government Gazette A' 23/16.1.2001) of the Minister of National Economy and Finance and the Minister of Culture, and amended in the Extraordinary General Meeting of Shareholders that took place on Wednesday 23/1/2002, is the following:

(a) The organisation, operation and conduct by the Company of the games PROPO, LOTTO, PROTO, PROPO-GOAL, JOKER, BINGO-LOTTO, KINO, SUPER 3, SUPER 4, 5 out of 35, and the FIXED AND NON FIXED ODDS BETTING GAMES in games played individually or collectively, as well as in events, whose nature is conducive to betting, as well as other games of chance or knowledge games or technical games or games based on any combination of the above, whose operation and conduct throughout Greece and abroad might be permitted and assigned to the Company in the future. The company takes all necessary measures in order to ensure transparency, trustworthiness, as well as the regular, uninterrupted and secure conduct of the games.

(b) The games currently conducted by the Company, but also those that will be conducted in the future by the Company, are exclusively managed by the Company in accordance to the provisions in effect.
(c) The preparation of economic, financial, technical and commercial studies on gaming or technical games or knowledge games or games that are a combination of the above, for Greek and foreign private or state agencies.
(d) The technological support of the games it organises and operates through the development, installation, operation, management and exploitation of new high tech services, such as data transfer, live broadcasting and generally integrated audiovisual information, at the sites where the games of the Company are conducted and taking advantage of all the technical developments in the sectors of I.T., telecommunications and teleinformatics.
(e) Advertising in every appropriate manner and with all appropriate means; undertaking sponsorships that serve social or other purposes and are linked to promoting the Company and improving the sales of its products.
(f) General printing work for issuing the tickets of its games and other documents.
(g) Exploitation of the Company's physical infrastructure in order to provide services to third parties.
(h) The Company may organise, operate and conduct its games or any other games also in countries abroad, should their organisation, operation and conduct be undertaken in any manner by the Company for a foreign agency, state-owned or private. In this case, the Company takes every necessary measure, in order to ensure the transparency, trustworthiness, as well as regular and uninterrupted operation of the games assigned to it, in such a manner so as to render their operation secure and not to affect its reputation in the gaming sector, in accordance with all the laws and regulations in force in the country in which the organisation, operation and conduct of any games is assigned to the Company.

In order to achieve its goals, the Company may, acting either by itself or in cooperation with third parties:

1. Enter into contracts with state or non-state entities in order to provide services to these entities and under the condition that any expenses that arise from these contracts will be borne by the entity to whom these services will be provided.
2. To participate in national, foreign, International or related Organisations.
3. To establish in Greece, as well as abroad, exclusive branches or offices in accordance with the legislation in force, by a decision of its Board of Directors, which will also set out the manner of their incorporation, organisation and operation.
4. To establish agencies throughout Greece that carry out the games for the Company and grant agency operating licenses to individuals or legal entities for one or more of its games, on the terms and conditions laid down each time.
5. To provide technical and in general consulting services to individuals or legal entities, State or International Organisations in Greece or abroad, in the field of games of chance – technical games or knowledge games or technical games or games that are any combination of the above.
6. To train people, whether employees or not, on their tasks in the Company.
7. To enter into loans or undertake obligations or to issue bills of exchange, bonds or debentures or any other securities on behalf of the Company.
8. To provide credits or loans to third parties with security on immovable and moveable property of third parties or to accept personal guarantees as securities for the claims of the Company in the above transactions. Specifically

for Company employees, the Company may provide credits or loans satisfying its relevant claims through withholding their remuneration in part or in whole.

9. To undertake any commercial or other activity and to perform any action or transaction directly or indirectly connected to the purposes of the Company.
10. To proceed in setting up Companies or joint ventures or to manage or participate in companies or joint ventures and to acquire shares or stock in these companies.

The Company may provide third parties with scientific or specialised technical or other personnel, on the condition that the cost of the personnel will be borne by the third party and that the smooth and safe operation of the Company will not be affected.

6.2 A Brief History

The most important events in the evolution of the Company since its foundation in 1958 are the following:

1958: Incorporation of OPAP

OPAP ("Organismos Prognostikon Agonon Podosferou" as above in page 17) was founded in 1958, as a "Private Legal Entity". Its initial object was the overall organisation and operation of the Football Pools Tickets (known as PROPO). The income from this activity was included in the resources of the General Secretariat of Athletics, in accordance with article 12 of Legislative Decree 3769/1957.

Since its foundation OPAP was administratively and financially autonomous (article 6 of Legislative Decree 3865/1958); however, it was subject to the administrative supervision by the General Secretariat of Athletics, as well as to financial audit performed by a Special Committee of senior financial executives.

1959: The Introduction of PROPO

By virtue of the Royal Decree dated 20/12/1958 (Government Gazette Vol. A' 227/27.12.1958) OPAP S.A. introduced the Football Pools Ticket, known as PROPO, which up until 1990 was the only game of chance of the Company, with great success. For a period of over 30 years, PROPO was one of the most important funding methods for Greek sports through OPAP sponsorships.

1990: The introduction of LOTTO

During the financial year 1990, the Company introduced the numerical lottery game - LOTTO. Initially the introduction of the game generated spectacular revenues, exceeding GRD 100,000 million (€ 293.470 thousand) in the financial year 1991; however by 1993 the number of combinations played dropped, producing a downward trend in net revenues. In 1994 the total revenues of LOTTO increased, obviously due to the 67% increase in the cost of combinations. From 1996 onwards LOTTO's downward trend continued as a result of new competitive games being introduced and the general saturation in that specific game.

1992: The introduction of PROTO

During the financial year 1992, PROTO was introduced. Until 1995 PROTO showed a continuous increase in net revenues, as well as with respect to its performance in combinations. Since 1998 the game has displayed a downward trend, possibly due to the downward trend of LOTTO, in combination with which it used to be played.
PROTO's sales increased by 18% in 2001 in comparison to 2000. It should be noted that PROTO is now played in the tickets of LOTTO, JOKER, PROPO and PROPO-GOAL, as well as in an independent ticket.

1996: The introduction of PROPO - GOAL

During the financial year 1996 PROPO - GOAL was introduced. The number of competitions of PROPO - GOAL has increased continuously since its introduction, however it remains a secondary game with respect to the other games of the

Company, from the period of view of either total revenues or revenues per competition.

1997: The addition of the SUPER-13 category to PROPO

With the addition of the SUPER-13 category to PROPO, the number of PROPO games reached the highest-ever level, exceeding 140 competitions, with revenues over GRD 50.000 million.(€ 146.735 thousand). This upward trend did not continue over the next two years, possibly because of the introduction of JOKER, as the PROPO revenues showed as slight downward trend.

1997: The introduction of JOKER

In 1997 JOKER *started being conducted. From the moment of its introduction it won* first place in the game shares of the Company, repeating to a lesser degree the success of LOTTO. JOKER is still the second most popular game of the Company.

1999: Reorganisation of OPAP into a Societe Anonyme

In 1999 the OPAP Organisation was reorganised into a Societe Anonyme and new Articles of Association were drawn up (P.D. no. 228/1999 issued in Government Gazette A' 193), whilst in article 1 of the Articles of Association the name of organisation was set out as "Organismos Prognostikon Agonon Podosferou S.A."(Organisation of Football Prognostics S.A.), acronym "OPAP S.A.".

2000: Introduction of the game STIHIMA

Since 28.1.2000, OPAP S.A. in cooperation with a private company began to conduct the first Fixed Odds Betting game, related to foreign football and basketball matches. Since the beginning of 2001 the game was also extended to Formula 1 car racing.

2000: Possibility of disposing shares in OPAP S.A. owned by the State

Article 27 paragraph of L. 2843/2000provides that the State may offer up to 49% of the shares in the share capital of OPAP S.A. to investors on the Athens Stock Exchange.

2000: The Exclusivity Contract between OPAP S.A. and the Hellenic Republic

By virtue of the contract dated 15.12.00 entered into between the Hellenic Republic and the Company, OPAP S.A. is granted the exclusive rights for 20 years to carry out, manage, organise and operate the games that are currently conducted, i.e. PROPO, LOTTO, PROTO, PROPO-GOAL, JOKER, STIHIMA, as well as the games BINGO – LOTTO, KINO, "numerical lottery 5 out of 35", SUPER 3 and SUPER 4 that will be conducted in the future. The consideration for this right was set at GRD 110.000 million (€ 322.817 thousand.). In addition, OPAP S.A. was granted the right to conduct exclusively any game that relates to sports events and a right of first refusal on all new games, in accordance with the terms of article 27 (paragraph 9a) of L. 2843/2000.

2000: OPAP S.A proceeds in increasing its Share Capital to GRD 31,900 million.

Under the 1st and 2nd Extraordinary General Meeting on December 15th, 2000 in which one hundred percent of the shareholders were represented, a series of consecutive increases took place following which, the total share capital of the Company amounts to GRD 31,900 million (€ 93.617 thousand).

The Company's Board of Directors, on its 3rd meeting on December 21st, 2000, confirmed the payment of the initial share capital amounting to GRD 10,000 million. (€ 29,347 thousand), as well as the increase of the share capital by GRD 21,900 (€ 64.270 thousand), whilst on January 22nd 2001 (Prot. No. 37471/00) the above confirmation of the Board of Directors was recorded in the Registry of Societes Anonymes of Athens Prefecture (Government Gazette 515/24.1.01).

2001: Decision to List the Company on the Athens Stock Exchange

Following the decision of the Ministerial Committee on Denationalisation on the 22.12.2000, the 3rd Extraordinary General Meeting in which one hundred percent of the shareholders where represented took place on 3.1.2001 and decided to list OPAP S.A. shares on the Main Market of the Athens Stock Exchange. On 25 April 2001, upon receiving the relevant approvals of the Board of Directors of the Athens Stock Exchange and the Capital Market Commission, the shares of the Company began being traded on the Main Market of the Athens Stock Exchange.

2002: The Company's share is taken into account in calculating the General Index of the Athens Stock Exchange

Since 8 May 2002 the share of OPAP S.A. is taken into account in calculating the Athens Stock Exchange General Index with a weighing coefficient of 4.61%, which means that the share is among the nine with the largest impact on the General Index.

6.3 Description of Scope of Operations

6.3.1 Business Analysis

The scope of the Company's operations is to organise, operate and conduct games of chance. The Company is active in the sector of Games of Chance and Betting and in accordance with the National Greek Statistic Service (ESYE) Classification of Economic Activity Sectors (STAKOD – 91) of it is classified in sector 927.1 "Gaming and Wagering".

In particular, the scope of the Company's activity since 1959, is to organise and manage the football pools ticket (PROPO).

In **PROPO** the player must correctly predict the results of a series of the 13+1 football matches included on the ticket – Greek and Foreign Championships – by marking on it the symbols (1, X, 2), i.e. 1 in the event that the team listed first wins, X for a tie and 2 in the event that the team listed second wins. The winners are those who correctly predict the results of the 13 football matches (1st category) or the results of 12 football matches (2nd category) or the results of 11 football matches (3rd category).There is also the S13 category of winners, including winners that have correctly predicted the results of the thirteen games plus the special S13 match.

After deducting the agents' commission (12%), 8% is paid to the Greek Professional Football Association (E.S.A.P.E.) and the remainder is paid out to the winning categories as follows:

- 45% to the winners of the first three categories (40% 1st category, 33% 2nd category, 27% 3rd category)

- 8% to the winners of the category 13+1 who also participate in the payout of the 1st category.

In December 1990 **LOTTO** was introduced. LOTTO is a game of chance in which numbers are selected (Numerical Lottery). The player must correctly predict the 6 numbers that will be drawn from a set of 49 numbers, from 1 to 49. The winners must correctly predict either all 6 numbers of the draw or 5, 4 or 3 thereof.

After deducting the agents commission (12%) the net proceeds of LOTTO are distributed as follows:
- 45% to the winners (43.50% 1st category, 24% 2nd category, 18% 3rd category and 14.50% 4th category).

In June 1992 **PROTO** was introduced. Proto is a game of chance (numerical lottery) which allows either to make up our lucky seven digit number or to take a number randomly printed for us by the terminal of the agent. The winners are those whose number completely matches the seven-digit number drawn, as well as those numbers that contains 2 to 6 digits that match those of the number drawn, in the correct sequence either from left to right or the opposite.

After deducting the agents commission (12%) the payout of the net proceeds of PROTO is distributed as follows:

- 60% to the Winners (19.58% 1st category, 16.58% 2nd category, 16.58% 3rd category, 16.58 4th category, 16.58% 5th category and 14.10% 6th category).

In March 1996 **PROPO-GOAL** was introduced. The player must correctly predict the 8 out of the 30 matches contained on the ticket – Greek and Foreign Championships – with the largest number of goals. The winners are those who correctly predict either the 8 matches (1st category), or 7 matches (2nd category) or finally 6 matches (3rd category).

Following the deduction of the agents' commission (12%) the net proceeds of PROPO-GOAL are allocated as follows:

- 8% to the Greek Professional Football Association (ESAPE.)
- 45% to the winners (40% to the 1st category , 33% 2nd category and 27% to the 3rd category).

In November 1997 **JOKER** was introduced. JOKER is a game of chance in which numbers are selected out of two sets of numbers (Numerical Lottery). The players selects 5 numbers out of a set of 45 numbers (1 to 45) and at the same time 1 number out of a set of 20 numbers (1 to 20). The winners are those who have correctly predicted the 5 numbers of the first set and the 1 number of the second set (5+1). Moreover, significant amounts are paid out in the other 7 winning categories that include all those who have correctly predicted 5, 4+1, 4, 3+1, 3, 2+1, 1+1 numbers from the first and second set correspondingly.

The overall proceeds from the JOKER game are distributed as follows:

- 12% Agents Commissions
- 50% of overall proceeds (turnover) is paid out to the winners (39.80% to the 1st category, 17.70% to the 2nd category, 9.40% to the 3rd category, 3.60% to the 4th category, 7.30% to the 5th category, 6.90% to the 6th category, 4.60% to the 7th category, 10.70% to the 8th category).

Finally, from January 2000, OPAP S.A. began conducting the first fixed odds betting game **STIHIMA.** The payout is set in advance by OPAP, so that at the moment the players hand in their ticket with their predictions, they know the profits they will receive if they win. There is no selection, nor is any profit shared with other winners.
The maximum amount of bet per ticket is set at € 29,347.03 (GRD 10,000,000). The maximum payout per ticket is € 733,675.72 (GRD 250,000,000). The players can also wager on international football and basketball matches and Formula 1 races.

Wagers are accepted within the period that the game is conducted and up until a certain time before the date and time that the first sports event (from among the events selected by the player) on the ticket is held. The "Betting tickets" are handed in by the players to the authorised OPAP S.A. agency outlets during the days and times of their operation.

A private consortium has undertaken planning, organising and developing the fixed and non-fixed odds betting game «STIHIMA» and it is responsible for:

- Setting the odds.
- Checking and accepting the wagers.
- Risk management and hedging, with respect to the financial risks undertaken from organising and operating fixed odds and non-fixed odds games of

chance, vis-à-vis OPAP S.A. The consortium guarantees that payout to players on an annual basis will not exceed 60% of the total gross revenues of Stihima. If this percentage is exceed, the consortium will indemnify OPAP for the difference.

- Market analysis and research with respect to the new games.
- Promotion and advertising of the betting games.
- Creation of the required additional technical , as well as more general infrastructure for conducting the betting games.

The sales of the Company per game during the financial year 2001 were the following:

GAME	Sales in million GRD	Sales in thousand €
PROPO	**21,754**	**63,842**
Greece	21,392	**62,779**
Cyprus	362	**1,062**
LOTTO	**25,891**	**75,982**
Greece	23,406	**68,690**
Cyprus	2,485	**7,293**
PROPO -GOAL	**769**	**2,257**
Greece	744	**2,183**
Cyprus	25	**73**
PROTO	**17,817**	**52,288**
Greece	15,796	**46,357**
Cyprus	2,021	**5,931**
JOKER	**99,234**	**291,222**
Greece	92,880	**272,575**
Cyprus	6,354	**18,647**
STIHIMA	**447,676**	**1,313,796**
Greece	447,676	**1,313,796**
Cyprus	0	**0**
Total Greece	601,894	1,766,380
Total Cyprus	11,247	33,006
Total Company	**613,141**	**1,799,386**

2001 SALES ANALYSIS PER GAME



PROPO
LOTTO
PROPO GOAL
PROTO
JOKER
STIHIMA
PROPO 4%
LOTTO 4%
PROPO GOAL 0%
PROTO 3%
JOKER 16%
STIHIMA 73%

Trademarks

- **PROPO Trademark**

The trade mark no. 145564 for PROPO (classes 16 and 36) was granted by decision 9471/2000 of the Trademarks Board of the Ministry of Development.

- **PROPO-GOAL Trademark**

The trade mark no. 145565 for PROPO-GOAL (classes 16 and 36) was granted by decision 4447/2000 of the Trademarks Board of the Ministry of Development.

- **LOTTO Trademark**

The trade mark no. 145563 for LOTTO (classes 16 and 36) was granted by decision 9470/2000 of the Trademarks Board of the Ministry of Development.

- **PROTO Trademark**

The trade mark no. 145568 for PROTO (classes 16 and 36) was granted by decision 4449/2000 of the Trademarks Board of the Ministry of Development.

- **JOKER Trademark**

The trade mark no. 145566 for JOKER (classes 16 and 36) was granted by decision 4448/2000 of the Trademarks Board of the Ministry of Development.

- **STIHIMA Trademarks**

A. The trade mark no. 150958 "STIHIMA - SPORTS BETTING" was submitted on 7.6.2000 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no. 5494/30.3.01 and was adopted partially by Decision no 2914 of the Trademarks Board for all the products mentioned in the above classes except for the newspapers and magazines of class 16.

B. The trade mark no 150959 "STIHIMA - BASKET" was submitted on 7.6.2000 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no. 5499/30.3.01 and was adopted by decision 2915/01 of the Trademarks Board for all the products mentioned in the above classes except for the newspapers and magazines of class 16.

C. The trade mark no 146284 "STIHIMA" was submitted on 16.9.1999 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no. 5496/30.3.01 and was adopted by decision 6713/01 of the Trademarks Board for all the products mentioned in the above classes except for the newspapers and magazines of class 16.

D. The trade mark no 145940 "STIHIMA" was submitted on 16.9.1999 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no. 5496/30.3.01 and was adopted by decision 490/01 of the Trademarks Board

E. The trademark no 146283 which is the graphical representation of the logo for "STIHIMA" was submitted on 16.9.1999 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no. 5498/30.3.01 and was adopted by decision 4394/01 of the Trademarks Board for all the products mentioned in the above classes except for the newspapers and magazines of class 16.

F. The trademark no 150957 for "STIHIMA FOOTBALL" was submitted on 16.9.1999 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no. 5495/30.3.01 and was adopted by decision 2913/01 of the Trademarks Board for all the products mentioned in the above classes except for the newspapers and magazines of class 16.

G. The trade mark no. 155476 "STIHIMA - GOLD FOOTBALL" was submitted on 16.2.2001 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no 5500/30.3.01.

H. The trade mark no. 155477 "GOLD FOOTBALL" was submitted on 16.2.2001 for classes 16, 28, 35, 36, 41, 42 and was transferred under the Company's name by Prot. no. 5501/30.3.01

- **KINO Trademark**

The trade mark no. 145567 for KINO (classes 16 and 36) was adopted by decision 9472/2000 of the Trademarks Board of the Ministry of Development.

6.3.2 Procedure for the Conduct of the Games

All the games of OPAP S.A. are conducted on-line through special terminals situated at the outlets of the Company and connected with the central IT system of the company through the lines of the Public Network HELLASPACK.

The tickets with which the players enter the games are submitted and validated by the terminals, the data are transferred through the network to the central IT system, where they are recorded and stored. It is there that the necessary processing occurs for the completion of the competitions (data collection, sorting, identifying the winning tickets, etc.) and for monitoring and settling the financial transactions between OPAP S.A. and the agents.

The monitoring and settlement of the financial transactions between OPAP and the agents is done according to accounting periods. Each week contains two accounting periods: at the end of each accounting period the settlement of revenues and payment of agents is carried out. The central system produces the settlement records which are printed by the terminals of each agent and contain all the revenues and payments made by the agents within that specific time period.

At the same time electronic records are created with the amounts that each agent finally owes to OPAP S.A. or that the Company owes that agent. These records are sent to the banks with which OPAP S.A. co-operates, where the accounts of the agents are held; the banks automatically credit or debit the accounts of the agents at the designated dates. The bank records related to the result of crediting the agents accounts (showing which agents fulfilled their economic obligations and which agents failed to do so) are then delivered on- line and the terminals of those agencies that have outstanding financial issues are de-activated. Moreover, the Bank sends on a daily basis files on-line regarding play slips that have been paid and the system is correspondingly updated regarding the payments by the bank.

The payment of the winning tickets up to € 5,000 takes place through the ON-LINE outlet terminals (regardless of where the ticket had been submitted) and through banks for larger amounts immediately after the relevant data are dispatched.

Trustworthiness and transparency of the OPAP S.A. games is ensured both by the existence of satisfactory security mechanisms in their automated on – line conduct, but also by special committees at individual stages and procedures of the preparation and conduct of the games.

More specifically, a fifteen member Committee is responsible for controlling and confirming the integrity and validity of the information of the transactions in all the games of chance that have been registered at the Central Computer of OPAP S.A., for validating the announcement of the winners, as well as for examining any objections. The Committee of Control, Announcing Winners and Adjudicating Objections is constituted of state officials and civil servants and special experts, pursuant to the Joint Ministerial Decisions of the Ministers of Finance and Culture competent for Sports issues (Joint Ministerial Decision ΣΤ-17588/18-7-2001, Government Gazette 947/24-7-2001 & Joint Ministerial Decision 27385/5-10-2001, Government Gazette 1297/8-10-2001).

The Committee is entitled to access any element pertinent to its work and can proceed to taking the necessary actions. In order to perform its tasks, the Control Committee has at its disposal a system of computers – independent from the central computer system – as well as the necessary software. This system is located and operating in an area that is locked by three different keys. In order to unlock it and physically access the area, at least three members of the Committee must be present at the same time.

Security

The Control Committee performs a series of actions in order to secure the information on the tickets participating in a game. Security, depending on the particularities of each game, pertains either to all the information on the play slips or to the CRCs that comprise the electronic lock for the tickets. Thus the possibility of any data being altered without being caught by the cross-checking procedures followed by the Committee is almost non-existent. The security of the data contained on the tickets must be ensured before the matches included on the corresponding play slips start or before the numerical lotteries are drawn; this constitutes a main condition for a game competition to be characterised as valid.

Validation of winners

Upon completing the selection and issuance of the results at the central system, the Control Committee proceeds, through special software, either to sample checking or to total cross-checking of all winning tickets, or to verification of the corresponding CRCs that are generated during the creation of the winning ticket file.

The purpose of this specific procedure is to confirm the validity of the results from the selection performed by the central system and the validation of the winners selected, as well as to avert or identify any alteration, intended or not, of their data.

Adjudication of Objections

After the end of the deadline for submitting objections, the Control Committee proceeds to examine any objections, where - by using a special application - the successes scored on the play slips – for which objections were filed- are identified and cross checked.
Relevant minutes are drafted for all the actions of the Control Committee.

6.3.3 Turn Over Analysis - Development

In the following table the turn over of the Company is analysed per game, as it developed in the financial years 1999-2001:

Turnover (in millions GRD) Game	1999	% percentage of change	2000	% percentage of change	2001	2001 in thous. €	% percentage of change
PROPO	50,444	-9.2%	31,141	-38.3%	21,754	63,842	-30.1%
LOTTO	34,913	-30.8%	28,379	-18.7%	25,891	75,982	-8.8%
PROTO	17,140	-20.8%	15,096	-11.9%	17,817	52,288	18.0%
PROPO-GOAL	3,050	-22.9%	1,367	-55.2%	769	2,257	-43.7%
JOKER	107,107	-2.8%	77,668	-27.5%	99,234	291,222	27.8%
STIHIMA	0	-	340,003	-	447,676	1,313,796	31.7%
TOTAL	**212,654**	**-12.1%**	**493,654**	**132.1%**	**613,141**	**1,799,386**	**24.2%**

In 2001 the turnover showed an increase of 24% with respect to 2000, whilst it almost tripled with respect to 1999, mainly due to the success of the game STIHIMA and the renewed popularity of the numerical lotteries JOKER and PROTO.

A main factor that affects the demand for each OPAP S.A. game is the introduction of new mainly similar games of chance, resulting in a decrease in the interest of the players for the existing games. As derived from the above table JOKER, two years after its introduction had in 1999 contributed the most (50%) to the turnover of the Company. In 2000 with the introduction of the game STIHIMA the Company's turnover was tripled and the new game is now the Company's main product, contributing by 73% to the overall turnover during the financial year 2001, STIHIMA was the first fixed odds betting game of the Company and was extremely popular from its introduction, while taking an important share from similar illegal games.

Income distribution per game during the financial year 2001, taking into account the costs payable to third parties entailed in conducting the OPAP S.A. games and the payouts to winners, presented the following picture:

Income Distribution 2001 In mill. GRD	**PROPO**	**%**	**LOTTO**	**%**	**PROTO**	**%**	**PROPO - GOAL**	**%**	**JOKER**	**%**	**STIHI-MA**	**%**
Payout to winners	9,334	42.9%	10,253	39.6%	9,407	52.8%	305	39.6%	49,617	50.0%	274,351	61.3%
Agents commissions	2,610	12.0%	3,107	12.0%	2,138	12.0%	92	12.0%	11,908	12.0%	35,814	8.0%
Subsidies to the Greek Professional Football Association	583	2.7%	0	0.0%	0	0.0%	20	2.5%	0	0.0%	0	0.0%
Cyprus Subsidies *	138	0.6%	1,017	3.9%	601	3.4%	10	1.4%	2,041	2.1%	0	0.0%
Contractor's fee **	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	39,983	8.9%
OPAP S.A.	9,089	**41.8%**	11,514	**43.8%**	5,670	**31.8 %**	342	**44.5%**	35,668	**35.9%**	97,528	**21.8%**
TOTAL	**21,754**	100%	**25,891**	100%	**17,816**	100%	**769**	100%	**99,234**	100%	**447,676**	100%

* Subsidies to the Asset Fund of the Republic of Cyprus have been divided among the games, on the basis of percentage of the net income (i.e. the revenues less payouts to winners and agent commissions) each game contributes to the net income of OPAP S.A. in Cyprus.

** In order to calculate the fee of the contractor, the commission of GRD 38,752 million (€113,726 thousand) and VAT of GRD 6,976 (€20,472 thousand) have been taken into account the claim for the excess 60% of the gross revenues of STIHIMA (amounting to GRD 5,745 million, €16,859 thousand) being distributed to the players as prize money has been deducted, on 31st December 2001.

6.3.4 Gaming Sector– Market Shares

OPAP S.A. is active in the sector of Gaming and Wagering and in accordance with the National Greek Statistic Service (ESYE) on Classifying the Economic Activity Sectors (STAKOD – 91) it is classified in sector 927.1 "Gaming and Wagering".

The gaming market includes all those games, whose results depend upon the realisation of a specific uncertain event to a lesser or greater degree. On the basis of this definition the market of games of chance includes various lotteries, as well as other games such as Horseracing and Casinos. Internationally the gaming is grouped in the following manner:

- Casino games
- Betting
- Other Games of Chance – Lotteries

The Greek Gaming Market.

The total official[1] gaming market in Greece includes:

- The games of OPAP S.A.
- State and scratch-card lotteries
- Mutual horseracing betting operated by ODIE S.A.
- State and private Casinos

The introduction of new games of chance by OPAP S.A., the concession of the right to operate games of chance to private companies and the concession of licenses to found and operate private Casinos since 1995 had a significant effect on the growth of the gaming sector in Greece over the last few years.

Specifically, during the financial year 2001 the gaming sector in Greece showed a 12% increase with respect to 2000, whilst the average annual increase in the sector over the period 1999-2001 came to 24.4%.

Amounts in millions of GRD.	1999	2000	2001	2001 in thous. €	% Change 2000 - 2001	Average Annual Rate of Change over the Period 1999 – 2001
OPAP S.A.	201,640	483,918	601,894	1,766,380	24.4%	72.8%
STATE LOTTERIES – SCRATCH LOTTERIES	158,544	160,871	169,630	497,814	5.4%	3.4%
HORSERACING	112,575	118,562	119,027	349,309	0.4%	2.8%
CASINO	457,500	523,300	550,000*	1,614,087	5.1%	9.6%
TOTAL FOR THE SECTOR	**930,259**	**1,286,651**	**1,440,551**	**4,227,589**	**12.0%**	**24.4%**

SOURCE: E.S.Y.E., O.P.A.P. S.A. *Provisional data

In 2001 the 77% increase in the sector was due to OPAP S.A., taking into account that the lotteries (instant and otherwise) increased slightly by 5.4% in comparison to 2000, the casinos by 5.1% whilst the percentage of mutual horseracing betting did not change significantly (+0.4%). The relevant percentage of increase in the sales of OPAP S.A. was

[1] The exact size of the total market for games of chance cannot be quantitatively determined, due to the parallel operation of an illegal market in the same sector.

24.4%, leading to the Company's share in the sector amounting to 41.8% in 2001, in comparison to 37.6% in 2000 and 21.7% in 1999.

The market shares of the players active in the domestic gaming market presented the following picture in the three years 1999-2001:

Market Share	1999	2000	2001	% Change 1999 - 2001
OPAP S.A.	21.7%	37.6%	41.8%	93%
STATE LOTTERIES – SCRATCH LOTTERIES	17.0%	12.5%	11.8%	-31%
HORSERACING	12.1%	9.2%	8.3%	-32%
CASINO	49.2%	40.7%	38.2%*	-22%
TOTAL FOR THE SECTOR	**100%**	**100%**	**100%**	

* Provisional Information

The information contained in the table is indicative of the predominant position and upward evaluation of OPAP S.A. in the gaming market. Within three years the Company's market share almost doubled.

The market shares in the sector over the three years 1999-2001 are depicted in the following diagram:



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
49.2%
12.1%
17.0%
21.7%
40.7%
9.2%
12.5%
37.6%
38.2%
8.3%
11.8%
41.8%
1999
2000
2001
CASINOS
HORCERACING
LOTTERIES-XYSTO
OPAP

The significant response of Greek players to the football games (STIHIMA, PROPO, PROPO-GOAL) of OPAP S.A., according to the European Football Pool (a body that organises the UEFA – INTERTOTO cup) place the Company in the first place in Continental Europe in the year 2001 with respect to sales of football related games of chance.

No	Sales of football games in 2001	In mill. US $
1.	Greece	1,246
2.	Italy	559
3.	Germany	558
4.	Spain	479
5.	Sweden	342
6.	Finland	306
7.	Norway	231

In order to further reinforce its share in the official gaming market OPAP S.A. has planned to introduce new generation games of chance. The introduction of the numerical lotteries SUPER 3, EXTRA 5 and KINO, the development of the software required for these games, as well as the conduct of the relevant market research is already under way.
More information about the new games of chance is set out in section «Prospects of the Company».

6.4 Suppliers - Contracts

The most important contracts providing for a consideration over € 100,000, which the Company has entered into in order to operate, provide technological support and conduct its games, as well as perform its organising needs, are the following:

Agency/Company	Scope of Contract	Year	Duration-Consideration
Hellenic Republic	Concession contract granting exclusive rights to conducting, managing, organising and operating the games currently conducted by OPAP S.A., as well as those games that the Company plans to conduct.	2000	20 years - € 322,817 thousand
INTRALOT S.A. – INTRALOT INTERNATIONAL" and "Etaireia Stoichimaton S.A." ("Betting Company S.A.")	Organisation, Support and Conduct of Fixed Odds Betting Games and non-Fixed Odds Betting Games.	Mar. 99	7 years - In case of gross revenues of €58,694 th. = 11% In case of gross revenues of €58,694 th. - €88,041 th. = 9.5% In case of gross revenues of €88,041 th. - €146,735 th. = 9.5% In case of gross revenues exceeding €146,735 th. = 8.5%
INTRACOM S.A.	Maintenance and operation of the IT system and the terminals. It was agreed that the responsibility for the operational procedure of OPAP S.A. IT system would be borne by the Seller, who would use suitable and experienced personnel – an obligation that will be valid initially for seven years.	Feb. 97	For maintenance services provided for Hardware, as well as the Central System Software: 10 years from any good operation guarantee expiring. For LOTOS software, the Seller undertakes to provide maintenance services for 20 years from expiry of each performance guarantee. Moreover, for the existing Software System, but also for all the Agency Terminals the Seller undertakes to provide emergency and maintenance services for 7 years from the date the contract, the consideration being adjustable in all of the above cases. Yearly maintenance and personnel cost € 10.9 m.
INTRACOM S.A.	Supply and installation of KINO software	Apr. 99	Upon completion - € 3 m.
INTRACOM S.A.	New Edition of administrative and financial applications software for the support of the €	Feb. 02	Six months following completion €132 th.
INTRACOM S.A.	Procurement and installation of the application software for the support of the € for the central system and the agency terminals	Apr. 01	Six months following completion €103 th.
INTRASOFT S.A.	Development, supply, support and maintenance of software for administrative – financial applications	July 97	5 years - Maintenance €559 th.
INFORM P. LYKOS S.A.	Supply of tickets for JOKER – LOTTO – PROTO	May 98	Up until the quantities are absorbed - €7,490 th.
RELATIONAL TECHNOLOGY S.A.	Maintenance and support of SYBASE, the Relational data management system	Apr. 02	24 months - €66 th. annually
LAMDA S.A.	Procurement of 35 passenger cars	Apr - 02	Up until completion of delivery €1,315 th.
M. PAPASAVVAS A.E.B.E.	Procurement of portable PCs	Apr - 02	50 days - €164 th.
CHRYSLER JEEP A.B.E.E.	Procurement of 35 passenger cars	Apr-02	Up until completion of delivery €1,439 th.
KINO TV & MOVIE	Production and reproduction of television and radio texts related to the advertising promotion of the games and the corporate image of OPAP S.A.	Dec-01	2 years - 10% of production cost
FORTUNE A.E.	Communications support of the OPAP S.A. games	Dec –01	2 years - €20 th. monthly
TEAM ATHENS ADVERTISEMENTS S.A.	Communications support for the Corporate image of OPAP S.A.	Contract about to be signed	2 years - €10 th. monthly
COMPUTER TECHNOLOGY INSTITUTE	Technical Support Consultant for the IT development of OPAP S.A.	Nov –01	23 months - € 352 th. annually

OPAP S.A., in the framework of the structural changes it is implementing and in order to adapt its operations to its new corporate form, has drafted a new materials and services procurement regulation (Government Gazette 636/23-5-2002), which was approved by the Decision of the Company's Board of Directors no 5/2-4-2002.

6.5 Sales network - Customers

The distribution of the OPAP S.A. games in Greece is effected through a wide sales network comprised of 4,896 agent outlets on 31 December 2001 that are connected on-line with the central information system of the Company in Athens.

The following table shows the geographical distribution of the registered Agent outlets of the Company in Greece and Cyprus:

6.5.1.1.1 Geographical Regions	**Registered Agent Outlets**
Attica	1,978
Peloponnese	425
Continental Greece (Sterea) – Euboia	302
Epirus	135
Crete	190
Dodecanese	90
Aegean Islands	98
Ionian Islands	62
Macedonia	1,050
Thessaly	318
Thrace	91
Cyprus	157
6.5.1.1.2 TOTAL	**4,896**

By virtue of an interstate agreement between the Hellenic Republic and the Cyprus Republic on 15.1.2001, the organisation, operation, conduct and management of the PROPO-GOAL, PROPO, LOTTO, PROTO and JOKER games has been permitted in Cyprus, through a local OPAP S.A. Office.
The agency outlet network in the Cyprus zone comprises 157 outlets, which are connected on-line with the offices of the Company in Athens.

The geographical analysis of the turnover for the year 2001 is presented in the following table:

Geographical Regions	**Turnover in millions GRD**	**Turnover in thousands €**
Attica	259,972	762,942
Peloponnese	45,884	134,656
Continental Greece (Sterea) – Euboia	31,073	91,189
Epirus	13,778	40,435
Crete	26,349	77,327
Dodecanese	16,599	48,713
Aegean Islands	15,320	44,959
Ionian Islands	9,252	27,152
Macedonia	138,154	405,441
Thessaly	31,985	93,868
Thrace	13,527	39,696
Cyprus	11,247	33,007
TOTAL	**613,141**	**1,799,386**

GEOGRAPHICAL ANALYSIS OF TURNOVER FOR THE YEAR 2001


Thrace 2.2%
Cyprus 1.8 %
Thessaly 5.2%
Attica 42.4%
Macedonia 22.5%
Ionian Isl. 1.5%
Aegean Isl. 2.5%
Dodecanese 2.7%
Crete 4.3%
Epirus 2.2%
Cont. Greece - Eboia 5.1%
Peloponnese 7.5%
Attica
Peloponnese
Cont. Greece - Eboia
Epirus
Crete
Dodecanese
Aegean Islands
Ionian Islands
Macedonia
Thessaly
Thrace
Cyprus

By virtue of Joint Ministerial Decision no 25148/27.10.1999 (Government Gazette B' 2004/11.11.1999), the Regulation of Agency Outlet Operation, Obligations and Rights of the OPAP Agents was approved. For the purpose of upgrading and further taking advantage of the sales network a new Outlet Operations Regulation is presently being completed
According to the relevant legislative regulation (Government Gazette 22/16.1.01) OPAP S.A. had undertaken the obligation to sign contracts with all the agents up until 31 December 2001 under the terms, conditions and obligations foreseen in the present Agent Outlet Operations Regulation.

In accordance with the most recent decision of the Minister of Culture (Government Gazette 1820/21.12.2001), par. 6 of article 10 of the joint ministerial decision of the Minister and Deputy Minister of Culture is replaced as follows:

"The agreements between OPAP S.A. and its agents for its games, which have not been signed to date, should be signed by 30.9.2002 at the latest, under the terms, conditions and obligations for the agents, laid down in the new "Regulation of Agency Outlet Operation, Obligations and Rights of the OPAP S.A. Agents", which will be published at the latest by 30.6.2002, amending or replacing the provisions of the Regulation as currently in force".

6.6 Fixed Assets – Guarantees and Collateral Securities

6.6.1 Land – Building Facilities

The land and building facilities owned by the Company are outlined below:

The land owned by the company on 31/12/2001, is the following:

LAND	% of the land	Undepreciated Value	
		Million GRD	Thous. €
25, Panepistimiou, 1,118.69 sq.m.	11.5%	576	1,690
Ioannou Koletti and Kavalas, Thessaloniki 5,818.5 sq.m.	12.9%	588	1,726
Antisthenous and Kalirrois, Neos Kosmos, 490.5 sq.m.	1.8%	4	12
Total		**1,169**	3,431

It should be noted that the values listed in the above table were calculated in accordance with the valuation process of article 9 of Codified Law 2190/1920.

The undepreciated value of the building facilities owned by the Company, on 31.12.2001, is presented in the following table:

BUILDINGS	Undepreciated value	
	millions GRD	thousands €
5th and 6th floor of 25, Panepistimiou St. in Athens, 1,326.54 sq.m.	225	660
Basement, Ground floor, 1st and 2nd floor in Thessaloniki situated on Ioannou Koletti and Kavalas, 2,371.94 sq.m.	240	704
3rd floor of the building on the streets Antisthenous and Kalirrois in N. Kosmos, Athens, 50.15 sq.m.	5	15
Total	**470**	**1,379**

The 5th and 6th floor on 25, Panepistimiou St., are leased to the Athens Property Service (in Greek "Ktimatiki Ypiresia Athinon") for GRD 330,000 (€ 968) per month, which is paid by the General Secretariat of Athletics.

The 3rd floor on Antisthenous St. in Neos Kosmos - Athens, is leased for GRD. 30,000 (€ 88) per month.

During the financial year 2001 the improvements made to the above fixed assets amounted to GRD 11 million (€ 31 thousand)

6.6.2 Property let by OPAP S.A.

- Building on 2 Kolonos St. and 21 Agisilaou (5th – 6th – 7th floors).

OPAP S.A. has leased the 5th, 6th and 7th floors of a building in Athens, situated on 4 Peiraios, 2 Kolonou and 21 Agisilaou St., with a total surface area of 3,901 sq.m., in order to house its headquarters. During the financial year 2001 the total rent per month was set at GRD 7,387,700 (€ 21,681).

- A building on the 12 – 14 Kolonou St. (3rd and 5th floors).

OPAP S.A. has leased the 3rd and 5th floor of a multi-storey building in Athens, situated on 12 – 14 Kolonou St, with a total surface area of 1,793 sq.m., in order to use it for the needs of its services. During the financial year 2001, the total rent per month was set at GRD 910,085 (€ 2,671).

- A building on 23 – 25 Agisilaou St. (Storage area).

The Company has rented a storage area, with a surface area of 230 sq.m. During the financial year 2001, the total rent per month was set at GRD. 300.000 (€ 880).

- Building on 2, Kolonou St. (Storage area).

The Company has leased a storage area, with a surface area of 97.75 sq.m.. During the financial year 2001, the total rent was set at GRD 400,000 (€ 1,174).

- A building on 20 P. Tsaldari St. in Peristeri (Television Studio).

The Company has leased property with a total surface area of 796.95 sq.m., (Studio) situated in Peristeri Attica, on the streets 20 P. Tsaldari and 25th Martiou, in order to be used for the needs of its services. During the financial year 2001, the total rent per month was set at GRD 6,933,043 (€ 20,346).

- A building in the area "BALANA" Pallini (Paper – Material Storage area).

OPAP S.A. has leased a ground floor storage area situated in the «Balana» area of Pallini, with a total surface area of 750 sq.m., with land of a total surface area of 3,000 sq.m., in order to be used as storage area. During the financial year 2001, the total rent per month was set at GRD 1,233,099 (€ 3,619).

- A print shop building in Pallini on Anthousa Avenue.

OPAP S.A. has rented a semi-two floor building situated in Pallini Attica with a facade on Anthousa Ave with a total surface of 3,000 sq.m., with 6,000 sq.m. fenced surrounding area with concrete flooring. During the financial year 2001, the total rent per month was set at GRD 6,863,736 (€ 20,143).

The following 9 properties are let on behalf of the General Secretariat of Athletics. The rents are paid by OPAP S.A., but they may be claimed by the General Secretariat of Athletics.

- Building situated on 6, Acadimias St. Athens.

OPAP S.A. has leased the following areas of the above property: a) the 1st, 4th, 5th and 6th floor with a total surface area of 1,771 sq.m., b) the mezzanine with a total surface area of 110 sq.m. and c) a shop with a total surface area of 128 sq.m.. During the financial year 2001, the total rent per month was set at GRD. 18,847,659 (€ 55,312).

- Building situated on 25 Panepistimiou St. (Ground floor).

OPAP S.A. has rented a shop in Athens, on Panepistimiou St., with a total surface area of 45 sq.m., in order to be used as a show room for its advertising material. During the financial year 2001 the total rent per month was set at GRD 197,038 (€ 578).

- Building on 25 Panepistimiou St. (two ground floor shops).

OPAP S.A. has rented two ground floor stores with basement in Athens on Panepistimiou St., with a total surface area of 71.8 sq.m. During the financial year 2001 the total rent per month was set at GRD 200,782 (€ 589).

- Building on 25 Panepistimiou St. (1st floor).

OPAP S.A. sublet from "BANK SADERAT IRAN" the 1st floor, belonging to the Fund of Bank of Greece Employees, on 25, Panepistimiou St., with a total surface area of 250 sq.m. During the financial year 2001, the total rent per month was set at GRD 569,23 (€1,671).

- Building on 25 Panepistimiou St. (3rd floor).

OPAP S.A has let an office with a surface area of 578 sq.m. situated on the 3rd floor, 25 Panepistimiou St, Athens. In the financial year 2001, the total rent per month was set at GRD 3,892,992 (€ 11,425).

- Building on 25 Panepistimiou St. (3rd floor).

OPAP S.A. has let offices with a surface area of 240.92 sq.m. that are situated on the 3rd floor, 25 Panepistimiou St., Athens. During the financial year 2001, the total rent per month was set at GRD 228,032 (€ 669).

- Building on 2, Parnassou St. (5th floor).

OPAP S.A. has let an office area with a surface area of 126 sq.m. situated on the 5th floor, in Athens, on 2 Parnassou St. During the financial year 2001, the total rent per month was set at GRD 329,756 (€ 968).

- Building on 25 Panepistimiou St. (4th floor).

OPAP S.A. has let the 4th floor of the building situated in 25, Panepistimiou St. Athens, with a total surface area of 819 sq.m., to be used by the Company as offices. During the financial year 2001, the total rent per month was set as GRD 2,184,702 (€ 6,411).

- Building on 25 Panepistimiou St. (basement).

OPAP S.A. has let a basement area with a total surface area of 50 sq.m. situated in Athens, on 25 Panepistimiou St., in order to be used for the storage of material. During the financial year 2001 the total rent per month was set at GRD 30,795 (€ 90).

6.6.3 Means of Transportation

OPAP S.A., in order to meet its operational needs, i.e. distribution of tickets and forms to its agent outlets, as well as the movements of its personnel, disposes of 47 trucks, 2 buses, 9 passenger cars and 6 motorcycles. The cost of the Company's means of transportation on the 31.12.2001 amounted to GRD 159 million. (€ 465 thousand) in comparison to GRD 146 million (€ 427 thousand) on 31/12/2000. This increase by GRD 13 million (€ 38 thousand) during the financial year 2001 is due to the acquisition of one vehicle.

6.6.4 Machines and Technical Facilities

The cost value of the machines and technical facilities of the Company on the 31.12.2001 amounted to GRD 7,594 million. (€ 22,286 thousand.) in comparison to GRD 7,081 million (€ 20,781 thousand.) on 31/12/2000. This increase by GRD 513 million (€ 1,506 thousand) is due mainly to the acquisition of machines to connect the agency outlets of the company to the Hellaspack network and the replacement of the printing machines in the agency outlets, due to a change in the manner in which the tickets are cut.

The Company's information system is comprised of the Central System which is connected online through Hellaspack, approximately 5,700 terminals that belong to OPAP S.A. and are distributed around the agency outlets.

The Company's online games are supported by the above-mentioned information system and the IT processing of all necessary procedures related to monitoring and conducting the games, the pay out of prizes to the winners, the support and accounting monitoring of its agents, the management of all pertinent information etc.

With respect to available equipment, the central system comprises three computers (Alpha Servers) that communicate among themselves by Decnet (Ethernet) and comprise the local network.

Moreover, there are twenty Lotos Communication Processors (XLCPs) in Athens and two XLCPs in Cyprus, which operate as intermediate collecting nodes in the communication between the central system and the on-line terminals.

Finally, the system data are stored in a total of 54 hard discs installed as mirror sets.

The Company possesses a modern information system and one of the largest on-line networks in the country, providing benefits such as:

1. Reliability and safety in conducting the games of chance and mitigation of the possibility for human error.
2. Online support for conducting many games of chance simultaneously.
3. Speed and directness in conducting the games, a fact that allows the Company to introduce new generation games of chance.
4. Provision of high quality services to the agents and the players. Participation in the games is possible up until a few minutes before the time the numbers of the lotteries are drawn or the games begin and the winners can receive their payouts immediately after the draws or the games end.
5. Information in real time, that allows for crucial decisions to be made immediately.
6. Possibility for administrative, accounting, historical and statistical management of all games.
7. Possibility for multiple uses of the network.

- Administrative and Financial Applications System

The Company possesses one more system independent of the above in order to meet the needs of administrative and financial applications, which are gradually developed and installed thereon.
The System comprises a central Server that is connected to a local network with approximately 100 personal computers as work stations.
Recently the company has replaced the old Server with a new SUNFIRE V880 Server and has begun upgrading the EDP equipment serving those needs.

Upon the completion of the application development, the system shall be connected with the central system for conducting the games for the purpose of exchanging information.

6.6.5 Furniture and Other Equipment

The cost value of the furniture and other equipment of the Company on 31.12.2001 amounted to GRD 2,817 million (€ 8,266 thousand) with respect to GRD 2,765 million (€ 8,114 thousand) on 31/12/2000. This increase by GRD 52 million (€ 152 thousand) is mainly due to the acquisition of computers, telecommunication devices and other office equipment.

6.6.6 Change in the Book Value of the Fixed Assets

The following table presents in million GRD the change in the book value of the fixed assets over the two years 2000 - 2001.

(amounts in million GRD)

Fixed Asset Value	Cost Value 31/12/1999	Additions/ (Disposals) 1/1/2000 - 31/12/2001	Cost Value 31/12/2001	Amortization/Depreciation 31/12/1999	Amortisation/Depreciation 2000-2001	Accumulated Amortization/Accumulated Depreciation 31/12/2001	Unamortized Value 31/12/2001 In million GRD	Unamortized Value 31/12/2001 € in thousands
I. Intangible Assets								
Concessions & Industrial Property Rights and Amortization charges over many years	**638**	**111,840**	**112,478**	**0**	**12,860**	**12,860**	**99,618**	**292,349**
II. Tangible Assets								
Land	1,169	0	1,169	0	0	0	1,169	3,430
Buildings & Technical Projects	511	10	521	0	51	51	470	1,379
Plant & Machinery	6,100	1,494	7,594	0	2,786	2,786	4,808	14,110
Vehicles	146	13	159	0	59	59	99	292
Furniture & Other Equipment	2,674	143	2,817	0	1,641	1,641	1,176	3,451
Current acquisitions being undertaken	0	0	0	0	0	0	0	0
Total Tangible Fixed Assets	**10,599**	**1,660**	**12,259**	**0**	**4,538**	**4,538**	**7,722**	**22,661**
III. Participations								
Participations in Affiliated Companies	0	0	0	0	0	0	0	0
GRAND TOTAL	**11,237**	**113,500**	**124,737**	**0**	**17,398**	**17,398**	**107,340**	**315,011**

The Company prior to the financial year 2000 did not keep a fixed asset register nor detailed accounts for the depreciation over many years, whilst it depreciated its assets and the installation expenses with a coefficient of 100%.The acquisition of fixed assets were entered into the books upon payment and at the time of acquisition.

On 31.12.1999, the Committee referred to in article 9 of C.L. 2190/1920 evaluated the Company's fixed assets. In total, the estimated value of OPAP S.A. assets , according to the Committee of article 9 of C.L. 2190/1920 as at 31/12/1999, was GRD 11,237 million (€ 32,977 thousand).

During the financial years 2000 - 2001 fiscal years the amortisation and depreciation were calculated in accordance with P.D. 100/1998.

6.6.7 Guarantees and Encumbrance

No encumbrance exists over the fixed assets of the Company. The guarantees in favour of third parties of a total value of GRD 27 million (€ 80 thousand) on the 31/12/2001, relate to amounts that were given as guarantees for rents and to various Public Utilities Companies, such as OTE, PPC, EYDAP.

6.6.8 Insurance Coverage

The Company has entered into the following insurance agreements:

- Agreement (Α.Π.1659/22 April 2002) with INTERLIFE General Insurance Company S.A. regarding vehicles insurance.

  The duration of this agreement is two years and covers the time period from 2.3.2001 until 2.3.2002. The agreement was extended until 2 October 2002. The scope of the agreement is the insurance coverage of the vehicles of the Company for liability against third parties, as well as damages to the vehicles themselves. The annual premiums amount to € 23,791.72 + € 14,927.50 for a 7 month extension.

- Agreement (Α.Π. 8902/26 April 2002) with "ASPIS PRONIA S.A." for fire insurance for the insurance of the property assets (property holdings, IT equipment, furniture & fixtures) of OPAP S.A.

  The duration of the above agreement is from 1/5/2002 to 30/4/2003. The annual gross premiums amount to € 54,155.40.
  The total insured capital amounts to € 30,795,414 and covers the following risks: fire - lightning, earthquake, flood, terrorist act, smoke, explosion, flood, humidity, rainfall, snow, falling of aircraft, dust, theft, fall of the insured objects, fire-fighting procedure, demolition, land subsidy, carelessness, wrong handling, malicious intent on behalf of the personnel of the insured, faulty material, wrong plans, bad design and bad craftsmanship, after the end of the manufacturer's guarantee.

- Group agreement regarding insurance against personal accidents - illness (no. G11191/1.1.1988) between UNIVERSAL LIFE and the Employee Association of OPAP S.A.

  The effective date of the agreement was set on 1.1.1988 and the agreement is renewed each year on the 1st of August. This agreement covers only the employees of OPAP S.A in the case of death, permanent total disability and permanent partial disability from an accident, as well as any loss of income due to temporary total incapacity to work because of an accident or illness. Annual fees amount to €146,735.

- Group life insurance agreement (no GL 1119/1.1.1988) between UNIVERSAL LIFE and the personnel of the Employees Association of OPAP S.A.

This policy entered into effect on 1.1.1998, for indefinite duration. All full time employees are entitled to participate and insured persons participate in the payment of the premiums. The insured capital amounts to € 9,538 per insured person and annual fees amount to €19,662.

- Group life insurance agreement (1006) between AGROTIKI INSURANCE and the Employee Association of OPAP S.A. for the creation of a capital management account aiming at receiving a lump sum benefit upon reaching retirement age.

  The effective date of the above agreement was1.1.1988. The first insurance year was the period 1.1.1998 until 31 December. The following insurance years are 12 month periods commencing successively on the 1st of January. The duration of the contract is 35 years, whilst the insured capital amounts to € 880 annually per insured person. Annual premiums amount to €27,292.

  The purpose of the account is the creation of single capitals required for the payment of benefits to the insured persons, as set out in the General Regulation for the Welfare Programme. The Association will pay the above account exclusively through contributions. In accordance with article 9 of the above agreement, the above agreement will expire when all amounts have been withdrawn from the account or when all benefit payments provided by the Insurer have been paid.

The payment of the premiums for the above agreements take place regularly each month for the insurance premiums of the previous month.

6.7 Capital Expenditure over the Period 1999 - 2001

The capital expenditure of the Company over the three years 1999 - 2001 amounted to GRD 112,961 million.
The following table presents the capital expenditure of this period.

Description (in million GRD)	1999	2000	2001	Total 1999-2001	2000 thous. €	2001 thous. €
Installation Expenses	42.7	375	193.2	611	1,101	567
Intangible Assets:						
Concessions & Industrial Property Rights	0	110.000	0	110.000	322,817	0
Fixed Assets:						
Land	0	0	0	0	0	0
Building & Technical Projects	0	0	10,5	0	0	31
Machinery - Technical Facilities	599.2	981	513.1	2,093	2,879	1,506
Means of Transportation	2.5	0	13.0	16	0	38
Furniture & Other Equipment	88.7	90.6	51.8	231	266	152
Total Fixed Assets	**690.4**	**1,071.6**	**588.4**	**2,350**	**3,145**	**1,727**
Participations/Shares	0	0	0	0	0	0
Grand Total	**733.1**	**111,446.6**	**781.5**	**112,961**	**327,063**	**2,294**

In more detail, the capital expenditure per financial year were the following:

Financial Year 1999

The increase in the installation expenses by GRD 42.7 million (€125 thousand) pertains to the acquisition of software for various applications. The purchase of machinery amounting to GRD 599.2 million (€ 1,758 thousand) pertain mainly to the acquisition of new terminals and computer systems.

The purchase of Furniture and Equipment amounting to GRD 88.7 million (260 thousand Euros) pertain to purchasing instruments – machines, electrical devices and office equipment.

Financial Year 2000

The increase by GRD 375 million (€ 1,101 thousand) in the installation expenses related to the tax on capital / stamp duty paid during the incorporation of the Company (GRD. 100 million. - € 293 thousand) and the acquisition of software programmes.

Moreover, during the financial year 2000 a concession contract was entered into for the exclusive rights to conduct, manage, organise and operate the games that are conducted today by OPAP S.A., as well as the games that the Company has already scheduled to conduct, for a consideration of GRD 110,000 million (€ 322,817 thousand). The duration of the concession is 20 years and expires on 12 October 2020.

Investments in machines and technical facilities amounting to GRD 981 million (€ 2,879 thousand) relate mainly to improvements and additions to the agents' equipment.

The investments in furniture and other equipment amounting to GRD 90.6 million (€ 266 thousand) relate to the acquisition of office equipment, devices and furniture.

Financial Year 2001

The increase by GRD 193.2 million (€ 567 thousand) in installation expenses pertains to the procurement of software for various applications and the expenses for the technical installations. Purchase of machine equipment GRD 513.1 million (€ 1,506 thousand) pertain mainly to the acquisition of new machines for the agents.

Purchase of Furniture and Equipment amounting to GRD 51.8 million (€ 152 thousand) pertain to the acquisition of computers, telecommunications devices and other office equipment.

It should be noted that the Company did not draw any profit from the IPO and the Private Placement that took place in April 2001. The capital expenditure of the Company are funded through own cash and cash equivalents and should it be deemed necessary may also be funded by a bank loan.

7 INFORMATION ON THE CAPITAL, SHAREHOLDERS, MANAGEMENT AND PERSONNEL OF THE COMPANY

7.1 Evolution of Share Capital

The initial share capital of the Company was set by virtue of paragraph 1 of article 5 of the P.D. 228/1999 (Government Gazette A' 193/21.9.1999) at the amount of ten billion (10,000,000,000) drachmae, divided into one million (1,000,000) registered and indivisible shares with nominal value ten thousand (10,000) drachmae each. By decision of the First Extraordinary General Meeting of the Shareholders on 15.12.2000, the article 5 of the Company's articles of association was amended and its share capital reached GRD 10,000,000,000, through capitalisation of part of the adjustment difference that arose from the valuation of the Company's assets by the Committee of article 9 of C.L. 2190/1920.

In the 3rd meeting of the Company's Board of Directors, on the 21st of December 2000 full payment of the initial share capital amounting to GRD 10,000,000,000 was certified, whilst on 22 January 2001 (Prot. No. 37471/00) the certification was registered by the Board of Directors in the Register of Societes Anonymes of Athens Prefecture (Government Gazette 515/24.1.2001).

The 1st Extraordinary General Meeting of the Company's shareholders that convened on 15.12.2000 decided to reduce the nominal value of the existing shares from ten thousand (10,000) drachmae each to one hundred (100) drachmae according to articles 29, 31 and 34 of Cod. L. 2190/1920 and articles 5 and 26 of the articles of association.

By virtue of Joint Ministerial Decision no. 34335/21.12.2000 (Government Gazette 1622/29.12.2000) of the Ministers of National Economy and Finance, Culture, pursuant to which the article 5 of the Company's articles of association was modified, and following the 2nd Extraordinary General Meeting of its shareholders that convened on 15.12.2000, a decision was reached in accordance to increase the share capital of the Company by twenty one billion nine hundred million (21,900,000,000) drachmae and issue two hundred and nineteen million (219,000,000) new registered shares, with a nominal value of one hundred (100) drachmae each with articles 5 and 26 of the articles of association and paragraphs 2 and 3 of PD 228/1999.

This increase was effected as follows:

a) the amount of GRD. 1,510,021,575 arose from the adjustment difference following the inventory classification and the re-evaluation of the company's assets on 26 October 2000 which was conducted as provided for in paragraph 2 of article 5 of P.D. 228/1999,

b) the amount of GRD 10,389,978,425 arose from the capitalisation of profits carried forward and

c) the amount of GRD 10,000,000,000 arose from the capitalisation of the Company's liabilities to the Hellenic Republic and the issue of shares of the same

value in favour of the Hellenic Republic, in accordance with the Agreement dated 15 December 2000 between the Hellenic Republic and the Company, which was entered into pursuant to article 27 par. 2 of L. 2843/2000.
In the 3rd meeting of the Company's Board of Directors, on 21 December 2000 the increase of the Company's share capital by GRD 21,900,000,000 was certified, whilst on 22 January 2001 (Prot. No. 37471/00) its certification by the BoD was registered in the Register of Societes Anonymes of the Athens Prefecture (Government Gazette 515/24.1.2001).

In the First Annual General Meeting of the Company, on 26 June 2001, it was decided inter alia of the nominal value of the share and the share capital in Euros, which was approved by decision no. K2 –10029 of the Minister of Development, in accordance with the provisions of L. 2842/2000.
For this purpose the share capital of the Company was increased by GRD 709,775,000 while the nominal value of each share was simultaneously increased from GRD 100 to GRD 102.225. The increase of the share capital of the Company was derived from capitalisation of reserves from untaxed revenues amounting to GRD 709,775,000.

The minutes of the meeting of the OPAP S.A. Board of Directors dated 12/7/2001 certifying the payment of the share capital increase decided by the General Meeting on 26 June 2001 were registered in the Register of Societes Anonymes of the Ministry of Development, on 17 October 2001 (Government Gazette. No. K2-14577).

Thus, following the increase of the share capital by GRD 709,775,000 or € 2,082,978.72 and of the nominal value of the share to GRD 102.225 (€ 0.30), the share capital of the Company is now GRD 32,609,775,000 or € 95,700,000, divided in 319,000,000 shares of nominal value of GRD 102.225 (€ 0.30).

The following table presents the evolution and the manner in which the Share capital is paid since the establishment of the Company:

Date of General Meeting	Government Gazette No & Date	Amount of Share Capital Increase	Through capitalisation of profits carried forward(in GRD)	Through capitalisation of the adjustment difference of the Company's assets, based on the estimate of the Committee of art. 9	Through capitalisation of liabilities to the State (1) With capitalisation of the reserves from untaxed revenues (2)	Total Share Capital	Nominal Value per Share (in GRD)	Number of Shares
Establishment	GG 515/24.1.2001	10,000,000,000	-	10,000,000,000	-	10,000,000,000	10.000	1,000,000
15.12.00			Decrease of nominal value			10,000,000,000	100	100,000,000
15.12.00	GG 515/24.1.2001	21,900,000,000	10,389,978,425	1,510,021,575	10,000,000,000 (1)	31,900,000,000	100	319,000,000
26.06.01	K2-14577	709,775,000	-	-	709,775,000 (2)	32,609,775,000	102..225	319,000,000
Total		32,609,775,000	10,389,978,425	11,510,021,575	10,709,775,000	32,609,775,000	102.225	319,000,000

7.2 Own funds – Book value of shares

The following table breaks down the own funds and the book value of the share on 31.12.2001.

31/12/2001	Amounts in GRD	Amounts in €
Number of Shares at the end of the financial year	319,000,000	319,000,000
Nominal Value	102.225	0.30
Share Capital	32,609,775,000	95,700,000
Amounts to be capitalised	0	0
Differences from Adjustments	0	0
Subsidies from Investments in Fixed Assets	0	0
Regular Reserve	4,380,091,421	12,854,267
Other Reserves	14,602,663,842	42,854,479
Profits carried forward	3,360,689	9,863
Total Equity	**51,595,890,952**	**151,418,609**
Book value of Share	161.74	0.47

7.3 Shareholders

The following table presents the shareholding composition of the Company as of 30 April 2002:

SHAREHOLDERS	NUMBER OF SHARES	PERCENTAGE
Hellenic Republic	295,322,084	92.6 %
Public Company for Transferable Securities	6,380,000	2.0 %
Other Shareholders (<2%)	17,297,916	5.4 %
Total Shares	**319,000,000**	**100.0%**

Note: The Members of the Board of Directors and the Management of the Company hold in total of 0.000019% of the its share capital.

On 22 November 2001, the Hellenic Republic, under the relevant Decision of the Privatisation Committee dated 22.11.2001, distributed 1 free share per 10 shares to the private investors that participated in the public offer and who retained their shares for a period of six months since 25 April 2001, i.e. until 24 October 2001. The maximum retention award was 100 shares per each investor.

7.4 Shareholders' Rights

Each share of the Company incorporates all the rights and obligations laid down by law and the Articles of Association of the Company, which, however, does not contain more restrictive provisions than the law. Ownership of a share automatically results in the acceptance by its holder of the Company's articles of association and all lawful decisions of the General Meeting of shareholders, even if the specific shareholders did not participate in them.

The articles of association of the Company do not contain special rights in favour of specific shareholders, except those that relate to the manner in which certain members of the BoD are elected and to the appointment of the Chairman and Managing Director (see section 7.6 Administration - Management of Operations,).

The Shares of the company are freely tradable. The trading unit is the dematerialised title of ten (10) shares.

The liability of the shareholders is limited to the nominal value of the shares they hold. The shareholders participate in the administration and profits of the Company in accordance with the Law and the provisions of the Articles of Association. The rights and obligations that derive from each share are transferred to any global or special successor of a shareholder.

The shareholders exercise their rights with respect to the Management of the Company only through the General Assemblies.

The shareholders have a pre-emptive right to each future increase of the Share Capital of the Company, according to their participation in the existing share capital, as laid down in article 13, paragraph 5 of Codified Law 2190/1920.
Each share provides the right for one vote. Joint holders of a share must, in order to be entitled to vote, indicate in writing to the Company a common representative for this share, who will represent them in the General Meeting, their rights being suspended until this appointment.

Each shareholder is entitled to participate in the company's General Meeting of Shareholders either in person or through a proxy. In order to participate in the General Meeting, shareholders most deposit their shares in the Company's Treasury or the Loans and Consignments Funds or any Bank in Greece, at least five (5) days before the date of General Meeting. Within the same deadline the receipts of depositing the shares and the representation documents must be submitted to the Company and the shareholder must be provided with a receipt in order to enter the General Meeting.

Shareholders that do not conform to the above shall participate in the General Meeting only if it gives its permission.

Shareholders that represent 5% of the paid up Share Capital:

- are entitled to request from the Court of First Instance competent for the area of the Company's registered offices to audit the Company, in accordance with articles 40, 40ε of L. 2190/1920

- are entitled to request that an Extraordinary Meeting of Shareholders be convened. The Board of Directors is obliged to convene this meeting within thirty (30) days of the request being submitted to the Chairman of the Board of Directors. In the request the shareholders must mention the issues on which the General Meeting is called upon to decide.

Each shareholder may request the annual financial statements and the relevant reports of the Board of Directors and the Company's Auditors ten (10) days prior to the Annual General Meeting.

Shares' dividend is paid within 2 months from the date the Annual General Meeting approved the annual financial statements. The place and the manner of payment will be announced in the Press.

Dividends that have not been claimed within five years of becoming payable are written off in favour of the State.

7.5 Taxation on Dividends

In accordance with current Greek legislation (L. 2238/1994, article 109) companies whose stocks are listed in the A.S.E., except for banks, will be charged tax at a rate of 35% on their taxable earnings before any distribution takes place.

Thus, the amounts distributed as dividends are derived from earnings that have already been taxed and consequently the shareholder has no tax obligation on the dividends collected.
The date that the Balance Sheets are approved by the General Meeting of Shareholders is regarded as the date that income from the dividends is derived.

7.6 Administration - Management of Operations

In accordance with the Codified Articles of Association (Government Gazette 23/16.1.01) as amended and currently in effect, which was drafted as stipulated and according to the provisions for state-owned companies in L. 2414/96, OPAP S.A. is managed by the Managing Bodies, the General Meeting and the Auditors. The Managing Bodies of OPAP S.A. are the Board of Directors, the Managing Director and the Managing Committee.

Managing Bodies

The Board of Directors (BoD) of the Company is constituted of 11 members as follows.

a) two representatives of the Company's employees, who are elected along with their replacements by direct and global vote, in accordance with paragraph 2 of article 6 of L. 2414/1996 as in effect.
b) a representative indicated by the Economic and Social Committee (O.K.E.) and a replacement, who are appointed in accordance with paragraph 3 of article 6 of L. 2414/1996, as in effect.
c) the Chairman and the Managing Director who are appointed by joint decision of the Minister of National Economy and the supervising minister, and
d) by representatives of the shareholders, who are appointed by decision of the General Meeting, subject to article 10 of L. 2322/1995 (Government Gazette A' 143).

In the event that the Chairman is also Managing Director, the State designates one more representative.

The present Board of Directors was elected by decision of the Extraordinary General Meeting date 15.12.00, and was formed on the same day (T.A.E. 11765/27.12.00). In the Extraordinary General Meeting of shareholders that took place on Wednesday 23 January 2002, two new members of the BoD were elected in order to replace two members who resigned. The composition of the new Board of Directors of OPAP S.A. is the following:

Name and Surname	Position in the BoD	Profession	Address of Residence
Konstantinos Koskinas, son of Marinos (GG 1500/12.00)	Chairman & Managing Director	Associate Professor at Panteion University for Social and Political Sciences	6 N. Kazatzaki St., Drapetsona, Piraeus
Sotirios Spanidis, son of Ioannis	Member, employees representative	OPAP S.A. employee	137-139 Platonos St., Kallithea
Nikolaos Pavlias, son of Dimitrios	Member, employees representative	OPAP S.A. employee	16 Galaxidiou, Moschato
Dimitrios Politis, son of Ioannis	Member, representative of O.K.E.	Civil Engineer	55 Salaminos St., Vrilissia Attica
Dionysios Rizos, son of Georgios	Member	Ministry of Finance Executive	43 Agiou Konstantinou, Ilioupoli Attica
Maria Papandreou, daughter of Georgios	Member	Chemist	4-6 Dikis St., Goudi
Nikolaos Apanomeritakis, son of Anastasios	Member	Retired State employee	19 Agapis St. Irakleio Attica
Konstantinos Gouvalas, son of Nikolaos	Member	Architect	6 Ros St., Ano Patisia
Stavros Tzortzis, son of Georgios	Member	ΤΕΦΑΑ Professor	Larisis & Anafis St., Pallini Attica
Nikolaos Kokkinis, son of Emmanuel	Member	Mathematician	25 Panepistimiou St., Athens
Konstantinos Harisiadis, son of Christos	Member	Dentist	32A Daniilidos, Patras

The term of the above BoD is five years and ends on 15 December 2005, except from the Chairman of the BoD whose term is scheduled to end on 7 December 2005.

From the above members Messrs. Dionysios Rizos, Nikolaos Kokkinis, Dimitrios Politis, Maria Papandreou, Nikolaos Apanomeritakis, Konstantinos Gouvalas, Stavros Tzortzis and Konstantinos Harisiadis are independent members, in the sense that they are not connected in any other manner to the Company except for their said participation in the BoD.

The Chairman of the BoD, Mr. Kon/nos Koskinas (Government Gazette 1500/8.12.00) represents the Company before courts and out of courts and before any authority. Moreover, he undertakes any powers assigned to him by the Board of Directors and executes all agreements of the Company approved by the Board of Directors.

The Managing Director of the Company is the supreme executive organ of the Company, in charge of all the operations of the Company, manages its work and takes the necessary decisions within the framework of the regulations governing the operation of the Company. The Managing Director is appointed for a five-year term following the public competition for the position, in accordance with article 7 of L. 2414/1996.

On 7 June 2001 the Managing Director Mr. Th. Sarris resigned from the positions of Managing Director and member of the Board of Directors of the Company. Pursuant to a decision of the Board of Director the duties of Managing Director are performed by the Chairman of the Board of Directors, Mr. K. Koskinas, until the selection of a replacement for the Managing Director.

In the financial year 2001, the remuneration paid by the Company to the members of the BoD for their duties amounted to GRD 91.3 million (€ 271 thousand) with the maximum remuneration being the amount of GRD 33.7 million (€ 99 thousand) and the minimum remuneration being the amount of GRD 4.8 million (€ 14 thousand). The above aggregate remuneration of the Members of Board of Directors is recorded in administration expenses.

The members of the BoD that are salaried employees of the Company are Messrs S. Spanidis and N. Pavlias, representatives of the Company's employees, who have received in aggregate for the financial year 2001 remuneration amounting to GRD 51.8 million (€ 152 thousand).

It should be noted that according to article 25 of the Articles of Association, it is forbidden to the members of the Board of Directors, the General Managers and the Managers of OPAP S.A. to undertake professionally, without the permission of the General Meeting, on their own behalf or on the behalf of third parties, acts similar to the purposes of OPAP S.A. or to be members of the Board of Directors, administrative executives, employees or representatives of companies with similar purposes to those pursued by OPAP S.A., as well as to participate as partners in companies that pursue such purposes. The members of the Board of Directors state that they are not shareholders nor do they have any administrative influence on other companies.
The Managing Director, as chairman, and the other managers constitute the Management Committee which acts on all issues assigned to it by the Board of Directors. Although formation of the Management Committee is explicitly provided by the Articles of Association of the Company, it has not been formed yet and no powers have been assigned to it.

Brief CVs of the Chairman of the Board of Directors and the Managing Director, as well as the senior executives of the company per department are outlined below.

Konstantinos Koskinas, son of Marinos, Chairman of the BoD – Managing Director

Konstantinos Koskinas, age 48, has served as Chairman of the Board of Directors since November 2000 and as Managing Director since June 2001. He holds a Bachelors' degree in Sociology from the University of Western Michigan and a Masters' degree. He earned a Ph.D. in sociology from the University of Alberta, in Canada. He is associate professor at Panteion University, director of the Center for Psycho-Sociological Research for the government of potential societies, and Secretary General of the Greek Sociologists Association. In addition, Mr. Koskinas is the Chairman of the Committee of Sports Betting, operating in the framework of the European Lotteries, member of the Board of Directors of the European Lotteries, member of the Legal Affairs Committee, related to issues of the legal protection of the European Lotteries, and member of the Committee Against Crime of the Ministry of Public Order. Finally, he has been a member of various scientific committees, such as the Scientific Council of the National Center of Public Administration, the Ministry of Defence Committee, and the National Leonardo Da Vinci Committee and others.

Nikolaos Tomaras, son of Anastasios, Legal Adviser - Head of the Legal Service

Mr. Nikolaos Tomaras, age 62, is the head of the Legal Service. He has been an employee of the Company since 1968, initially as the supervisor of the organisation's property bureau, afterwards in the Personnel Department as the head of temporary personnel and finally in the offset department of the organisation's Financial Department. Since 1987, he has served as the head of the Legal Service and Legal Adviser to OPAP S.A. generally involved in all legal - court issues that arise and particularly with respect to Labour Law. He holds a bachelor's degree from Panteion University and Athens Law School.

Christodoulos Tziallas, son of Demetrios, Manager of Personnel

Tziallas Christodoulos, age 65, is the Manager of Personnel. He has worked for OPAP since 1965 and has served as a director in the Departments of Financial Services, Property, Operations and Agency Network. During years 1983 - 1989 he was the Deputy Coordinating Director of OPAP. Moreover, he has served, either as chairman or member, in almost all our committees regarding, for example, the implementation of new games, the reformation of old games, as well as the business strategy for the development of the Organisation, the application of on-line connection between the agents outlets, and the automation of OPAP operations. He is a graduate of the University of Piraeus.

Michail Iliopoulos, son of Georgios, Manager of Finance, Production and Supply

Michail Iliopoulos, age 56, is Manager of Production and Supply and since 14 March 2001 he is also Manager of Finance. He has been with the company since 1974. Mr. Iliopoulos is a graduate from the University of Macedonia, Faculty of Business Administration. He also holds a diploma in Computer Programming and System Analysis from EL.KE.PA. (Greek Productivity Center).

Nikolaos Mourgis, son of Panagiotis, Manager of Operation

Nikolaos Mourgis, age 63, has been the Manager of Operation since 1999. He has been with OPAP since 1969, originally at the Macedonia Region, where he was responsible for the Agents Bureau. He has been supervisor in the productivity department, the competitions department and the IT Directorate. He graduated from the Athens University of Economics and Business.

Georgios Vlavianos, son of Demetrios, Manager of Property
Georgios Vlavianos, age 56, has been the Manager of Property since 1999. He has been with the OPAP since 1971. He has also served as supervisor of the warrants bureau and the pecuniary department of the finance department. Between 1993 and 1995 he was secretary general of the OPAP Employees Association. From 1988

until the present, he has served as chairman of the OPAP Employees Co-operative. He graduated from the Athens University of Economics and Business.

Dimitrios Kouskoumvekakis, son of Emmanuel, Manager of Agency Network

Dimitrios Kouskoumvekakis, age 59, has been the Manager of Agency Network since October 2000. He is an employee of OPAP since 1973 and has served as supervisor of our internal audit department, the press and public relations department and the accounting department. He is a graduate of the Faculty of Commerce of the Athens Economic University.

Panayiotis Pipis, son of Panayiotis, Manager of Information Technology

Panayiotis Pipis, age 40, has been the Manager of Information Technology since 1999. He has been with OPAP since 1988 and has served as a clerk at the IT department and as supervisor at the bureau of development and support for applications of the same department. He holds bachelors' degree from the School of Mathematics of the Aristoteleion University, Thessaloniki.

Charalampos Kavvadias, son of Spyridon, Manager of Financial Audit and Productivity

Charalampos Kavvadias, age 61, is the Manager of Financial Audit and Productivity. He has been with us since 1968 and has served in all the Departments of Production and Supply. He is a graduate of the Panteion University.

Ourania Mplouna, daughter of Vasileios, Manager of Press and Public Relations

Ourania Mplouna, age 58, is the Manager of Press and Public Relations. She has been with the Company since 1966 and has served in positions in almost every one of the Company's departments. She is a graduate of the Faculty of Political Sciences of Panteion University.

Pavlos Mpekiaris, son of Panagiotis, Manager responsible for Stihima

Pavlos Mpekiaris, age 53, is the Manager responsible for Stihima. He has been with the company since 1966, first as clerk and then as supervisor in the Department of Agency Network and the Department of Financial Audit and Productivity.

Konstantinos Ntokos, son of Andreas, Manager of the Macedonia Region

Konstantinos Ntokos, age 66, is the Manager of the Macedonia Region since 1996. Mr. Ntokos has been an employee of the Company since 1970. He has served as a bookkeeper, cashier and supervisor of the Finance Department. He holds a bachelors' degree in Economic and Political Sciences from Aristoteleion University.

The aggregate remunerations paid to the above executives of the Company for the financial year 2001, amounted to GRD 325 million (€ 955 thousand) with the highest remuneration being the amount of GRD 35 million (€ 103 thousand) and the lowest remuneration amounting to GRD 24 million (€ 72 thousand). During 2002 remuneration levels are expected to remain the same.

It should be noted that no family links of any degree exists between the members of the BoD and the managing executives of the Company. In addition no member of the Board of Directors or managing executive of OPAP S.A. has been condemned for dishonourable acts or financial crimes or was involved in outstanding court cases related to bankruptcy, criminal acts, nor prohibited from exercising:

- Business activities
- Stock Exchange Transactions
- The profession of investment consultant, bank and insurance agency management executive and issue underwriter, brokerage firm executive etc.

It should be noted that beyond the transactions mentioned above no other business relationship or transaction existed over the last three years and the current financial year between the managing bodies, the management and supervision bodies of OPAP S.A. with the Company itself.

The address of the members of the Company's Board of Directors is 2, Kolonou St., 104 37 Athens.

7.7 List of Persons who May Enter Into Transactions on Conditions

As defined in article 8 of decision no. 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission, the persons listed below may enter into transactions involving Company shares or derivative products on the Company shares, which are tradable on the Athens Derivatives Exchange, provided that these persons have previously submitted a relevant notification to the Board of Directors of the Company and the notification has been published in the Daily Price Bulletin of the Athens Stock Exchange the day prior to the transaction at the latest.

Name and Surname	Capacity
Hellenic Republic	Main Shareholder
K. Koskinas	Chairman of the BoD and Managing Director
N. Pavlias	Member of the BoD -OPAP Employee
S. Spanidis	Member of the BoD -OPAP Employee
M. Iliopoulos	Financial Manager
K. Tsilivis	Head of the Accounting Department
H. Kavvadias	Head of the Internal Audit Department
E. Magganas	Head of the Shareholders Service Department
E. Lambrou	Head of the Corporate Announcement Service
N .Tomaras	Head of Legal Service - Legal Adviser
G. Paraskevopoulos	Chartered Accountant
G. Deligiannis	Chartered Accountant

7.8 Participation of the Members of the BoD and the Main Shareholders in the Administration and/or the Share Capital of other Companies

The members of the Board of Directors of the Company state that they do not participate in the Board of Directors or the share capital of other companies (holding a percentage equal to or greater than 1%), nor do they exercises administrative influence, or have any other relationship with other companies.

It should be noted that the Hellenic Republic which is the main shareholder of OPAP S.A., holds also a large number of shares in Societes Anonymes, which are not however listed in the Annual Report, as their number is large.

7.9 Organisational Chart



Organisational Chart of OPAP S.A.
Board of Directors
Internal Audit
Managing Director
Legal Service
BoD Secretariat
General Manager
Macedonia Manager
Cyprus Branch
Administration
Business
Property
Agencies
IT
Press and Advertisement
Production
Betting
Macedonia Region
Administration Department
Business Department
Agency Department
Finance Department
IT
Personnel Department
Agency and Finance Department

7.10 Personnel

The personnel employed by OPAP S.A. falls under two employee categories. The permanent administrative employees fall under the first category and persons hired per day to meet the needs of on the day of the games fall under the second category.

Category	1999	2000	2001	
Average Number of Permanent Administrative Employees	248	247	243	
Average Number of Occasionally Employed Personnel	2,597	1,637	845*	
Total	**2,845**	**1,884**	**1,088**	
Amounts (Millions GRD)				(Thous. €)
Total Remuneration	5,706	4,940	6,554	19,234
Total Employer's Contributions – Compensations	1,223	1,596	1,479	4,340
Total Remuneration and Contributions	**6,929**	**6,536**	**8,033**	**23,574**

* On average approximately 290 persons are employed on a daily basis.

During the financial year 2001, the Company employed approximately 243 persons as permanent administrative personnel and 845 persons on an occasional basis in comparison with 247 and 1,637 persons correspondingly in 2000. Over the period 1999-2001, the number of persons employed occasionally was reduced by 67% (2,597 persons in 1999 in comparison with 845 in 2001). The largest part of the persons employed occasionally (a percentage exceeding 90%) is employed in activities that fall under the Department of Operations, Personnel and the Macedonia Region.

It must be emphasised that until 1999, all OPAP games were conducted off-line, leading to many persons being employed on an occasional basis. With the on-line connection of the agent outlets with the central IT system of OPAP S.A., the procedure of collecting and selecting the tickets was automated and the need to employ many individuals on an occasional basis no longer exists.

Therefore since September 2000 OPAP S.A. has employed in Athens and Thessaloniki approximately 800 employees on an occasional basis, in auxiliary tasks throughout all the phases for conducting and completing the games.

The Company enjoys excellent relations with its personnel. The working relations of the Company with the employees are regulated by the national, industry and Collective Work Agreements in effect.

The personnel of the Company enjoys additional insurance benefits and, in addition, is permanently insured in group life insurance programmes (see Section 6.6.8).

As at 31/12/2001, out of the 235 permanent employees of the Company, one holds a postgraduate degree, 38 hold bachelor degrees, 7 hold degrees of Higher Technical Schools, whilst the other 189 are graduates of obligatory and high school education.

	Number of Permanent	%
Bachelor Degree	39	17%
Higher Technical School Degree	7	3%
Other	189	80%
Total	**235**	**100%**

In the Company's Internal Regulation (Ministerial Decision 44002/1996 - Government Gazette 1151/96) 388 permanent positions are provided, whilst the number of permanent positions staffed as at 31/12/2001 amounted to 235, i.e. 61% are staffed. The Management of the Company has already initiated the necessary procedures for hiring 120 specialised employees.

8 ACCOUNTING INFORMATION OF COMPANY BUSINESS

8.1 Activity

OPAP S.A. operates in the sector of numerical lottery and sports betting games and the object of its activities is to organise, operate and conduct numerical lottery and sports betting games. During the 1999-2001 fiscal years the company ran the following games:

- PROPO,
- LOTTO,
- PROTO,
- PROPOGOAL
- JOKER and
- STIHIMA

During the same period the gaming revenues for OPAP S.A. amounted to GRD 1,319,449 million (€ 3.872.191 thousand), which are analysed per game as follows:

OPAP S.A. game sales, 1999 – 2001 (in million GRD)

Revenue Game	1999	1998 –1999 % percentage of change	2000	1999-2000 % percentage of change	2001 in million GRD	2001 € in thousands	2000-2001 % percentage of change	Total 1999 - 2001
PROPO	50,444	-9.2%	31,141	-38.3%	21,754	63,842	-30.1%	103,339
LOTTO	34,913	-30.8%	28,379	-18.7%	25,891	75,982	-8.8%	89,183
PROTO	17,140	-20.8%	15,096	-11.9%	17,817	52,288	18.0%	50,053
PROPOGOAL	3,050	-22.9%	1,367	-55.2%	769	2,257	-43.7%	5,186
JOKER	107,107	-2.8%	77,668	-27.5%	99,234	291,222	27.8%	284,009
STIHIMA	0	-	340,003	-	447,676	1,313,796	31.7%	787,679
TOTAL	**212,654**	**-12.1%**	**493,654**	**132.1%**	**613,141**	**1,799,386**	**24.2%**	**1,319,449**

During the fiscal year 2001, revenues showed an increase of 24% compared to 2000 and an increase of 188% compared to 1999, mainly due to the successful introduction of the STIHIMA game as well as the resurgence of the numerical lottery games JOKER and PROTO. In detail, the course of sales in each game was as follows:

- During the three-year period of 1999-2001 there was a 57% decrease in Company income from PROPO, with an average annual rate of change of -34%. The introduction of STIHIMA in 2000 and the absence of Greek professional football games from the PROPO tickets during the 2000-2001 season, contributed to low interest in the game.
- Sales of LOTTO for the three-year period 1999 - 2001 showed a decrease of 26%. This game was introduced in 1990 and after 11 years of operation, it has entered a phase of maturity with players turning to newer numerical lottery games of the Company. LOTTO is the Company's third biggest game, contributing 4% of revenues for the 2001 fiscal year.
- Sales of PROTO for the three-year period of 1999 - 2001 increased by 4%. The game was introduced in 1992 as an additional game on the LOTTO ticket, but it is now also played on the LOTTO, JOKER, PROPO and PROPOGOAL tickets, as well as on an independent PROTO ticket, resulting in an 18% increase of its sales in the fiscal year 2001 compared to 2000. However, it is not one of the more popular games, given that during the 2001 fiscal year, it contributed 2.9% to overall Company revenues.

- Sales of PROPOGOAL of the three-year period of 1999 - 2001 showed a 75% downturn. The game was introduced in 1996, however, the downslide of PROPO and the introduction of newer games have rendered PROPOGOAL a peripheral game. In the 2001 fiscal year it formed only 0.1% of total revenue.

- JOKER is the newest numerical lottery game run by the Company (it was introduced in 1997) and the most popular. During the 1999 fiscal year it was first as to contribution to Company revenues with a significant difference from the second game, however, the introduction of STIHIMA in 2000 made it lose significant ground. Sales of JOKER for the three-year period of 1999-2001 displayed a 7% downturn, however, during the fiscal year 2001 sales increased by 28% due to multiple JACKPOT rollovers, resulting in a contribution of 16% to the overall revenues.

- STIHIMA was introduced on the 28th January 2000 and was the first Company fixed odds betting game. Its widespread popularity led it quickly to take over first position, as regards its contribution to Company revenues (2000:69%, 2001:73%). During the fiscal year 2001, even in the absence of any major sporting event, sales of the game increased by 32% compared to the fiscal year 2000 (or 26% if January 2001 sales are not taken into consideration).

Overall Company revenues increased by 188% for the three-year period of 1999 - 2001.

SALES PER GAME 1999-2001



IN GRD MILLION
500.000
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
PROPO
LOTTO
PROTO
PROPO-GOAL
JOKER
STIHIMA
1999
2000
2001

The contribution of each individual game in the formulation of Company revenues appears on the following table:

Distribution of Company Revenues, 1999 – 2001

Contribution to Revenue	1999	2000	2001	1999-2001
PROPO	23.7%	6.3%	3.5%	7.8%
LOTTO	16.4%	5.7%	4.2%	6.8%
PROTO	8.1%	3.1%	2.9%	3.8%
PROPOGOAL	1.4%	0.3%	0.1%	0.4%
JOKER	50.4%	15.7%	16.2%	21.5%
STIHIMA	0.0%	68.9%	73.0%	59.7%
TOTAL	**100.0%**	**100.0%**	**100.0%**	**100.0%**


TURNOVER PER GAME 1999- 2001
100,0%
90,0%
80,0%
70,0%
60,0%
50,0%
40,0%
30,0%
20,0%
10,0%
0,0%
0,0%
50,4%
1,4%
8,1%
16,4%
23,7%
68,9%
15,7%
0,3%
3,1%
5,7%
6,3%
73,0%
16,2%
0,1%
2,9%
4,2%
3,5%
1999
2000
2001
STIHIMA
JOKER
PROPOGOAL
PROTO
LOTTO
PROPO

As further depicted in the diagram, the most important games for the Company for 2000 and 2001, i.e. the games that contribute more than 15% each to the Company's Revenues, were STIHIMA and JOKER.

8.2 Growth in Revenue – Earnings

The growth of annual Company revenues and earnings for the three-year period between1999-2001 is summarised in the following table:

	1999	2000	2001	2000 € in thousands	2001 € in thousands
Revenues	212,654.1	493,654	613,141	1,448,729	1,799,386
Less: Cost of Sales (1)	(39,977)	(92,999)	(118,453)	(272,926)	(347,623)
Payments to Lottery & Betting Winners	(98,366)	(293,455)	(353,266)	(861,204)	(1,036,732)
Gross Earnings (before amortisation and depreciation)	74,311	107,200	141,422	314,599	415,031
(% of revenue)	34.9%	21.7%	23.1%		
Plus: Other Operating Income	3,399	19,489	6,611	57,195	19,400
Total	77,711	126,689	148,032	371,794	434,431
Less: Administrative Expenses (1)	(3,379)	(3,719)	(5,202)	(10,913)	(15,266)
Distribution Costs (1)	(5,556)	(4,967)	(6,649)	(14,577)	(19,514)
Total Expenses	(8,935)	(8,686)	(11,851)	(25,490)	(34,780)
(% of revenue)	4.2%	1.8%	1.9%		
Profits from Operations (before amortisation and depreciation)	68,776	118,003	136,181	346,304	399,651
(% of revenue)	32.3%	23.9%	22.2%		
Plus: Extraordinary & Non-Operating Income	856	873	789	2,563	2,314
Extraordinary Earnings	43	74	440	216	1,292
Income from Prior Fiscal Years	0	0	57	0	167
Income from Provisions of Prior Fiscal Years	0	0	197	0	577
Less: Extraordinary & Non-Operating Expenses	(2,032)	(1,192)	(136)	(3,499)	(400)
Extraordinary Losses	(28)	0	0	0	0
Expenses from prior fiscal years	(95)	(62)	(37)	(182)	(109)
Earnings before Interest, Amortisation & Tax	67,520	117,695	137,491	345,401	403,494
(% of revenue)	31.8%	23.8%	22.4%		
Plus : Credit interest and similar income	7,587	7,573	2,927	22,226	8,589
Less : Debit interest and similar charges	(4,531)	(5,933)	(3,531)	(17,410)	(10,362)
Earnings before depreciation and amortisation & Tax	70,576	119,336	136,887	350,217	401,722
(% of revenue)	33.2%	24.2%	22.3%		
Less: Depreciation and Amortisation (Total)	(733)	(7,978)	(9,440)	(23,412)	(27,703)
Earnings Before Taxes	69,843	111,359	127,447	326,805	374,019
(% of revenue)	32.8%	22.6%	20.8%		
Less: Non-Operational Game Payouts (2)	(67,547)	(102,779)	0	(301,626)	0
Less: Taxes for the Fiscal Year & Other Taxes	0	(4,520)	(46,013)	(13,266)	(135,033)
Less: B.o.D. remuneration.	0	0	0	0	0
Earnings after Current Taxation, B.o.D. remuneration & Non-Operational Game Payouts	2,296	4,059	81,434	11,913	238,985
(% of revenue)	1.1%	0.8%	13.3%		
Less: Previous Years' Tax Differences	(351)	0	(594)(3)	0	(1,745)(3)
Earnings after Current Taxation, B.o.D. remuneration & Non-Operational Game Payouts and Previous Years' Tax Differences	1,944	4,059	80,840	11,913	237,241
(% of revenue)	0.9%	0.8%	13.2%		

(1) Before depreciation and amortisation included in Cost of Sales, Administration Expenses and Distribution Costs respectively.
(2) In the profit distribution table for this period, the item, "Other Non-Operational Game Payouts" concerns the participation of agencies in the income from the games, in accordance with the laws that governs the conduct of each game.
(3) In the current fiscal year 2001, with the submission of income tax returns for the fiscal year 2000, certain items regarding reserves that are tax-exempt and taxable in a special manner were amended in accordance with the provisions of L. 2238/1994, consequently creating a debit difference with their settlement of GRD 594,488,663, which appears in the distribution table under the item "Previous Year's Tax Differences".

Revenues – Gross Profit Margin

Company revenues for the fiscal year 2001 showed a 24% increase compared to 2000, reaching a level of GRD 613,141 million (€ 1,799,386 thousand) compared to GRD 493,654 million (€ 1.448.729 thousand), due to enhanced player interest in STIHIMA, JOKER and PROTO. It is noteworthy that during the 1999 - 2001 period revenues increased by 188%, affirming that the company is on a path of dynamic growth over the last three years.

The cost of sales once depreciation and amortisation and payments to winners of games of chance were deducted, came to 76.9% of revenues, resulting in a gross profit margin of 23.1% compared to 21.7% for the 2000 fiscal year. The increased profit margin is due to the fact that in 2001, the second year that STIHIMA was in operation, payments to winning players were slightly down (2000:71.4%, 2001:66.6%).

Payments to numerical lottery and sports betting winners

	2000		2001	
	Amounts in million GRD	**% of net income from game***	**Amounts in million GRD**	**% of net income from game***
PROPO	13,075	47.7%	9,334	48.8%
LOTTO	10,739	43.0%	10,253	45.0%
PROTO	7,566	57.0%	9,407	60.0%
PROPOGOAL	531	44.1%	305	45.1%
JOKER	38,057	55.7%	49,617	56.8%
STIHIMA	223,487	71.4%	274,351	66.6%
TOTAL	**293,455**	**65.%**	**353,266**	**63.4%**

* The net income is the revenues less the agents' commissions

During the 2001 fiscal year, the Company's cost of sales (before depreciation and amortisation) are analysed as follows:

Category of Cost - Fiscal Year 2001	Amount (in million GRD)	Amount (€ in thousands)	Percentage
Agent Commissions	55,670	163,374	47.0%
Commission for STIHIMA operators	45,728	134,198	38.6%
Outflows to Third Parties (Greek Professional Football Association, Republic of Cyprus)	4,409	12,939	3.7%
Employee remuneration and expenses	4,094	12,014	3.5%
Expenses for I.T.	2,249	6,600	1.9%
Expenses for machinery and technical installation	1,741	5,109	1.5%
Provisions for extraordinary risks	1,600	4,696	1.4%
Consumables	879	2,579	0.7%
Operation costs of Cyprus Branch	698	2,048	0.6%
Other Remuneration and third party expenses	445	1,306	0.4%
Other Third Party Benefits	379	1,112	0.3%
Provisions for employee compensation	280	823	0.2%
Other expenses	258	757	0.2%
Provisions for bad debt	15	44	0.0%
Taxes - Duties	8	23	0.0%
TOTAL	**118,453**	**347,623**	**100.0%**

The agents' commissions are the biggest single cost item for the Company, forming 47% of the total cost of sales before depreciation and amortisation. Agent commissions were at a level of 12% on the gross income from Company games, except for the betting commission on the gross income from STIHIMA, that is 8%.

Due to the large contribution of STIHIMA to the overall revenues of OPAP S.A. (2001:73%), the cost of its organisation, support and conduct of the game (which includes the cost of promotion and advertising) made up 38.6% of the cost of sales.

During the fiscal year 2001 the cost of sales came to include the payouts to the Republic of Cyprus Asset Fund which were GRD 4,505 million (€ 13,221 thousand), in contrast to previous fiscal years where these were included in the profit distribution tables and specifically through the account "Other Non-Operational Game Payouts". According to the international agreement signed on the 25th January 2001 between the Republics of Greece and Cyprus, the amounts earned by the conduct of Company games in Cyprus following the deduction of agent commissions and profits paid to winners, are paid at the end of each month to the Republic of Cyprus Asset Fund.
It is worth noting that procedures for re-negotiating the existing international agreement have commenced .

Payments to the Greek Professional Football Association were GRD 602 million (€ 1,767 thousand), i.e. 8% of the income from PROPO and PROPOGOAL after subtracting agent commissions. It must be noted that from the 2000-2001 season, OPAP S.A. did not include Greek games on the PROPO and PROPOGOAL tickets, and in consequence did not pay any amounts to Greek Professional Football Association during this time.

The distribution of the revenues from the games to third parties is set out in section 6.3.3. "Revenues Analysis - Development"

Other Operating Income

Other Operating Income	Amount in million GRD	Amount € in thousands
Income by covered earnings distribution by the operator	5,745	16,859
Other income from supplying services to third parties	517	1,518
Rental Income from Buildings	293	860
Subsidies and various income from sales	53	154
Sales of reserves and useless materials	3	9
TOTAL	**6,611**	**19,400**

Income by covered earnings distribution by the operator of GRD 5,745 million (€ 16,859 thousand), concern earning distributed to winners that exceed the 60% of earnings on STIHIMA and make up an equal claim by the Company from the operating company, that is included in the Sight and Time Deposits under E2. "Income Receivables".

The other income of offering services to third parties, i.e. GRD 517 million (€ 1,518 thousand), refers to income from seconding Company employees to the General Secretariat of Athletics, which in return for their services pays OPAP S.A. the cost of their employment.

Administrative Expenses and Distribution Costs

Company administrative expenses (before depreciation and amortisation) for 2001 are as follows:

Expenses by Type (Fiscal Year 2001)	Amount (in million GRD)	Amount (€ in thousands)	Percentage
Employee remuneration and expenses	3,636	10,671	69.9%
Remuneration and expenses of third parties	311	912	6.0%
Third Party Outflows	547	1,604	10.5%
Taxes - Duties	13	39	0.2%
Various Expenses	309	907	5.9%
Provisions for Employee Compensation	386	1,132	7.4%
Administrative Expenses	**5,202**	**15,266**	**100.0%**

Company Administrative Expenses (before depreciation and amortisation) during 2001 were as follows:

Cost by category (Fiscal Year 2001)	Amount (in million GRD)	Amount (€ in thousands)	Percentage of total
Employee remuneration and expenses	303	889	4.6%
Compensation and expenses of third parties	9	27	0.1%
Third party supplies	63	184	0.9%
Taxes - Duties	4	12	0.1%
Various Expenses	6,236	18,300	93.8%
Provisions for Employee Compensation	35	103	0.5%
Distribution Costs	**6,649**	**19,514**	**100.0%**

The various Administrative Expenses reached a level of GRD 6,236 million (€ 18,300 thousand) and are mainly connected to the company's advertising expenditure, which is a significant parameter of its operational activity.

Credit Interest

Credit Interest	Total in million GRD	Total € in thousands
Interest from deposits in bank accounts	2,709	7,951
Interest from accounts in Cyprus	133	389
Interest from loans to Company employees	36	105
Other Interest Income	49	144
TOTAL	**2,927**	**8,589**

Interest income for the fiscal year 2001 GRD 2,927 million (€ 8,589 thousand) showed a 61% decrease compared to 2000 (GRD 7,573 million- € 22,226 thousand). Up to the 2000 fiscal year a significant amount of the interest income came from the interest on loans that OPAP S.A. had concluded on behalf of the Ministry of Culture and the General Secretariat of Athletics, as well as for prepayments that OPAP S.A. provided from time to time to the General Secretariat of Athletics OPAP S.A. was responsible for payment of the loans in question and consequently for the payment of the debit interest on these, but simultaneously charged the above-mentioned state-entities with equal credit interest. During the 2000 fiscal year OPAP S.A. collected GRD 5,077 million (€ 14,900 thousand) in credit interest from the aforementioned state entities.

Under the concession contract for the rights of the games dated December 2000, a portion of the cost of the concession was offset against the claims of OPAP S.A. against the Hellenic Republic under the loans that had been concluded on behalf of state entities and certain cash facilities to the General Secretariat of Athletics and consequently these state entities were no longer under any obligations to pay credit interest to the Company.

OПAП A.E.

Non-recurring and Non-Operational Income and Expenses

The non-recurring results are set out in detail as follows:

Extraordinary Results (Fiscal Year 2001)	in million GRD	€ in thousands
A. Non-recurring Income		
Credit Exchange Differences	631	1,851
Subsidies corresponding to fiscal year	400	1,174
Discounts for taxes and duties fully repaid in a single payment	154	453
Income from provisions of previous fiscal years	197	577
Income from previous fiscal years	57	167
Other Non-recurring and Non-Operating Results	44	129
Total Non-recurring Income	**1,483**	**4,351**
B. Non-recurring Expenses		
Debit Exchange Differences (Cyprus Pounds)	92	271
Other Non-recurring and Non-Operating Expenses	44	128
Expenses from previous fiscal years	37	109
Total Non-recurring Expenses	**173**	**508**
Non-recurring Results (A – B)	**1,309**	**3,843**

The credit exchange differences amounting to GRD 631 million (€ 1,851 thousand) arose during the fiscal year 2001 from the valuation of bank accounts in Cypriot pounds and U.S.D.

Funds of GRD 400 million (€ 1,174 thousand) were supplied by the Hellenic Republic in order for OPAP S.A. to cover part of the expenses made in order for the public offering and the listing of the Company's shares on the Main market of the Athens Stock Exchange in April 2001.

Depreciation

The analysis of depreciation on operating expenses of the three-year period of 1999 – 2001 appears on the following table.

Analysis of depreciation (in million GRD)	1999	2000	2001	2000 (thousand €)	2001 (thousand €)
Depreciation on Cost of Sales	619	7,237	8,647	21,238	25,377
Depreciation on Administrative Expenses	108	684	732	2.007	2,147
Depreciation on Distribution Cost	6	57	61	167	179
Total Depreciation	**733**	**7,978**	**9,440**	**23,412**	27,703

The significant increase of amortisation over the fiscal years 2000 and 2001 is due to the partial (1/20) amortisation by GRD 5,500 million (€ 16,141 thousand) of the consideration of the concession of the exclusive rights to run numerical lottery and sports betting games, that totals GRD 110,000 million (€ 322,817 thousand).
During the fiscal year 2001, amortisation increased by 18% from GRD 7,978 (€ 23,412 thousand) to GRD 9,440 (€ 27,703 thousand), mainly due to the amortisation of the entire cost of listing on the A.S.E. that amounted to GRD 1,272 million (€ 3,737 thousand), which were accounted for in amortisation of other long-term expenses resulting in equal debits in the results of that fiscal year.

Earnings Before Taxes

OPAP S.A. pre-tax earnings showed a 14,4% increase in the fiscal year 2001, compared to the fiscal year 2000 and amounted to GRD 127,447 million (€ 374,019 thousand) compared to GRD 111,359 million (€ 326,805 thousand) in 2000 and GRD 69,843 million (€ 204,969 thousand) in 1999. The rise in profitability during 2001 was mainly due to a 24% increase in revenues and an improvement in the gross profit margin from 21.7% in 2000 to 23.1% in 2001.

Other Non-Operational Game Payouts

On the basis of article 27 of L.2843/2000, on the 1st January 2001 all direct or indirect subsidies to state or private entities were terminated, except for those paid to the Greek Professional Football Association, the Football *Societes Anonymes* and the Republic of Cyprus Asset Fund, which were included in the cost of sales for the fiscal year 2001.

Consequently for the fiscal year 2001 the "Other Non-Operational Game Payouts" were zero, compared to GRD 102,779 million (€ 301,626 thousand) in 2000.

Earnings after Current Taxes, B.o.D. remuneration and Other Non-Operational Game Payouts

Earnings after current taxes, B.o.D. remuneration and other non-operational game payouts increased by 1,906% in the fiscal year 2001 over those of the fiscal year 2000, amounting to GRD 81,434 million (€ 238,985 thousand) compared with GRD 4,059 million (€ 11,913 thousand) in 2000 and GRD 2,296 million (€ 6,737 thousand) in 1999. This significant increase in the profits for distribution during the fiscal year 2001 is due to increases in the Company's operating profits and to the termination of the subsidies.

8.3 Financing Costs

The Company's Financing Costs during the three-year period being examined are set out below:

FINANCING COSTS (in million GRD)	1999	2000	2001	2000 (thousand €)	2001 (thousand €)
Interest on long-term loans	4,380	5,910	3,517	17,344	10,321
Other banking costs	150	23	14	68	41
TOTAL	**4,530**	**5,933**	**3,531**	**17,411**	**10,362**

The interest on long-term loans is a result of the long-term loans concluded on behalf of the Ministry of Culture and the General Secretariat of Athletics.

Up to the offset of the GRD 110,000 million (€ 322,817 thousand) cost of the concession of exclusive rights of numerical lotteries and sports betting games by the Hellenic Republic with the claims against state entities for outstanding loans concluded by the Company on their behalf, interest payments on these loans were not subtracted from earnings, given that equal amounts were credited as Company income given that these entities were charged with interest equal to the amounts paid.

Following the aforementioned offset which took place on the 30th September 2000, OPAP S.A. is now fully responsible for paying off the long-term loans that were undertaken for third parties and the interest paid on these appear as debits in the Company's annual accounts.

Given the high levels of company cash flow, no additional loans were concluded in order to finance investments of GRD 782 million (€ 2,294 thousand) made during the fiscal year 2001. Existing loans are being repaid smoothly and consequently during the fiscal year 2001, financing costs fell by 40% due to the diminishing balance due.

8.4 Distribution of Earnings before depreciation and amortisation

For the three year period 1999-2001, the earnings before tax and amortisation were distributed as follows:

DISTRIBUTION OF EARNINGS BEFORE DEPRECIATION AND AMORTIZATION (in million GRD)							
FISCAL YEAR	1999	2000	2001	1999-2001	2000 (thousand €)	2001 (thousand €)	1999-2001 (%)
Earnings Before Taxes, Depreciation and Amortization	70,576	119,336	136,887	326,799	350,217	401,722	
TOTAL FOR APPROPRIATION	**70,576**	**119,336**	**136,887**	**326,799**	**350,217**	**401,722**	100%
Depreciation and Amortization	733	7,978	9,440	18,151	23,412	27,703	5.6%
Other Non-Operational Game Payouts	67,547	102,779	0	170,326	301,626	0	52.1%
Taxes for the Fiscal Year	0	4,520	46,013	50,533	13,266	135,033	15.5%
Previous Year's Tax Differences	351	0	594	945	0	1,745	0.3%
B.o.D. Remuneration	0	0	0	0	0	0	0.0%
Regular Reserve	0	257	4,123	4,380	755	12,099	1.3%
Extraordinary Reserve	221	1,814	11,558	13,593	5,323	33,919	4.2%
Dividends	0	1,914	65,243	67,157	5,617	191,468	20.5%
Profits Carried Forward	1,723	74	(83)	1,714	218	(245)	0.5%
TOTAL	**70,576**	**119,336**	**136,887**	**326,799**	**350,217**	**401,722**	100%

Subsidies to state and social entities were the main destination for profit distribution before depreciation and amortisation during the two year period 1999 – 2000 as may also be seen in the above diagram. Moreover, in accordance with P.D. 228/1999 (G.G. A' 193/21.9.1999) the object of the company, inter alia, was to grant financial support, subsidies and grants to sporting, cultural and social entities.

However, in accordance with article 27 of L.2843/2000 from 1st January 2001 the payment of any subsidy, whether direct or indirect, by the Company to any entity whether public or private stopped, with the exception of the payment to Greek Professional Football Association and the Football *Societes Anonymes* in accordance with article 102 of L. 2725/1999. Furthermore, in accordance with the relevant international agreement between the Hellenic Republic and the Republic of Cyprus, the regime of granting subsidies to the Republic of Cyprus Asset Fund was retained.

Consequently during the 2001 fiscal year, due to the non-payment of subsidies, OPAP S.A. significantly increased its profits for distribution and decided to distribute a dividend of GRD 65,243 million (€ 191,468 thousand), i.e. of 48% of the earnings before depreciation and amortisation for the fiscal year.

8.5 Analysis of the Financial Statement

The following table summarises the development of the Company's financial statement (Balance Sheet) for the period 1999-2001.

BALANCE SHEETS	(in million GRD)			(€ in thousands)	
ASSETS	**1999**	**2000**	**2001**	**2000**	**2001**
Formation Expenses	1,911	1,013	2,478	2,972	**7,272**
Less: Accrued Depreciation and Amortization	(1,274)	(276)	(1,860)	(811)	**(5,458)**
Unamortized Formation Expenses	**638**	**736**	**618**	**2,161**	**1,814**
Intangible Assets	0	110,000	110,000	322,817	322,817
Less: Accrued Depreciation and Amortization	0	(5,500)	(11,000)	(16,141)	(32,282)
Unamortized Intangible Assets	**0**	**104,500**	**99,000**	**306,676**	290,536
Tangible Fixed Assets	26,738	11,671	12,259	34,250	35,977
Less: Accrued Depreciation	(16,139)	(2,201)	(4,538)	(6,460)	(13,316)
Undepreciated Tangible Assets	**10,599**	**9,470**	7,722	**27,791**	22,661
Participations in Allied and/or other Enterprises	0	0	0	0	0
Other Long-Term Receivables	49,942	1,568	2,424	4,602	7,113
Total Non-Current Assets	**60,541**	**115,538**	**109,145**	**339,069**	**320,309**
Reserves	552	608	425	1,785	1,246
Clients-Notes & Cheques Receivable	0	0	0	0	0
Short-Term Portion of Long-Term Receivables	6,607	553	99	1,622	290
Doubtful – Contested Trade & Debts	526	446	702	1,310	2,061
Other Debtors	4,042	2,790	27,850	8,187	81,730
Pre-payment and credit management account	4,717	7,479	4,634	21,949	13,598
Securities	6,000	0	0	0	0
Cash and Cash equivalents	29,349	51,077	126,703	149,896	371,837
Total Current Assets	**51,793**	**62,953**	**160,412**	**184,748**	**470,762**
Memo Accounts	249	19,511	5,981	57,259	17,552
TOTAL ASSETS	**113,221**	**198,738**	**276,157**	**583,237**	**810,437**
SHAREHOLDER'S EQUITY AND LIABILITIES	**1999**	**2000**	**2001**	**2000**	**2001**
Share Capital	10,000	31,900	32,610	93,617	95,700
Amounts to be Capitalised	0	0	0	0	0
Differences from adjustment of asset value	1,510	0		0	0
Fair Value Gains on Assets			0		
Investment Financing	0	0	0	0	0
Reserves	959	2,954	18,983	8,670	55,709
Retained Earnings	10,403	87	3	255	10
Total Shareholder's Equity	**22,872**	**34,941**	**51,596**	**102,542**	**151,419**
Provisions	1,843	1,889	4,125	5,544	12,107
LONG TERM LIABILITIES					
Long-Term Bank Liabilities	41,285	55,535	42,725	162,980	125,385
Other Long-Term Liabilities	426	13,561	1,221	39,796	3,582
Total Long-Term Liabilities	**41,711**	**69,096**	**43,946**	**202,776**	**128,968**
SHORT-TERM LIABILITIES					
Suppliers	1,372	4,795	4,712	14,071	13,828
Banks	0	0	0	0	0
Advances from Clients	0	0	0	0	0
Tax-Duties	12,513	12,557	75,274	36,852	220,908
Social Security	90	230	168	674	493
Short-term portion of long-term liabilities	3,575	23,720	25,780	69,611	75,657
Dividends Payable	0	1,914	46,741	5,617	137,170
Other Creditors	29,008	49,223	23,799	144,456	69,843
Total Short-Term Liabilities	**46,558**	**92,439**	**176,474**	**271,281**	**517,899**
Total Liabilities	**88,269**	**161,535**	**220,420**	**474,057**	**646,867**
Memo Accounts	237	373	16	1,094	45
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**113,221**	**198,738**	**276,157**	**583,237**	**810,437**

Formation Expenses

Unamortized formation expenses amounted to GRD 618 million (€ 1,814 thousand) on the 31/12/2001 and may be analysed as follows:

Analysis of Formation Expenses	(in million GRD)	(€ in thousands)
Expenses for Formation and 1st Installation	103	304
Software Programmes for Computerisation Systems	1,098	3,223
Expenses associated with listing on the Athens Stock Exchange	1,272	3,734
Research and Development Expenses	4	10
Expenses for Share Capital Increase	1	2
Total Formation Expenses	**2,478**	**7,272**
(Less) Amortisation	(1,860)	(5.458)
Unamortized Formation Expenses	**618**	**1,814**

It is a standard policy of the Company to amortise the cost of formation and multiyear amortisations in equal sections over five years (20%) while software programmes are amortised with a 30% coefficient. During the fiscal year 2001, the Company amortised the total amount of expenditure for listing on the A.S.E., GRD 1,272 million (€ 3,734 thousand) and therefore revenues for the fiscal year bore this debit.

Intangible Assets

The remainder of the account, amounting to GRD 99,000 million (€ 290,536 thousand) concerns the unamortised segment of the consideration for the exclusive concession to operate games of chance granted by the Hellenic Republic, amounting to GRD 110,000 million (€ 322,817 thousand). This concession was granted by an agreement between the Company and the Hellenic Republic executed on the 15th December 2000. The concession contract has a 20-year duration and ends on the 12th October 2020.

The concession rights for the games are amortised in equal annual amounts with 5% annual amortisation, over the period of their productive utilisation, i.e. 20 years.

Tangible Assets

During 2001 Tangible Assets amounted to GRD 12,259 million (€ 35,977 thousand) presenting a 5% increase compared to 2000, while their non-depreciated value was GRD 7,722 million (€ 22,661 thousand). During the fiscal year 2001, the Company calculated depreciation on the purchase value of fixed assets, on the basis of depreciation coefficients set by P.D. 100/98.An analysis of Tangible Assets may be found in detail in section 6.6.

Long-term receivables - Participations

The remainder of the Company's long-term receivables amounts to GRD 2,424 million (€ 7,113 thousand) on the 31/12/2001 and is detailed as follows:

Analysis of Long-Term Receivables (in million GRD)		(€ in thousands)
Guarantees and Real Securities	27	80
Advance on retirement benefits in accordance with Article 32 of the Collective Labour Agreement	1,327	3,894
Mortgage house loans given to OPAP staff	1,070	3,139
Participations & other Long-term receivables	**2,424**	7,113

Staff who have completed 17.5 years of actual service, irrespective of additional time of service to the Company, are entitled to draw an interest-bearing (2% annually) Advance, equal to half the compensation to which they would be entitled on the date of the Advance, if having completing 35 years of employment, less the corresponding tax and is valid on the date of withdrawal of the Advance. The advance is set off against the final entitlement on the year of the employee's retirement.

The repayment of the 25-year term mortgage house loans is accomplished through the monthly salary payments of the employees.

OPAP S.A. does not participate in the share capital of other companies.

Inventory

The value of the Company inventories is GRD 425 million (€ 1,246 thousand) on the 31.12.2001 and is further analysed as follows:

Analysis of Inventories (in million GRD)		(€ in thousands)
Raw and other printing materials Inventory	143	418
Printing Consumables	92	270
Down payment for the purchase of inventory	190	558
Inventory	**425**	1,246

The purchased items on inventory were valued at the purchase price as at the end of the fiscal year.

Receivables

Company receivables amounted to GRD 33,284 million (€ 97,679 thousand) in 2001 compared to GRD 11,268 million (€ 33,067 thousand) in 2000 and may be analysed as in the following table:

Breakdown of Receivables (in million GRD)		(€ in thousands)
Current portion of long-term receivables	99	290
Bad – Contested clients and other debtors	2,189	6,425
Less (Provisions for bad debt)	(1,487)	(4,364)
Other debtors	27,850	81,730
Advances and Credits to account for	4,634	13,598
Total	**33,284**	**97,679**

The current portion of long-term receivables mainly concern loans (mortgages or prepayments) and Advances on retirement compensation towards Company personnel.

Bad and Contested clients concern late payment of debts owed by OPAP agents, which on the 31 /12/2001 came to 2,189 million (€ 6,425 thousand), compared to GRD 2,050 million (€ 6,015 thousand) in 31/12/2000. The bad balances of agents are mainly due to doubtful claims that arose from the operation of the STIHIMA during the fiscal year 2000.

During the fiscal year 2001, bad debts amounting to GRD 159 million (€ 467 thousand) were collected from agents, while additional bad debts amounting to GRD 299 million (€ 876 thousand) were created. This resulted on 31/12/2001 in a balance of GRD 2,189 million (€ 6,425 thousand) in the account "Bad-Contested Clients and Other Debtors". In order to cover the additional bad debt, the Company formed a corresponding provision of GRD 285 million. (€ 836 thousand), which is included in under Liabilities B2. "Other Provisions" amounting to GRD 1,700 million (€ 4,989 thousand).

In order to minimise possible bad debts, the Company obliges agents whose net earnings, i.e. earnings after the payment of prize payouts to winners, per each accounting period (each week contains two accounting periods), exceed the amount of GRD 10 million (€ 29 thousand), to deposit with the Company a letter of guarantee for or cash of equal value to the excess amount. Furthermore, bad debts of agents may be set off against obligations to them from guarantees, interest on guarantees as well as agent fines.

The account "Provisions" amounting to GRD 1,487 million (€ 4,364 thousand) that appears as a decrease under "Bad – contested clients and debtors" showed a 7% decrease compared to the corresponding provisions for the fiscal year 2000 which amounted to GRD 1,603 million (€ 4,706 thousand).

The change is due to the additional entry as non-current income of provisions for defaulting agents amounting to GRD 132 million (€ 386 thousand) for 2000 (as certain agents paid up part of their debt during the fiscal year 2001), as well as due to the entry of an additional provision for bad debt from agents amounting to GRD 15 million (€ 44 thousand).

The remaining item recorded as "Other Debtors" amounts to GRD 27,850 million (€ 81,730 thousand) and is analysed as follows:

Other Debtors	**(in million GRD)**	**(€ in thousands)**
Hellenic Republic - Prepayment of income tax for 2002	25,290	74,220
Hellenic Republic – Tax credit on capital duty	100	293
Agent Debts	1,629	4,781
Loans and facilities to O.P.A.P. S.A. staff	465	1,365
Remaining Debtors	366	1,074
Total	**27,850**	**81,730**

The account "Agent Debts" amounting to GRD 1.629 million (€ 4.781 thousand) concerns agent debts that are not settled within the set deadline. If an agent does not settle his debt, which arises from an invoicing issued within the deadline, then his debt is recorded in the account in question in order to be settled at the next invoicing. In the event that the agent does not settle his debt at the next invoicing, then there is either an interest-bearing settlement, or collaboration with the agent in question ceases and the balance is moved to agents' bad balances.

The increase of the remaining debts of agents from GRD 339 million (€ 995 thousand) on 31/12/2000 to GRD 1.629 million (€ 4,781 thousand) on 31/12/2001 is mainly accounted for by the increase of transactions of STIHIMA and to the settlement of agent debt repayments bearing interest. It should be noted that agent debts from the fiscal year 2000 appear under "Advances and Credits to Account For/Prepayment and Credit Management Accounts".

Advances and Credits to account for /Prepayment and Credit Management Accounts:

Breakdown of Advances and Credits to Account For/Prepayment and Credit Management Accounts **(in million GRD)**		**(€ in thousands)**
Debit returns - Agent Returns Greece	4,357	12,786
Gross Returns from games in Cyprus	154	451
"Allilegii" (Solidarity) Association of O.P.A.P. employees	61	180
Other Current Accounts	62	182
Total	**4,634**	**13,598**

The managerial claims of the Company against its employees and agents that derive from payments of sums based on performance, i.e. for the performance of certain work on behalf of the Company, are monitored under "Advances and Credits to account for".

The remainder of debit returns of GRD 4,357 million (€ 12,786 thousand) refer to the OPAP S.A. receivables from agents which arise from the settlements of invoices. The account is credited on issue of the invoice. In case certain agents delay in paying their debt or portion of their dept, the Company "locks down" their agent machines, which is re-set in operation immediately after the debt is repaid.

The balance of the account "Gross Returns from games in Cyprus" amounting to GRD 154 million (€ 451 thousand), refers to the total returns on games that took place in Cyprus. The account is charged upon the completion of each competition with the total returns effected. Upon publication of the settlement the account is credited and closes. The balance is set off against payments undertaken by the agents with the commission to which they are entitled.

Cash at bank and in hand

The remainder of cash in hand amounted to GRD 126,703 million (€ 371,837 thousand) at the end of the fiscal year 2001 compared to GRD 51,077 million (€ 149,896 thousand) presenting a 148% increase compared to 2000. On 31/12/2001 the company maintained sight and time deposits totalling GRD 126,588 million (€ 371,499 thousand). The significant increase of cash at bank and in hand during the 2001 fiscal year is due, on the one hand to the increase of operating profits and on the other hand to the termination of subsidies, which resulted in OPAP S.A. not been obliged to pay all its profits to state-entities. On the contrary, the distribution of dividends is the main means of earnings distribution for the company (see the relevant table in sub-paragraph 8.4 "Distribution of earnings before depreciation and amortisation").

Income Receivables

On 31/12/2001 the remainder of the account amounting to GRD 5,981 million (€ 17,552 thousand) mainly concerned accrued income amounting to GRD 5,745 million (€ 16,859 thousand) from the joint venture of companies participating in the organisation of the fixed odds betting game STIHIMA. The calculation of accrued income, which appears in the Income Statements as "Other Operating Income", is based on the agreement executed between the Company and the joint venture. On the basis of this agreement, if more than 60% of income is distributed to winners of STIHIMA, the joint venture must cover the difference between the 60% of income and the amount that was distributed to the winners, by paying such to OPAP S.A.
OPAP S.A. calculated the relevant amount on the basis of its data for the period of February 1st to December 31st 2001. The amount payable was finally set on the 31st January 2002 at GRD 4,350 million (€ 12,766 thousand).
The income receivables for that fiscal year include a further GRD 236 million (€ 693 thousand) that concern accrued interest earned from bank accounts.

Share Capital – Shareholders' Equity

On 31/12/2001 the share capital amounted to GRD 32,610 million (€ 95,700 thousand) divided into 319,000,000 common registered shares with a nominal value of GRD 102.225 (€ 0.30) each.
Further to a decision of the First Annual General Meeting of Shareholders on the 26/6/2001 and in accordance with the provisions of L.2842/2000, in order to convert its share capital to Euros, OPAP S.A. increased this to GRD 709,775,000 while simultaneously raising the nominal value of each share from GRD 100 to GRD 102.225. This increase in the Company's share capital arose from the capitalisation of reserves from untaxed income amounting to GRD 709,775,000. Thus the Company's share capital was increased to GRD 32,609,775,000 or € 95,700,000.

The Company Shareholders' Equity on 31/12/2001 amounted to GRD 51,596 million (€ 151,419 thousand) compared to GRD 34,941 million (€ 102,542 thousand) on 31/12/2000. This significant 48% rise was mainly due to the formation of a regular and extraordinary reserve of GRD 14,923 million (€ 43,794 thousand).

Provisions

On the 31st December 2001 the amount of provisions was GRD 4,125 million (€ 12,107 thousand) and may be analysed as follows:

Provisions	In million GRD	€ in thousands
Provision for staff compensation due to retirement	2,425	7,118
Provisions to cover extraordinary risks	1,600	4,696
Other provisions.	100	293
Total	**4,125**	**12,107**

With respect to calculation of the provision for staff compensation due to retirement, it should be noted that on the basis of the Collective Labour Agreement currently in force, employee compensation due to any form of retirement and following the completion of one year's service with O.P.A.P. S.A. is calculated on the basis of their monthly salary (basic salary increased by additional compensation, allowances etc.).

Every employee is entitled to retirement compensation equal to a month's salary for each year of employment up to 35 salaries. The above provision was calculated on the basis of 40% of the total compensation to which every employee is entitled, in accordance with article 42 par. 14 of L. 2190/1920.

The provision to cover extraordinary risks, amounting to GRD 1,600 million (€ 4,696 thousand) is analysed as follows:

Provisions to Cover Extraordinary Risks	In million GRD	€ in thousands
Provisions for payments to winners of STIHIMA	1,200	3,522
Uncollected agent balances	285	836
Other extraordinary risks	115	337
Total	**1,600**	**4,696**

The provision of GRD 1,200 million (€ 3,522 thousand) concerns the future payment of game winners, for the betting game of STIHIMA. Certain bets during the 2001 fiscal year concern sporting events that will take place in 2002, and consequently the Company has collected the price of those bets and in 2002, when the respective sporting events take place, must pay the winners their gains. In order not to overestimate the returns of the 2001 fiscal year, the Company has formed a provision for these payments amounting to GRD 1,200 million (€ 3,522 thousand) debited from the year's earnings.

The provision of GRD 285 million (€ 836 thousand) was formed to cover possible uncollected balances from agents, that were formed during the fiscal year 2001 (see section 8.5 "Receivables").

Long-Term Liabilities

The Company's Long-Term Liabilities on the 31st December 2001 may be analysed as follows:

Breakdown of Long-Term Liabilities (in million GRD)		(€ in thousands)
Bank Loans	42,725	125,385
Agent Guarantees	696	2,042
Reserve from Agent Fines	255	749
Reserve from Interest on Agent Guarantees	122	357
Cash Guarantees from Agents	110	322
Other Long-Term Liabilities	38	112
Total Long-Term Liability	**43,946**	**128,968**

The guarantee paid in by agents in the beginning of their operations is recorded under the account "Agent Guarantees". As provided for by the "Regulation of Agent Rights and Obligations", the guarantee paid in by each agent is at the Company's disposal and in aggregate forms a joint-liability account for the security of OPAP S.A. in case an agent defaults. In case of a debt by an agent for any cause, the Company is entitled to withdraw the amount of the debt from the joint account. Any amounts received from that agent's debts will be deposited by the Company in the common Guaranteeing account.

The amount of the guarantee increased in the fiscal year 2001 from GRD 30,000 (€ 88) to GRD 200,000 (€ 587) and is paid in instalments by both the new and the old agents. Once the payment of guarantees by agents is complete the balance of this particular account is expected to amount to GRD 1,000 million (€ 2,935 thousand).
The Company deposits the agent guarantees in interest-bearing accounts and the interest appears in the account "Reserve from interest on Agent Guarantees". The "Reserve from agent fines" has been formed from fines levied on agents due to infringement of the Regulations. The aforementioned reserves form long-term liabilities of OPAP S.A. to the agents.

The Company covers all bad debt, from any cause, with the interest paid for the guaranteeing account that was contributed by the agents, any fines they might have been levied, as well as from the joint guaranteeing account itself, and the agents are called upon to cover any potential shortfall from the amount of the guaranteeing account.
In case of surplus from the interest on the capital, this surplus is paid to the Agents through their Federation for the sole purpose of increasing their insurance fund. It is in other words an initial obligation on the part of OPAP S.A. to the agents, which the company may, however set off with receivables accounts for which the agents are liable (bad-doubtful debt).

Bank Loans

The account of long-term bank loans, concerns loans that the Company has taken out on behalf of agencies of the Hellenic Republic and breaks down as follows:

Description – Repayment of Balance on Loan	Bank	Balance on 31/12/2001 in million GRD	Balance on 31/12/2001 € in thousands	Install-ments in 2002	Install-ments after 2002
Loan for the General Secretariat of Athletics GRD 7,000 million. Repayment by the 31/6/2004 in 5 equal biannual instalments of GRD 775 million	ETEVA – NATIONAL BANK OF GREECE	3,875	11,372	1,550	2,325
Loan for the General Secretariat of Athletics GRD 18,000 million. Repayment by the 31/12/2004 in 6 equal biannual instalments of GRD 2,000 million	NATIONAL BANK OF GREECE – COMMERCIAL BANK OF GREECE-ETEVA HSBC – BANK OF PIRAEUS	12,000	35,216	4,000	8,000
Loan for the General Secretariat of Athletics GRD 15,000 million. Repayment from the 30/6/2003 to the 30/6/2007 in 9 equal biannual instalments of GRD 1,667 million	NATIONAL BANK OF GREECE – ETVA - AGRICULTURAL BANK OF GREECE-COMMERCIAL BANK OF GREECE	15,000	44,021	0	15,000
First loan for the Ministry of Culture GRD 10,000 million. Repayment by the 13/11/2002 in weekly instalments of GRD 100 million	ETVA	4,660	13,676	4,660	0
Second loan for the Ministry of Culture GRD 10, 000 million. Repayment from the 1/1/2002 to the 30/10/2005 in weekly instalments of GRD 50 million	ETVA-AGRICULTURAL BANK OF GREECE	10,000	29,347	2,600	7,400
Third loan for the Ministry of Culture GRD 10,000 million. Repayment from the 1/1/2003 to the 30/12/2007 in 11 equal biannual instalments of GRD 909 million	NATIONAL BANK OF GREECE-ETEVA- ETVA - AGRICULTURAL BANK OF GREECE	10,000	29,347	0	10,000
Total		**55,535**	**162,980**	**12,810**	**42,725**

Short-Term Portion of Long-Term Liability

The short-term portion of the Company's Long-Term Liability on the 31st December 2001 may be analysed as follows:

Short-Term Portion of Long-Term Liability	In million GRD	€ in thousands
Syndicated Loan GRD 18,000 million	4,000	11,739
Syndicated Loan GRD 10,000 million ETVA	4,660	13,676
Syndicated Loan GRD 10,000 million ETVA – AGRICULTURAL BANK OF GREECE	2,600	7,630
Syndicated Loan GRD 7,000 million	1,550	4,549
Second Instalment of Remaining Balance to the Hellenic Republic	10,713	31,439
Second Instalment of Liability to the Hellenic Republic	2,257	6,624
Total of Short-Term Portion of Long-Term Liability	**25,780**	**75,657**

Upon conclusion of the concession contract with the Hellenic Republic for exclusive rights to operate games of chance the Company set off an amount of GRD 69,060 million (€ 202,671 thousand) of the total GRD 110,000 million (€322,817 thousand) consideration against the claims it had against the General Secretariat of Athletics and the Ministry of Culture, due to conclusion of the aforementioned bank loans on their behalf.

There was also a set-off of GRD 9,514 million (€ 27,921 thousand), paid as cash facilities to the General Secretariat of Athletics while the amount of GRD 10,000 million (€ 29,347 thousand) formed part of the share capital increase following the decision of the Second Extraordinary General Meeting of the company on the 15/12/2000. The aforementioned setoffs to the price of GRD 110,000 million (€ 322,817 thousand) appear in the following table:

SET-OFF OF CONSIDERATION FOR THE RIGHTS	(in million GRD)	€ in thousands
Purchase Value for the Exclusive Rights to Operate Games of Chance	110,000	322,817
Less		
Company claims from the General Secretariat of Athletics and the Ministry of Culture	69,060	202,671
Prepayments towards the General Secretariat of Athletics	9,514	27,921
Transfer to the Account of Increasing the Share Capital of O.P.A.P. S.A.	10,000	29,347
Remaining Balance	**21,425**	**62,876**
Plus		
Liability to the Hellenic Republic	**4,514**	**13,247**
Total Debt to the Hellenic Republic	**25,939**	**76,123**

The remaining balance of GRD 21,425 million (€ 62,876 thousand) is payable to the Hellenic Republic in two equal instalments payable on the 30/6/2001 and the 30/6/2002. The second instalment of GRD 10,713 million (€ 31,439 thousand) is included in the account of Liabilities C. II.7. "Short-Term portion of Long-term Liabilities".

The Liability to the Hellenic Republic amounting to GRD 4,514 million (€ 13,247 thousand) occurred from a cash facility by OPAP S.A. to the General Secretariat of Athletics which was set off against the consideration of GRD 110,000 million (€ 322,817 thousand).

The amount concerned rights of the Ministry of Finance which had been prepaid to the General Secretariat of Athletics by OPAP S.A., by order of the Ministry of Finance, for the performance of tasks and consequently, by the set-off of the liability from the General Secretariat of Athletics, the Company is again liable for its return to the Ministry of Finance.

The debt was transferred to the Hellenic Republic within the framework of settling the claims of the Company against state entities and is payable in two equal instalments payable on the 30/6/2001 and the 30/6/2002. The second instalment of GRD 2,257 million (€ 6,624 thousand) is included in the account of Liabilities C. II.7. "Short-Term portion of Long-term Liabilities".

Suppliers

The suppliers' account is analysed as follows on the 31/12/2001:

Suppliers	In million GRD	€ in thousands
Suppliers of advertising services	1,586	4,654
Suppliers of fixed assets	2,900	8,511
Other expenditure	226	663
TOTAL	**4,712**	**13,828**

The following table presents the maturity period of suppliers on the 31/12/2001.

Maturity of Obligations to Suppliers (31/12/2001)	In million GRD	€ in thousands	Percentage
Up to 15 days	3,204	9,403	68.0%
16 – 30 days	707	2,074	15.0%
31 – 45 days	424	1,245	9.0%
46 – 60 days	377	1,106	8.0%
TOTAL	**4,712**	**13,828**	**100.0%**

It should be noted that the average time of maturity for repayment of suppliers, on the basis of the balance at the end of the fiscal year amounted to 13 days in 2001 compared to 19 days in 2000 and 15 days in 1999.

Tax – Duties – Social Security Payments

The Company Liabilities for Taxes – Duties and Social Security Payments on the 31/12/2001, are analysed in the following table:

Liabilities for Taxes – Duties – Social Security Payments	In million GRD	€ in thousand
Income Tax for the 2001 Fiscal Year – Prepayment of Tax for the fiscal year 2002	69,128	202,871
Value Added Tax	2,580	7,571
Differences from Tax Audits for 1989-1999	1,972	5,788
Tax for Salaried Services	714	2,097
Tax Withholding from State Suppliers	397	1,165
Tax Withholding from Games	378	1,108
Other Taxes - Duties	1,405	308
Social Security Services	168	493
Total	**75,442**	**221,401**

From the tax audit of the years until 1999 (inclusive), a tax payment of GRD 4,260 million (€ 12,502 thousand) arose. 10% of that amount was set off through settlement between the Company and the National Auditing Centre on 2/11/2000, while an amount of GRD 2,288 million (€ 6,714 thousand) had been paid until the 31st December 2001. The balance of GRD 1,972 million (€ 5,788 thousand) will be repaid in monthly installments until the 24th November 2002.

Tax withheld from games refers to withholdings by the Company from game winners. Withholding per game during the fiscal year 2001 took place in accordance with the following percentages and limits:

	Tax-Free Limit in GRD	Tax Percentage
PROPO	25,000	10%
JOKER	25,000	10%
LOTTO	25,000	10%
PROTO	25,000	10%
PROPOGOAL	25,000	10%
STIHIMA	50,000	5%

Tax withholding takes place when the winners collect winnings and not when the winnings are announced after the selection of the winning tickets in each game. The winnings from special draws are taxed at the entire amount of 10%. The tax is paid during the month following the payout to each player of his or her winnings.

As it arises from the certificate of insurance payment from the Foundation of Social Security, dated on the 9-5-2002, the Company does not owe any due and claimable contributions for its salaried employees.

Dividends Payable

After distributing an interim dividend of GRD 58 (€ 0.17) per share, the Board of Directors of OPAP S.A. decided to propose to the Annual General Meeting of Shareholders the distribution of a GRD 146.5225 (€ 0.43) dividend per share, so that the dividends payable would amount to GRD 146.5225 X 319,000,000 shares = GRD 46,740,677,500 (€ 137,170 thousand).

Other Creditors

The account "Other Creditors" on the 31st December 2001 may be analysed as follows:

Break-down of Sundry Creditors	In million GRD	€ in thousands
Payments to Winners of Games	9,976	29,278
Liabilities from profit write-offs and rounding	8,473	24,866
Cheques payable	1,129	3,315
Employee Benefits Payable	1,056	3,099
Returns to Agents	853	2,503
Liabilities to the Greek Professional Football Association	602	1,767
Liabilities to the Ministry of Culture	375	1,100
Beneficiaries of Writs of Seizure	364	1,069
Liabilities from JACK POT	316	927
Other Creditors	655	1,922
Total of Sundry Creditors	23,799	69,843

The Account "Payments to Winners of Games" concerns the obligation to distribute Company earnings to winners of games, including taxes. The relatively high amount of this account is due to a number of smaller amounts for which there are either delays in the collection by players or amounts which are not collected by players and which are transferred to "Liabilities from earnings write-offs". The STIHIMA winnings are written off after the lapse of three (3) months from the closing date of the corresponding competition, while for the remaining games all unclaimed winnings are written off after the lapse of six (6) months. The analysis of the account per game is as follows:

Entitled Game Winners		
Game	In million GRD	€ in thousands
PROPO	74	218
LOTTO	1,462	4,291
PROPOGOAL	33	97
PROTO	1,131	3,319
JOKER	4,729	13,878
STIHIMA	2,187	6,418
Liability for return of void tickets	360	1,057
Total	**9,976**	**29,278**

The account is credited upon completion and settlement of each competition. It is charged for the payment of the moneys to entitled game winners.

The "Liabilities from Earnings write-offs and rounding" concern those amounts that on the basis of article 10 of P.D.395/90 are supplied to players. Following the lapse of the set period of time for their write-off, these earnings do not add to company profit, but are instead distributed once more to game winners increasing the amounts which are defined from the yield percentages. These are winnings of players which were not distributed due to the winners not claiming them and which are distributed to players by resolution of the B.o.D. of the Company, either by supplying certain categories of winners with additional amounts, or by promotional activities, i.e. gifts etc.

The balance of the account "Cheques Payable" GRD 1,129 million (€ 3,315 thousand), mainly concerns a cheque dated from the 27th December 2001 totalling GRD 1,019 million (€ 2,990 thousand) for the payment of tax on games of chance of November 2001. This cheque was received by the competent revenue service at the beginning of January 2002.

The amount of GRD 1,056 million (€ 3,099 thousand) employee benefits payable mainly concern the liability for payment of the regular and extraordinary productivity bonuses of GRD 393 million (€ 1,152 thousand) and GRD 602 million (€ 1,767 thousand) respectively.

Off balance - sheet Accounts

On the 31/12/2001 the off balance - sheet accounts are analysed as follows:

Memo Accounts	In million GRD	€ in thousands
Guarantees to Third Parties	10	29
Third Party Guarantees	7,013	20,581
Prepayments to Football S.A.s of unions	4	11
Taxable Value of E.U. deliveries	10	29
Total	7,036	20,650

Third-party guarantees to OPAP S.A. are as follows:

Third Party guarantees	In million GRD	€ in thousands
INTRALOT	5,500	16,141
INTRACOM	688	2,019
Greek Professional Football Association	400	1,174
Agent Guarantees	272	798
Megalos S.A.	112	329
Others	41	120
Total	7,013	20,581

8.6 Financial Indices

The following table presents the main financial indices based on the financial statements for 1999-2001.

FINANCIAL INDICES			
FISCAL YEAR	**1999**	**2000**	**2001**
GROWTH (%)			
Revenues	(12.1%)	132.1%	24.2%
Earnings Before Interest, Taxes, Depreciation and Amortisation	(16.5%)	74.3%	16.8%
Earnings Before Taxes	(16.9%)	59.4%	14.4%
Earnings after Current Taxation, B.o.D. remuneration & Non-Operational Game Payouts	(56.4%)	76.8%	1906.1%
Tangible Assets (at purchase price)	73.1%	(56.4%)	5.0%
Total Fixed Assets	10.9%	75.5%	39.0%
PRODUCTIVITY INDICES (based on Earnings Before Taxes)			
On Average of Equity	432.6%	385.2%	294.5%
On Average of Total Fixed Assets	69.1%	75.2%	55.2%
TURNOVER INDICES (in days)			
Inventories	5	2	1
Suppliers	13	19	15
Accounts Receivable	0	0	0
DEBT BURDEN RATIOS (:1)			
Third party / own funds	3.95	4.69	4.35
Debt owed to Banks / own funds	1.96	2.27	1.33
LIQUIDITY RATIOS (:1)			
General Liquidity	1.11	0.89	0.94
Direct Liquidity	1.10	0.88	0.94
FINANCIAL BURDEN INDICES (%)			
Financing Expense/ Gross Earnings	6.1%	5.5%	2.5%
Financing Expense / Earnings before Interest Debit and Taxes	6.1%	5.1%	2.7%

Growth Indices

Company sales during the period 1999 – 2001 showed a 188% increase, with an annual rate of growth of 70%. The increase was mainly due to the success of STIHIMA, the first fixed odds betting game. During the 2001 fiscal year, besides the sales of STIHIMA, the sales of both JOKER and PROTO also increased.

Company earnings before taxes increased by 82% over the three-year period 1999 – 2001, while net profits (after taxes and game subsidies – payouts) displayed a 4058% increase. Termination of subsidies during the fiscal year 2001 was a very significant development, allowing the Company to increase profits for distribution and to distribute significantly larger dividends.

The Company had a high operational profitability, which together with the termination of subsidies and the formation of a significant legal and extraordinary reserve during the 2001 fiscal year led to the doubling (+126%) of its Shareholder Equity from GRD 22,872 million (€ 67,122 thousand) during the fiscal year 1999 to GRD 51,596 million (€ 151,419 thousand) during the fiscal year 2001.

Productivity Indices

The productivity of the Company's Shareholder Equity was particularly high. Despite more than doubling its share capital over the three-year period of 1999-2001, the productivity index for Shareholder Equity (average for beginning and end) for the 2001 fiscal year came to 294.5%, a level that reflects the Company's ability to achieve even greater profitability without particularly significant investment in new facilities and equipment, with the result that the shareholders would not have to contribute Shareholders' Equity, which would be necessary to finance fixed assets.

Company financing from payable taxes-dividends and the subsequent third party / own funds ratio accounts for the much better productivity of own funds than that of aggregate operating funds.

Turnover Indices

Supplier turnover showed improvement and was 15 days during 2001 compared to 19 days in 2000. The turnover of inventories did not present significant changes and was 1 day in 2001 compared to 2 in 2000. Due to the nature of Company activities (offering services), the inventories are limited and have no major effect on its financial structure.

Debt Burden Ratios

During the fiscal year 2001, a significant legal and extraordinary reserve was formed, amounting to GRD 14,923 million (€ 43,794 thousand) and liabilities to banks were decreased, resulting in an improvement of the Company's debt burden ratios and to a third party / own funds ratio for this fiscal year in comparison to 4.69:1 for the fiscal year 2000.

Liquidity Indices

Company liquidity during the fiscal year 2001 was mainly supported by the halt in the payment of subsidies and the non-payment of dividends and taxes before the 31st December 2001, which resulted in a significant increase of its cash flows. OPAP S.A. does not keep large reserves, consequently the Direct Liquidity does not differ from the general liquidity (2001 General Liquidity: 0.94, 2001 Direct Liquidity: 0.94).

Financial Burden Indices

Due to its high profitability and significant cash in hand, the Company did not have to borrow in order to finance its investment programmes.

The interest for servicing the loans concluded by the Company during previous fiscal years on behalf of state entities (The Ministry of Culture, The General Secretariat of Athletics) were significantly reduced, resulting in the improvement of the corresponding indices, which, in any case, were already very satisfactory.

It should be noted that OPAP S.A. is burdened with the debit interest for repayment of the aforementioned loans, following the concession contract with the Hellenic Republic for the exclusive right to operate numerical lottery and sports betting games, whereupon the Company set off its claims of GRD 69,060 million (€ 202,671 thousand) from the General Secretariat of Athletics and the Ministry of Culture under the aforementioned loans against the price of GRD 110,000 million (€ 322,817 thousand).

8.7 Capital Resources and Allocations

CAPITAL RESOURCES AND ALLOCATIONS (IN MILLION GRD)	1999	2000	2001	2000 € in thousands	2001 € in thousands	ALL FISCAL YEARS	%
CAPITAL RESOURCES							
Earnings Before Taxes	69,843	111,359	127,447	326,806	374,019	308,649	75.1%
Depreciation and Amortisation (Total)	733	7,978	9,440	23,413	27,704	18,151	4.4%
Provisions	195	46	2,236	135	6,562	2,477	0.6%
Share Capital Increase by Capitalisation of profits from current fiscal year	0	10,390	0	30,492	0	10,390	2.5%
Share capital increase by setting off concession contract consideration	0	10,000	0	29,347	0	10,000	2.4%
Increase of Long-Term Bank Liabilities	13,836	34,395	0	100,939	0	48,231	11.7%
Increase of Other Long-Term Liabilities	52	13,135	0	38,547	0	13,187	3.2%
Increase of Short-Term Bank Borrowing	0	0	0	0	0	0	0.0%
TOTAL	**84,659**	**187,302**	**139,123**	**549,676**	**408,285**	**411,084**	**100%**
CAPITAL ALLOCATIONS							
Change in Working Capital	31,596	(17,178)	(73,778)	(50,412)	(216,517)	(59,360)	14.4%
Changes in Cash in hand	(23,183)	21,728	75,626	63,765	221,940	74,171	18.0%
Net Change in Fixed Assets and Formation Expenses	411	111,447	2,074	327,064	6,087	113,932	27.7%
Increase (Decrease) in Participations & Other Long-Term Receivables	7,936	(48,374)	855	(141,963)	2,509	(39,583)	9.6%
Decrease in Long-Term Bank Liabilities	0	0	10,750	0	31,548	10,750	2.6%
Decrease in Other Long-Term Liabilities	0	0	12,340	0	36,214	12,340	3.0%
Decrease in Short-Term Bank Borrowing	0	0	0	0	0	0	0.0%
B.o.D. Remuneration and Profits Distributed to Employees	0	0	0	0	0	0	0.0%
Fiscal Year Earnings for the Increase of Share Capital	0	10,390	0	30,492	0	10,390	2.5%
Dividends Distributed	0	1,914	65,243	5,617	191,469	67,157	16.3%
Taxes (Including taxes from tax differences)	351	4,596	46,013	13,488	135,034	50,960	12.4%
Other Non-Operational Game Payouts	67,547	102,779	0	301,626	0	170,326	41.4%
TOTAL	**84,659**	**187,302**	**139,123**	**549,676**	**408,285**	**411,084**	**100%**

8.8 Cash Flows for 2000 – 2001 fiscal years

The Company cash flows for the fiscal years 2000-2001 appear in the following table, as drafted in accordance with Decision 5/204/14.11.2000 of the Capital Markets Commission.

no	Analysis	GRD	Euros	GRD	Euros
		Year 2001	Year 2001	Year 2000	Year 2000
A	Cash Flow from normal (operational) activities				
A	100 Cash Inflow				
	101 Sales	613,140,625,740	1,799,385,548.76	493,654,497,825	1,448,729,267.28
	102 Other operating results	6,610,709,761	19,400,468.85	19,489,129,387	57,194,803.78
	103 Extraord. and non-op exp	1,266,032,966	3,715,430.57	946,830,841	2,778,667.18
	105 Credit Interest	2,856,963,893	8,384,340.11	2,391,139,443	7,017,283.77
	107 Sales of debt securit.			6,000,000,000	17,608,217.17
	Less				
	109 Acquis of debt sec				
	110 Receivables increase	22,354,084,410	65,602,595.48	3,109,748,798	9,126,188.70
	Total Cash Inflow (A100)	601,520,247,950	1,765,283,192.81	519,371,848,698	1,524,202,050.47
A	200 Cash Outflow				
	201 Cost of sold items (less: amort - provisions)	469,823,388,786	1,378,792,043.39	384,835,248,812	1,129,377,105.83
	202 Administrative Expenses	4,816,245,350	14,134,249.01	3,690,964,922	10,831,885.32
	204 Distribution Costs	6,614,233,473	19,410,809.90	4,964,867,480	14,570,410.80
	206 Other exp.	173,164,264	508,185.66	1,254,285,501	3,680,955.25
	207 Inventories increase			55,593,489	163,150.37
	208 Prepayments and accrued income increase			19,262,533,177	56,529,811.23
	209 Accruals and deferred reduction	357,364,877	1,048,759.73		0.00
	210 Reduction in Short term liabilities (exc. banks)	25,568,804,602	75,036,844.03	0	0.00
	Less				
	211 Inventories reduction	183,466,134	538,418.59	0	0.00
	213 Accruals and deferred increase	13,530,267,958	39,707,316.09	135,493,360	397,632.75
	214 Increase in Short term liabilities (exc. banks)	0	0.00	16,455,832,638	48,292,979.13
	Total Cash Outflow (A200)	493,639,467,260	1,448,685,157.04	397,472,167,383	1,166,462,706.92
A	300 Tax Cash Outflows				
	301 Income tax	46,012,651,134	135,033,458.94	4,520,275,610	13,265,665.77
	302 Not charged to operating cost			102,779,127,985	301,626,200.98
	303 Tax audit differences			0	
	304 Decrease in tax-duty liabilities			0	
	Less				
	305 Increase in tax - duty liabilities	63,180,236,704	185,415,221.44	7,366,684,308	21,619,029.52
	Total Tax Cash Outflows (A300)	-17,167,585,570	-50,381,762.50	99,932,719,287	293,272,837.23
	Cash flow from normal (operational) activities (A100-A200-A300)=A	125,048,366,260	366,979,798.27	21,966,962,028	64,466,506.32
B	Cash flow from investment activities				
B	100 Cash inflow				
	104 Reduction in long term liabilities	0	0.00	54,428,799,724	159,732,354.29
	106 Credit Interest (Long term receivables)	69,765,798	204,741.89	5,182,296,037	15,208,499.01
	Total Cash inflow (B100)	69,765,798	204,741.89	59,611,095,761	174,940,853.30
B	200 Cash Outflow				
	201 Purchase of intangible assets			110,000,000,000	322,817,314.75
	202 Purchase of tangible assets	588,352,592	1,726,640.04	1,071,684,880	3,145,076.68
	204 Increase in long term receivables	401,508,171	1,178,307.18	0	0.00
	205 Increase of formation exp.	1,465,392,017	4,300,490.15	375,113,794	1,100,847.52
	206 Total Cash Outflow (B200)	2,455,252,780	7,205,437.36	111,446,798,674	327,063,238.96
	Cash flow from investment activities (B100-B200)=B	-2,385,486,982	-7,000,695.47	-51,835,702,913	-162,122,385.66
C	Cash flow from financing activities				
C	100 Cash Inflow				
	101 Receipt from share capital increase / amounts to be capitalised			10,000,000,000	29,347,028.61

no	Analysis	GRD Year 2001	Euros Year 2001	GRD Year 2000	Euros Year 2000
	103 Increase in long-term liabilities 104 Increase in Short term liabilities (bank accounts)			47,529,550,791 0	139,485,108.70 0.00
	Total Cash inflow (C100)	0	0	57,529,550,791	168,832,137.32
	200 Cash Outflow 203 Reduction in long term liabilities 205 Interest Paid 206 Dividends paid	 23,089,907,092 3,530,747,674 20,416,000,000	 67,762,016.41 10,361,695.30 69,914,893.62	 5,932,562,974 	0 0.00 17,410,309.53 0.00
	Total Cash outflow (C200)	47,036,654,766	138,038,605.33	5,932,562,974	17,410,309.53
	Cash flow from financing activities (C100-C200)=I	-47,036,654,766	-138,038,605.33	51,596,987,817	151,421,827.78
	COMPANY CASH FLOWS (SUM A+B+C)	75,626,224,512	221,940,497.47	21,728,246,932	63,765,948.44
	PLUS: CASH AND CASH EQUIV AT BEGINNING OF YR	51,077,201,119	149,896,408.27	29,348,954,187	86,130,459.83
	CASH AND CASH EQUIV AT END OF YEAR	126,703,425,631	371,836,905.74	51,077,201,119	149,896,408.27

Athens, 23/5/2002

The Chairman of the B.o.D. & Managing Director — K. KOSKINAS — I.D. No. M 189774

The Chief Financial Officer — M. ILIOPOULOS — I.D. No. N 017069

Manager of Accounting — K. TSILIVIS — I.D. No. P 603617

AUDITORS' CERTIFICATE OF INSPECTION

We have audited the above Cash Flow Statement "ORGANISMOS PROGNOSTIKON AGONON PODOSPHAIROU ANONYMIS ETAIREIAS" of the 2001 fiscal year, which was prepared on the basis of books and data kept by the company as well as the audited financial statements for the fiscal year for which we issued a certificate of inspection on the 2/4/2002. It is our opinion that the aforementioned Cash Flow Statement reflects the incoming and outgoing cash flows of the aforementioned company's activities during the fiscal year.

Athens, 24/5/2002

THE AUDITORS

DELIYIANNIS YEORGIOS
Auditors' Corps Registry Number 15791

PARASKEVOPOULOS YEORGIOS
Auditors' Corps Registry Number 118511

9 PROSPECTS OF THE COMPANY

OPAP S.A. is active in a particularly competitive and socially sensitive sector, but in the period 1999-2001 almost doubled its market share, from 21.7% in 1999 to 41.8% in 2001, while its financial information showed impressive increases. The basic aim of the Company's administration is to **create added value for the shareholders, by further increasing profitability and the dominant position of OPAP S.A. in the games of chance market, while cultivating reliability**. In order to achieve this goal, the Company has defined the separate strategies, which in its view will ensure the continuity of its profitable growth. These strategies may be summarised as follows:

- **The introduction of new games of chance**

The reform of the Company's existing games and the introduction of the **"next generation" games of chance.** The Company has already set into motion the replanning of existing games, the design of new games, market research, the development of the necessary software and the support of its activities with suitable advertising and promotional means.
The introduction of three new fixed odds numerical lottery games is already in place, **SUPER 3** and **EXTRA 5** for the last quarter of 2002 and **KINO** for the first quarter of 2003.

SUPER 3 is a numerical lottery game with fixed odds that is based on the correct prediction of a three-digit number. Three drawings will be held daily. A percentage of 60% of the gross revenues of the game is the basis for the fixed odds on each drawing.

EXTRA 5 is also a fixed-odd numerical lottery based on the correct prediction of five numbers that will be drawn from a series of 35 numbers, from 1 to 35. One drawing will be held daily. 56% percent of the gross revenues from each game will be the calculation base for the fixed odds of each drawing.

Additionally, during the first quarter of 2003 the Company is planning to introduce **KINO**, which is internationally an exceptionally popular fixed-odd numerical lottery. The game is based on the correct prediction of 1 to 12 numbers from a total of 20 numbers drawn out of a series of 80 numbers. There will be drawings held every 5-10 minutes on a daily basis, while many different winning categories will exist. 70% percent of the gross revenues of the game will be taken as the calculation base for the fixed odds for each drawing.

These three new games are characterised by a direct and fixed return and will have multiple frequent drawings and are thus estimated to attract new players, contributing to increased sales and profitability for OPAP S.A.

Moreover, the company is planning to introduce in the future fixed betting on horseracing and possibly other sports in Greece. Furthermore, the Company is also considering the possibility of introducing complementary methods of betting, such as telephone betting, if such methods are allowed by the Hellenic Republic. The management of the company intends to revise the time-schedule for introducing new games according to the profitability of existing games and possible changes in the regulatory framework that may allow the introduction of new games or new methods of betting.

• **Ongoing technology upgrades**

OPAP S.A. considers the constant upgrading of technology to be a priority in order to be competitive in the ever-evolving sector in which the Company is active. Therefore the Company has the following plans in the sector of new technology:

- To purchase new computer terminals that will improve service to agents and clients.
- To upgrade the on-line network of the agencies.
- To upgrade the central system that operates the games both in processing power and in technology.
- To transfer the operation of the Central Information Technology System to a UNIX platform.
- To acquire software for the new games
- To complete the development of all the Administrative Economic applications and to upgrade all the equipment that serves their purposes, as well as to acquire a system for the management of information (M.I.S.).
- To create a second computing centre in Thessaloniki, which will operate an auxiliary back-up computing system that will operate in parallel with the existing system and will be updated simultaneously with all data in order to be in the position of completing the conduct of the games in an emergency.

Furthermore, within the framework of its general modernisation, the company has put into implementation plans:

- To relocate its headquarters to new modern rented office buildings, that will meet its increased operational needs. In combination with the relocation of Company services to modern facilities, the renewal and replacement of out-of-date office furniture, bookcases, equipment etc. is also being planned, with the goal of increasing personnel productivity by improving working conditions.
- To transfer know-how to the Company. For this purpose, the Company intends to proceed in hiring specialised personnel, as well as the ongoing training of existing personnel. The above actions will permit the Company to fully utilise its capacity to absorb know-how acquired from the agreements the Company has drawn-up with third parties and additionally to develop its own know-how.
- To renew its fleet of vehicles, by leasing new vehicles.

• **Upgrading and further exploiting its sales network**

OPAP S.A. has one of the biggest on-line sales networks in Greece. Although the agency network operates successfully, the Company aims to restructure it by re-organising existing agencies in corporate form in each separate area of operation so as to maximise its operational efficiency and it uses for offering existing products and adding new ones.

Following re-organisation into corporate form, which entails increase in size for existing agencies, the agents will be better placed to operate more efficiently through modern and uniform outlets. They will also be better placed to take advantage of additional business opportunities, including sales of tickets for sports events (including football games and the Athens 2004 Olympic games). In addition, the agents will be better placed to take advantage of recent transmission technologies.

The company is currently implementing a five-year pilot program for the implementation of its network restructuring. So as to implement its restructuring programme more efficiently, the Company will operate an experimental programme in one or more of the regions where it conducts business. Agency re-organisation in corporate form is expected to take place by using motives such as subsidised loans for the financing of investments in new bigger outlets by the agents.

- **International expansion into Southeast Europe and Mediterranean Non-EU countries**

The shareholders of OPAP S.A. in their Extraordinary General Meeting held on the 23/1/2002 approved the amendment of article 2 of the Articles of Incorporation regarding the purpose of the Company, in order to permit the expansion of the Company's entrepreneurial activities abroad, and particularly in Southeast Europe and Mediterranean Non-EU countries, in the sector of games of chance.
OPAP S.A. is considering all possibilities, i.e.

Collaboration with a local agency that operates games of chance
Purchasing the license to operate games of chance
Offering know-how for the organisation and conduct of games of chance

In Cyprus procedures have already commenced to renegotiate the existing inter-governmental agreement so that OPAP S.A. will have a financial benefit from its activities on the island. Furthermore the Company is also looking into expanding STIHIMA to run in Cyprus. It should be noted that during the 2001 fiscal year subsidies to the Asset Fund of the Republic of Cyprus amounted to GRD 4,505 million (€ 13,221 thousand).

10 Dividend Policy

During the three-year period of 1999-2001 the Company dividend distribution was as follows:

(in million GRD)	1999	2000	2001	2000 € in thousands	2001 € in thousands
Earnings after Taxes, Previous Year's Tax Differences, & other Non-Operational Game Payouts	1,944	4,059	80,840	11,913	237,241
Less: Regular Reserve	0	257	4,123	755	12,099
Earnings after taxes, Previous Year's Tax Differences, other Non-Operational Game Payouts & Regular Reserve	2,296	3,802	76,717	11,158	225,142
Total Dividend	**0**	**1,914**	**65,243**	**5,617**	**191,468**
% on earnings after taxes, Previous Year's Tax Differences, other Non-Operational Game Payouts and Regular Reserve	0%	50%	85%	50%	85%

According to Greek Law, the minimum dividend that must be distributed annually to the Company shareholders cannot be less than 35% of its earnings before taxes, less the company obligations, the regular reserve and the corresponding tax, or 6% of the paid-up capital, whichever is largest.

Until fiscal year 2000 the purpose of OPAP S.A. was, inter alia, to grant financial support, subsidies and grants to sporting, cultural and social entities, which were the main destination for the distribution of Company earnings, thus rendering fiscal year 2000 dividend to the level of GRD 6 (€ 0.02).

In accordance with article 27 of L.2843/2000, from the 1st January 2001, OPAP S.A. stopped paying subsidies and due to its significant cash flows as well as the progress of its financial results, the Company distributed an interim dividend of € 0.17 (GRD 58) per share on the 25th September 2001, while the Board of Directors decided to propose to the Annual General Meeting the distribution of a € 0.43 (GRD 146.5225) dividend per share, so that the Total Dividend for the fiscal year 2001 would amount to € 0.60 (GRD 204.5225).

Under this dividend policy, 85% of the net profits after the formation of the regular reserve would be distributed to shareholders and the dividend return of the share, on the basis of the share price of the 31st May 2002, is set at 7,3%, i.e. much higher than most listed companies.

It must be noted that in accordance with article 27, par. 4 of L. 2843/2000 (G.G. 219/12.10.2000), the dividend amount payable to the Hellenic Republic for its contribution to the Company Share Capital is utilised to support sporting and cultural activities.

11 ANNEX

11.1 Invitation to Annual General Meeting of Shareholders for the 2001 Administrative Fiscal Year

11.2 Financial Statements for OPAP S.A.

- Balance Sheet for financial year 2001, Auditor's Certificate of Inspection
- Annex for financial year 2001
- Report of the B.o.D. for financial year 2001
- Balance Sheet for financial year 2000, Auditor's Certificate of Inspection
- Balance Sheet for financial year 1999, Auditor's Certificate of Inspection

OPAP S.A.
A.P.M.A.E. 46329/06/B/00/15

INVITATION

OF THE SHAREHOLDERS OF THE SOCIETE ANONYME WITH THE NAME "ORGANISMOS PROGNOSTIKON PODOSFAIROU S.A." TO THE 2ND GENERAL ANNUAL MEETING

The Board of Directors of the societe anonyme, with the name "ORGANISMOS PROGNOSTIKON PODOSFAIROU S.A." in accordance with the Law and the Statutes of the company, INVITES its shareholders to the 2nd General Annual Meeting on Friday 21/6/2002 at 12:00, at the Hotel ATHENS PLAZA, in the PACIFIC hall, situated on Vas. Georgiou A, str, Constitution Sq. in order to discuss and decide on the following topics of the agenda:

AGENDA

1. Approval of Financial Statements for the financial year 1 - 1- 2001 up until 31 - 12 - 2001 following the presentation of the Board of Directors Report and the Chartered Accountants Report.
2. Approval of Appropriation of Profits
3. Discharging members of the BoD, as well as the Chartered Accountants of any responsibility for compensation for their actions in the second financial year (1/1/2001 - 31/12/2001).
4. Election of two Regular Chartered Accountants and two replacements for the third financial year (1/1/2002 - 31/12/2002) and designation of their fee.
5. Approval of the remuneration of the members and secretary of the BoD for the 3rd financial year (1/1/2002 - 31/12/2002).
6. Participation of the members of the BoD and approval of their extra emoluments for the 3rd financial year (1/1/2002 - 31/12/2002).
7. Other topics - Decisions.

- All shareholders holding at least one (1) share are entitled to participate and vote, either in person or by a representative.

- The shareholders who would like to participate in the above 2nd General Annual Meeting should deposit at the Company's Treasury (2 Kolonou str. - Athens), at least five (5) full days before the General Meeting, the following documents:

A. Any of the shareholders (holders of dematerialised shares) who have appointed a securities account operator (Bank or Brokerage firm) must bind their shares via the securities account operator and submit to the company the relevant share Binding Certificate, issued by the Central Securities Depositary, together with any representation documents, in order to participate in the General Meeting.
B. Any of the shareholders (holders of dematerialised shares) who have not appointed a securities account operator, but whose shares are registered with the special account operated by the Central Securities Depositary must bind their shares by a relevant statement directly to the Central Securities Depositary and submit to the company the relevant Certificate, together with any representation documents.

ATHENS 30/5/2002

THE BOARD OF DIRECTORS

APPENDIX

TO THE BALANCE SHEET OF 31ST DECEMBER 2001 (on the basis of the provisions of codified law LAW 2190/1920, as in effect) for the company "OPAP S.A." REGISTERED OFFICES ATHENS - COMPANY REG. NO 46320/06/B/00/15

Par. 1 Lawful drafting and structure of financial statements.

Deviations made in order to give a fair and true view of the company

(a) **Article 42(a), par 3.:** Deviations from the relevant provisions regarding the drafting of annual financial statements deemed necessary in order to present precisely a true and fair view of the company as required by par. 2 of this article.

None

(b) **Article 42 (b) par. 1:** Deviations from the principle that the structure and presentation layout of the balance sheet and the results of operations must remain unchanged.

None

(c) **Article 42b par.2 :** Recording an item pertaining to more than one mandatory accounts in the most appropriate account.

None

(d) **Article 42b par.3 :** Adaptation to the structure and titles of accounts with Arabic numbering, when required by the particular nature of the company.

In Results of Operations, the item "Payout to winners", which includes the cost of payout to winners of the games, as derived from the conduct of the games under the law as currently in force appears under "Cost of Sales".

(e) **Article 42b par. 4:** Condensed accounts of the balance sheet related to Arabic numbering, which (condensed accounts) must adhere to the conditions of this provision.

None

(f) **Article 42b par. 5:** Reformulation of items of previous financial years in order to render them similar and comparable to the corresponding items of the current financial year.

None

Par. 2 Valuation of assets

(a) **Article 43(a) par. 1-a**: Methods of valuation of assets, of depreciation and amortisation as well as provisions for decrease in the value of assets.

1) The fixed assets were valued at their purchase value or at the cost of building them or at a re-adjusted value as required by a special law, increased by the value of additions and improvements and reduced by the amortisations - depreciations provided by law.
2) There was no case requiring a depreciation provision.
3) All securities similar to a time deposit were valued at their current value as at 31/12/2001.
4) The items of inventory purchased were valued at the lowest price per item among the acquisition value and the current purchase value at the end of the financial year and their net sales price.
5) The residual items and sub-products were valued at their possible sales price, less direct sales cost as required.
6) As acquisition value for all purchased items of inventories was regarded the value of the last purchase of such an item, which is not significantly different from their annual average acquisition value. In the case of raw materials the average production cost was used.

(b) **Article 43(a) par. 1-a:** Basis for the conversion into drachmas of assets expressed in foreign currency (FC) and accounting treatment of exchange differences:

1) Liabilities in FC towards the winners, agent guarantees and Cyprus reserve, derived from the conduct of games, were valued at the official FC rate and any exchange differences were recorded in results of operations.

2) The cash and cash equivalents in FC were valued in the official FC rate as at 31.12. 2001 and any exchange differences were recorded in results of operations.

(c) **Article 43(a) par. 2:** Deviation from the methods and basis principles of valuation. Application of special valuation methods.

None

(d) **Article 43 par. 7b:** Change in the method of calculating the acquisition value or production cost of inventories and securities.

None

(e) **Article 43 par. 7c:** Recording the difference between the valuation price of the inventories and securities and the current purchase price, if this difference is significant.

The difference is not significant.

(f) **Article 43 par. 9:** Analysis and explanation of the adjustment of the fixed assets value which took place within the year on the basis of a special law and recording of entries in the account "Adjustment differences"

No adjustment was made to the acquisition value on the basis of Law 2065/92 as no such case occurred.

Par. 3 Fixed Assets and Formation expenses

(a) **Article 42e par. 8:** Changes in the fixed assets and formation expenses (Long term amortisation/depreciation)

		VALUE AT ACQUISITION				AMORTISATION/DEPRICIATION				
COD	DESCRIPTION	BALANCE	ADDITIONS - TRANFERS	REDUCTIONS	TOTAL FIXED ASSETS 31/12/2001	AMORTISATION/ DEPRECIATION BALANCE	REGULAR AMORTISATION/ DEPRECIATION 2001	AMORTISATION/ DEPRECIATION REDUCTIONS 2001	AGGREGATE AMORTISATION/ DEPRECIATION REDUCTIONS	UNAMORTISED BALANCE 31/12/2001
10	**Land**	1,168,617,350			1,168,617,350				0	1,168,617,350
11	**Buildings & Projects**	510,699,078	10,546,226		521,245,304	25,535,497	25,839,012		51,374,509	469,870,795
12	**Equipment & Machinery**	7,081,021,479	513,051,769		7,594,073,248	1,338,584,107	1,447,635,776		2,786,219,883	4,807,853,365
13	**Transportation Vehicles**	145,599,999	12,951999		158,551,998	29,120,000	30,051,500		59,171,500	99,380,498
14	**Furniture & Other Equipment**	2,764,884,302	51,802,598		2,816,686,900	807,946,234	832,808,447		1,640,754,681	1,175,932,219
16.01	**Intellectual Property Rights**	110,000,000,000	0		110,000,000,000	5,500,000,000	5,500,000,000		11,000,000,000	99,000,000,000
16.10	Expenses for Formation and 1st Installation	100,255,000	3,262,026	100,000,000	103,487,026	20,045,000	20,697,405	20,000,000	20,742,405	82,744,621
16.12	Research Expenses	0	3,540,000		3,540,000		708,000		708,000	2,832,000
16.13	Expenses for Share Capital Increase and bond issue	0	709,775		709,775		141,955		141,955	567,820
16.17	Re- structuring Expenses	912,471,569	185,676,284		1,098,147,853	256,397,475	309,701,812		566,099,287	532,048,566
16.19	Other long term amortisation/depreciation charges	0	1,272,203,932		1,272,203,932		1,272,203,932		1,272,203,932	0
16	**Intangible Assets and long term amortisation charges**	111,012,696,569	1,465,392,017	100,000,000	112,478,088,586	5,776,442,475	7,103,453,104	20,000,000	12,859,895,579	99,618,193,007
	TOTAL	122,683,518,777	2,053,744,609	100,000,000	124,737,263,386	7,977,628,313	7,977,628,313	20,000,000	17,397,416,152	107,339,647,234

(b) **Article 43 par. 5 - d:** Analysis of additional depreciations - amortisations

No additional depreciations - amortisation were made.

(c) **Article 43 par. 5 -e:** Provisions for reduction in value of tangible fixed assets.

No case for forming such a provision occurred.

(d) **Article 43 par. 3e:** Analysis and explanation of formation expenses (Long term depreciation/amortisation) related to this financial year.

Expenses for Formation and 1st Installation	GRD	3,262,026
Research Expenses	GRD	3,540,000
Expenses for Share Capital Increase	GRD	709,775
Software Programmes for IT Systems	GRD	138,593,284
Expenses for technical installation studies	GRD	47,083,000
Expenses associated with listing on the Athens Stock Exchange	GRD	1,272,203,932
Total Formation Expenses	GRD	**1,465,392,017**

(e) **Article 43 par. 3c:** The amounts of exchange differences that arose in the current financial year at payment of instalments or at the valuation of loans or credits at the end of the financial year, used exclusively for the acquisition of fixed assets, and their accounting treatment.

There are no such amounts

(f) **Article 43 par. 4 items a and b:** Analysis and explanation of the items "Research and Development Expenses", "Concessions and industrial property rights" and "Goodwill"

Concessions and intellectual property rights		
Acquisition value of the right to conduct the Games from the Ministry of Finance	GRD	110,000,000,000
Amortisation for financial year 2000	GRD	5,500,000,000
Amortisation for financial year 2001	GRD	5,500,000,000
Unamortised balance 31.12.2001	GRD	99,000,000,000

The duration of the concession is 20 years and according to Codified Law 2190/1920 the amount will be amortised in equal amounts over the 20 year period.

Par. 4 Financial Assets

(a) **Article 43a par. 1 - b:** Participation in the capital of other companies, holding a shareholding exceeding 10%.

None

(b) **Article 43a par. 1 - p:** Drafting of consolidated financial statements containing the financial statements of the company.

No such case occurred.

Par. 5 Inventory

(a) **Article 43a par. 1 - i:** Valuation of items of inventory in deviation of the valuation rules set out in article 43 for tax exemption purposes.

None

(b) **Article 43a par. 1 - j:** Differences arising from a reduction in value of the current assets and reasons for this:

None

Par. 6 Share Capital

(a) **Article 43a par. 1 - d:** Category of shares into which the share capital is divided.

	Number	Nominal Value	Total Value
Common Shares	319,000,000	GRD 102,225	32,609,775,000

The 1st Annual General Meeting of Shareholders decided to increase the share capital by capitalising reserves from tax-free income and increase the nominal value of the share from GRD 100 to GRD 102.225 (€ 0.30) in order to transform the nominal value of shares into Euros.

(b) **Article 43a par. 1 - c:** Shares issued within the financial year in order to increase the share capital

No new shares were issued during the financial year.

(c) **Article 43a par. 1 - e and 42e par. 10:** Titles issued and rights attached to these titles.

None issued

(d) **Article 43a par. 1 - r:** Acquisition of own shares during the current financial year.

The company did not acquire any of its own shares during the financial year.

Par.7 Provisions and liabilities

(a) **Article 42e par. 14 item d:** Analysis of the account "Other provisions", if the amount recorded is significant.

The item of the Balance Sheet "Other provisions" amounts to 1,700,000,000 and is made up of the amount of GRD 100,000,000 allocated by the Committee of article 9 of Codified Law 2190/1920 on 31.12.1999 and of the amount 1,600,000,000 burdening the results of 2001 in order to cover possible extraordinary risks for payouts to winners for the game Stihima.

(b) **Article 43a par. 1 - h:** Financial commitments from contracts etc. that do not appear on the memo accounts. Obligations to pay special monthly supplies and financial obligations for affiliated companies.

None

(c) **Article 43a par. 1 - m:** Possibility of significant taxes or tax amounts which must be recorded in the current year and previous financial years to the extent that they do not appear under liabilities or as provisions.

The company has been audited by the tax authorities until 1999 and therefore tax liabilities for the financial years 2000 and 2001 are not yet finalised.

(d) **Article 43a par. 1 - f:** Long-term liabilities over 5 years.

The amount payable after 31.12.2006 amounts to GRD 3,484,848,478 and is analysed as follows:

National Bank Loan GRD 15 billion	GRD	1,666,666,666
National Bank LoanC' GRD 10 billion	GRD	1,818,181,812
		3,484,848,478

(e) **Article 43a par. 1 - f:** Liabilities secured with encumbrances

None

Par.8 Prepayments, Accruals and Deferred

Article 42e par. 12: Analysis of items of prepayments, accruals and deferred "Earned Income" "Accrued Expenses" and " Expenses deferred for future financial year".

A. Earned Income		
Accrued Income from the contracting company for STIHIMA	GRD	5,744,839,800
Accrued interests from deposits	GRD	236,013,889
	GRD	5,980,853,889
B. Accrued Expenses		
Common Expenses	GRD	15,320,850
Interests from time deposits	GRD	180,000
	GRD	15,500,850
C. Expenses deferred for future financial years		
None exist		

Par. 9 Memo Accounts

Article 42e par. 11: Analysis of the memo accounts, to the extent that this obligation is not covered by the information of the next paragraph.

Third Party - Suppliers Guarantees	GRD	6,741,169,347
Agent Guarantees	GRD	271,851,906
Prepayments to Football S.A.s of unions	GRD	3,625,128
Guarantees to Third Parties	GRD	9,951,663
Taxable Value of E.U. deliveries	GRD	9,749,704
	GRD	7,036,347,748

Par.10 Guarantees and encumbrances granted

Article 42e par. 9: Guarantees and encumbrances granted by the company

None

Par.11 Remuneration of members of the managing bodies and credits to corporate management organs

(a) **Article 43a par. 1 - n:** Remuneration of members of the administrating and managing organs of the company

Remuneration of members of the BoD	GRD	91,345,702
Remuneration of managers	GRD	325,429,869

(b) **Article 43a par 1 - n:** Obligations created or undertaken as a result of benefits to the members of the administrating or managing organs leaving the company during the current financial year.

During the year obligations amounting to GRD 100,186,391 were undertaken.

(c) **Article 43a par 1 - o:** Advances and credits given to the management organs (members of the board of directors and managers).

During the financial year 2001 cash prepayments were given to the employees of the company - members of the Board of Directors, in the form of salary advances, amounting to GRD 5,127,606 by decision of the Board of Directors (dated 22.3.2001)

Par.12 Results of Operations

(a) **Article 43a par. 1 -h:** The revenues per category of activity and geographical market. (Revenues as defined in article 42e par.15 item a)

Sales in Greece	Amounts in GRD
PROPO	21,392,388,080
LOTTO	23,405,829,250
PROPO-GOAL	743,874,040
PROTO	15,795,544,200
JOKER	92,879,569,300
STIHIMA	447,676,347,000
TOTAL	601,893,551,870
Sales Abroad	
PROPO	361,516,520
LOTTO	2,484,981,150
PROPO-GOAL	25,422,800
PROTO	2,020,919,400
JOKER	6,354,234,000
TOTAL	11,247,073,870

(b) **Article 43a par. 1 -j:** Average number of personnel employed during this financial year and categories of personnel and total cost entailed. It should be noted that "Administrative personnel" includes personnel receiving a monthly salary and that "technical worker" includes the personnel receiving a daily wage.

(1) Average number of Administrative Personnel 243

(2) Average number of "technical worker"

Approximately 845 different persons are employed with daily wages in company. On average 290 persons out of the above are employed on a daily basis.

(3) Personnel remuneration and expenses

Salaries	GRD	6,554,132,093
Social Security Charges	GRD	1,049,126,317
Retirement benefits	GRD	219,393,775
Other benefits and aids	GRD	210,501.869
	GRD	8,033,154,054

(c) **Article 42e par. 15 - b:** Extraordinary and non-operating expenses and income (i.e. the accounts "extraordinary and non-operating expenses"). If the amounts in the accounts "extraordinary expenses" and "extraordinary income" are significant, then an analysis should be provided in accordance with the provisions of article 43a par. 1 - n (on the basis of the accounts 81.02 and 81.03 of the Greek Accounting Plan).

A. Extraordinary expenses		
Exchange differences	GRD	92,442,995
Other extraordinary and non-operating expenses	GRD	43,687,362
Total	GRD	136,130,357
B. Extraordinary income		
Discounts from payment of taxes and duties in lump sums	GRD	154,210,276
Exchange differences	GRD	630,746,630
Other extraordinary and non-operating income	GRD	3,694,585
Total	GRD	788,651,585
C. Extraordinary profit		
Asset investment grants for this financial year	GRD	400,000,000
Other extraordinary and non-	GR	40,384,116

operating income	D	
Total	GRD	440,384,116

(d) **Article 42e par. 15 - b:** Analysis of accounts "Previous year's income", "Income from previous year's provisions" and "Prior year's losses"

A. Previous year's income		
Amortisation of past liabilities	GRD	33,540,762
Settlement of Capital Tax Amortisation	GRD	20,000,000
Other income	GRD	3,456,597
Total	GRD	56,997,359
B. Income from previous year's provisions		
Income from unused provisions of prior financial years	GRD	65,044,990
Income from provision of bad debts of agents	GRD	131,565,537
Total	GRD	196,610,527
C. Previous Year's Losses		
Premium fines and stamp duties from previous financial years	GRD	3,135,818
Remuneration and benefits of third parties from previous financial years	GRD	16,319,637
Other expenses of previous financial years	GRD	17,578,452
Total		37,033,907

(e) **Article 43a par. 1 - r:** Any information deemed necessary in order to better inform the shareholders and present a true and fair view of the assets, financial position and results of operations of the company.

(1) A provision for the compensation of the personnel due to retirement was created in accordance with the stipulations of article 42 of Codified Law 2190/1920.

(2) During this financial year and upon submission of the income tax forms for the financial year 2000, certain items relating to tax-free and specially taxed reserves were modified in accordance with Law 22389/1994, resulting in a

debit difference of GRD 594,488,663 appearing under the item of the table of appropriation "Differences from tax audit" and can be analysed as follows:

	INITIAL TAX STATEMENT	SUBMITTED TAX STATEMENT	DIFFERENCES IN STATEMENT
LEGAL RESERVE	257,388,000	257,388,000	0
DIVIDENDS	1,914,000,000	1,914,000,000	0
TAX-FREE	1,423,435,228	2,755,915,734	-1,332,480,506
TAXED AT SPECIAL PROVISIONS	390,319,658	48,653,590	341,666,068
TAX	4,520,275,610	4,123,949,835	396,325,775
BALANCE CARRIED FORWARD	86,831,888	86,831,888	0
TOTAL	8,592,250,384	9,186,739,047	-594,488,663

Athens 2 April 2002

The Chairman of the Board of Directors and Managing Director

Koskinas K.

A member of the Board of Directors

D. Rizos

The Manager of Finance

Iliopoulos Mih.

The Head of Accounting

Tsilivis K.

CERTIFICATION

We hereby certify that this appendix comprising eleven (11) pages, is the one mentioned in the certificate of audit we granted on the date 02.04.2002

Athens 02.04.2002

The Chartered Accountants

DELIGIANNIS GEORGIOS	PARASKEVOPOULOS GEORGIOS
SOEL reg no 15791	SOEL reg no 145 81

REPORT OF THE BOARD OF DIRECTORS OF OPAP S.A.

TO THE

GENERAL ANNUAL MEETING

OF SHAREHOLDERS

REGARDING THE FINANCIAL YEAR

1/1/2001 TO 31/12/2001

Dear Shareholders,

According to the Law and the Articles of Incorporation of the Company we hereby present the Company's activity during the year 2001.

In the year that just ended, which was marked by the Company being listed on the Main Market of the Athens Stock Exchange, the revenues (sales) and the Profits before taxes of the company presented a satisfactory increase, confirming the upward trend in the business of the Company.

The following main Accounting Principles were applied in drafting the Balance Sheet of the current year, as well as the results of operations account.

1. Valuation of fixed assets and depreciation/amortisation thereof.

The tangible fixed asset have been valued either at the value set by the Committee of Article 9 of 2190/20, or, for those that were acquired after the valuation by the Committee had been completed, at their acquisition value less depreciation as required by law. In the case of land and buildings, the valuation reflected the value set by the above Committee and no adjustment was made to that value, as valuation took place in 2000 and no adjustment was required by law.

The amortisation/depreciation of the fixed assets has been calculated on the basis of Presidential Decree 100/98.

2. Valuation of inventory - production cost of printing material

The inventory for the materials for the management of the games, as well as of the print shop have been valued at their acquisition cost.

In order to calculate the acquisition cost of all the items of inventory, as well as the production cost of all materials, the average price method was applied. No adjustments to the productive fixed assets were made in calculating the production cost of the printing materials.

3. Valuation of the receivables and liabilities in foreign currency

The receivables and liabilities in foreign currency were valued at the official exchange rate as at the date of the Balance Sheet. The currency differences that arose have been recorded in the results of operations.

4. Criteria for characterising the receivables and liabilities as short term and long term.

Liabilities whose maturity date exceeds one year from the date of the Balance sheet have been recorded as long term liabilities, while all other liabilities have been recorded as short term liabilities. The same criteria applied to receivables.

5. Compensation for retirement and redundancy

A provision was made for compensation of personnel equal to up to 40% of the entitled compensation as at the date of the Balance Sheet.

6. Investments

During the current financial year investments amounting to GRD 781,540,677 (Euros 2,293,589.66) were made for the development of software and upgrading and extending technological equipment.

In specific, the main financial data of the Company were as follows:

1. **Revenues**, increased **by 24.2%** compared to 2000 and amounted to GRD 613,140,625,740 (€ 1,799,3385,548.76), compared to GRD 493.654,497,825 (€ 1,448,729,267.27) in 2000.
2. **Gross earnings** (before depreciation and amortisation) increased **by 31.92%** compared to 2000 and amounted to GRD 141,421,698,713 (€ 415,030,663.87), compared to GRD 107,199,663,123 (€ 314,599,158.10) in 2000.
3. The **operating income** of the company (before depreciation and amortisation, financial extraordinary expenses and taxes) amounted to GRD 136,181,228,172 (€ 399.651,439.98) compared to GRD 118,002,951,297 (€ 346.303,598.82) in 2000 presenting **a 15.4% increase**.
4. The **net profits before taxes** in 2001 presented an increase of **14.45 %** and amounted to GRD 127,446,901,579 (€ 374,018,786.73) compared to GRD 111,358,740,830 (€ 326,804,815.35) in 2000.

PROSPECTS for 2002

Our Company is active in the extremely competitive and dynamic gaming market and managed in the last two years to gain an even greater market share and establish its leading position. Thus, during the financial year 2001 its share in the total gaming market exceeded 41 % compared to 37.6% in 2000 and 21.7% in 1999.

Our aim is to continue the development of the Company.

In order to achieve the above:

- the introduction of the new games SUPER 3 and EXTRA 5 has been scheduled for September 2002.
- We are considering the possibility the possibility of expanding our business activities to Southeastern Europe.
- investments amounting to GRD 17 billion have been planned for 2002 in order to modernise the technological infrastructure and to acquire an audio-visual information system for the agent outlets, which is prerequisite for introducing new games, such as KINO early on in 2003 and the development of other activities, such as the sales and management of tickets for Sports and Cultural Events.
- we are currently considering the terms and conditions for a co-operation with ODIE

APPROPRIATION OF NET RESULTS

The profits before taxes of GRD 127,446,901,579 (€ 374,018,786.73) after the addition of the profit balance from previous financial years amounting to GRD 86,831,888 (€ 254,829.79), the deduction of the income tax for the current year amounting to GRD 46,012,651,134 (€ 135,033,458.94) result in the profits of GRD 80,926,593,700 (€ 237,495,506.09) to be appropriated and we suggest that they are a appropriated as follows:

APPROPRIATION OF PROFITS

1	Legal Reserve	4,122,703,421
2	Extraordinary Reserve	10,800,000,000
3	Dividends Payable	65,242,677,500
4	Reserves from tax free income	597,424,291
5	Non-taxable Reserves No 110 par. 2 Law 2238/94	154,424,291
5	Reserves from income taxed under special provisions	6,217,523
6	Profit Balance Carried Forward	3,360,689
	TOTAL	***80,926,593,700***

It should be noted that the BoD of the Company by its decision dated 12/12.7.2001 decided to distribute an interim dividend of GRD 58 per share for the financial year 2001 to the shareholders as at the end of the session of the Athens Stock Exchange on 29/8/01 (the aggregate amount distributed as interim dividend was GRD 18,502,000,000).

Following the above we would like to propose the following to the Shareholders:

1. To approve the Balance Sheet and the Results of operations.

2. To discharge us and the auditors from any liability for the financial year 2001 in accordance with the law and the articles of incorporation.

3. To approve the Statement of Appropriation of Profit, taking into account that the payable dividends include the interim dividend, amounting in aggregate to GRD 18,502,000,000.

4. To appoint two (2) regular and (2) replacement Chartered Accountants for the financial year 2002.

ATHENS 2/4/2002

The Board of Directors